As filed with the Securities and Exchange Commission on November 17, 2023.

Registration No. 333-268279

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bounty Minerals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	88-2900183
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

777 Main Street, Suite 3400

Fort Worth, Texas 76102

(817) 332-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tracie Palmer

Chief Executive Officer and President

777 Main Street, Suite 3400

Fort Worth, Texas 76102

(817) 332-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sean T. Wheeler, P.C. Debbie P. Yee, P.C. Anne G. Peetz Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77002 (713) 836-3600	Douglas E. McWilliams Thomas G. Zentner III Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☐

		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2023

            Shares

Bounty Minerals, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling                shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $        and $        per share. We have applied to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “BNTY.”

To the extent that the underwriters sell more than                shares of Class A common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional                shares from us at the public offering price less underwriting discounts and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company.”

We have two classes of common stock: Class A common stock and Class B common stock. Upon completion of this offering and the related reorganization, holders of shares of our Class A common stock and Class B common stock will be entitled to one vote for each share of Class A common stock and Class B common stock, respectively, held of record on all matters on which stockholders are entitled to vote generally. See “Description of Capital Stock.” Upon consummation of this offering, our Existing Owners (as defined herein), will hold 100% of the shares of Class B common stock that will entitle them to         % of the combined voting power of our common stock (or         % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). This offering is being conducted through what is commonly referred to as an “Up-C” structure. The Up-C structure provides the Existing Owners with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for us and the Existing Owners when they ultimately exchange their Bounty LLC Units (as defined herein) (together with its shares of Class B common stock) for shares of Class A common stock. See “Corporate Reorganization.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 30.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer

Per Share	$	$	$

Total	$	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of Class A common stock will be made on or about                    , 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RAYMOND JAMES	STIFEL

STEPHENS INC.

The date of this prospectus is                    , 2024.

Source: Enverus and Bounty management data.

(1)	As of September 30, 2023.
(2)	Current production is for the nine months ended September 30, 2023.
(3)	Proved reserves as of year end 2022.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or the information to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Through and including                , 2024 (25 days after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering,

i

may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Organizational Structure

This offering is being conducted through what is commonly referred to as an “Up-C” structure. Following this offering and the reorganization transactions described in “Summary—Corporate Reorganization,” Bounty Minerals, Inc. (“Bounty Minerals”) will be a holding company whose sole material asset will consist of a                 % interest in Bounty Minerals Holdings LLC (“Bounty LLC”). Bounty LLC will continue to wholly own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, Bounty Minerals will be the sole managing member of Bounty LLC and will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business. See “Summary—Corporate Reorganization” and “Corporate Reorganization” for more information on this structure.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. These sources include reports entitled: Natural Gas Weekly Update, dated August 2023 (the “August 2023 EIA Update”), the Annual Energy Outlook 2023, dated March 2023 (the “2023 AEO”), EIA Natural Gas Monthly September 2023 (the “September EIA Natural Gas Monthly”), U.S. Liquefaction Capacity, dated June 2023 (the “EIA Liquefaction Report”), by the Energy Information Administration (the “EIA”), a report entitled 2023 Annual Report by the International Group of Liquified Natural Gas Importers, dated November 2021 (the “GIIGNL Annual Report”), a report entitled Climate Change Indicators, dated August 2022 (the “EPA Emissions Report”), by the Environmental Protection Agency (“EPA”).

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the TM, SM or ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our Class A common stock. The information presented in this prospectus assumes, unless otherwise indicated, (i) an initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), (ii) that the underwriters’ option to purchase additional shares of Class A common stock is not exercised and (iii) that no shares are purchased under the Directed Share Program (as defined below). You should read “Risk Factors” for information about important risks that you should consider before buying our Class A common stock.

Bounty Minerals, Inc., the issuer in this offering (together with its wholly owned subsidiaries, “Bounty Minerals”), is a holding company formed to own an interest in, and act as the sole managing member of, Bounty Minerals Holdings LLC (“Bounty LLC”). Upon the consummation of this offering, Bounty Minerals’ sole material asset will be the Bounty LLC Units (as defined below) purchased from Bounty LLC with the net proceeds from this offering. Bounty Minerals will operate and control all of the business and affairs of Bounty LLC and, through Bounty LLC and its subsidiaries, conduct our business. Accordingly, our historical financial statements are those of Bounty LLC, which we refer to herein as our “predecessor.”

Unless indicated otherwise or the context otherwise requires, references in this prospectus to the “Company,” “us,” “we” or “our” (i) for periods prior to completion of this offering, refer to the assets and operations (including reserves, production and acreage) of Bounty LLC, and (ii) for periods after completion of this offering, refer to the assets and operations (including reserves, production and acreage) of Bounty Minerals and its subsidiaries, including Bounty LLC and its subsidiaries. This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in the “Glossary of Oil and Natural Gas Terms” contained in Annex A to this prospectus.

The estimates of our proved, probable and possible reserves as of December 31, 2022 and 2021 have been prepared by Cawley, Gillespie & Associates, Inc. (“CG&A”), our independent reserve engineers. Summaries of CG&A’s reports are included as exhibits to the registration statement of which this prospectus forms a part.

Our Company

We own, acquire and manage mineral interests in the Appalachian Basin with the objective of generating cash flow from our existing portfolio for distribution to stockholders. Our initial target area was guided by a strong technical team that identified the areas of the basin we believe have the highest potential economics, enabling us to acquire our current holdings of approximately 65,000 net mineral acres. Our focus has been on acquiring primarily non-producing minerals in developing shale plays, which has allowed us to deliver significant organic production and cash flow growth as operators have increasingly developed the core of the basin. We expect this to continue as only 18.6% of our existing portfolio by identified net proved, probable and possible (“3P”) locations has been developed as of December 31, 2022, which does not include the additional resource potential in our stacked pay areas. Our assets are exclusively mineral interests, which entitle us to the right to receive a share of recurring revenues from production without being subject to development capital requirements, lease operating expenses, or maintenance capital requirements. Mineral ownership results in higher cash flow margins than any other portion of the energy sector by providing exposure to commodity prices and minimizing operating expense while limiting exposure to service and development cost inflation.

We are a natural gas-focused minerals company. For the year ended December 31, 2022, the production from our mineral acreage position was substantially all natural gas and NGLs, with total production associated with our mineral interests totaling 16.9 Bcfe, comprised of 76% natural gas, 20% NGLs and 4% oil. For the nine months ended September 30, 2023, total production associated with our mineral interests was 13.3 Bcfe, comprised of 76% natural gas, 20% NGLs and 4% oil. We plan to accomplish our objective of generating cash flow for distribution to stockholders by utilizing cash flow from the current and continued development of our acreage. We intend to further grow our acreage position by selectively targeting additional accretive acquisitions using the same technical, land and legal rigor our team has historically applied to acquisition opportunities.

Our History

Our team has a long history of buying mineral interests in top-tier prospective acreage throughout the United States. We were formed in 2012 with the objective of acquiring primarily non-producing mineral interests in the Appalachian Basin. We believe our team has a demonstrated and proven competitive advantage to technically identify, source, evaluate, negotiate, acquire and manage mineral and royalty interests in high quality areas of the Appalachian Basin. We acquired all of our approximately 65,000 net mineral acres through more than 1,200 transactions covering three states and 30 counties. The substantial majority of our acreage is subject to a lease, and of that leased acreage, we have had the opportunity to directly negotiate leases on over 26,000 net mineral acres, generating over $116.7 million of lease bonus income from our inception to September 30, 2023. The members of our executive team, including our Executive Chairman, have an average of 30 years of oil and gas experience, including prior leadership experience in the management of, and value creation within, minerals, upstream and midstream assets. We have utilized geology and engineering consultants with an average of over 43 years of experience in the Appalachian Basin, with extensive subsurface expertise including vertical well logs and performance analysis, to help us identify and evaluate potential acquisition opportunities. We believe we have earned a positive reputation for building relationships through our negotiations with mineral owners, evaluating and analyzing title, navigating legal complexities and consistently and efficiently closing deals. Over the last six years, we have also actively engaged with the legislatures of Pennsylvania, West Virginia and Ohio to advocate for the passage of laws to both protect mineral owners and promote development. Key victories include the prohibition of post-production deductions on flat rate leases, royalty check stub transparency, timely payment of royalties, and unitization and pooling of oil and gas leases. This process has allowed us to develop mutually beneficial relationships with operators and land owners, which are key to our continued success.

Our experience and expertise has enabled us to aggregate a considerable inventory of non-producing acreage ahead of development activity. In 2019, our primary allocation of capital shifted from acquisition and resource capture to returning capital to our stockholders. Following the shift in our capital allocation strategy, our production grew by over 38% on a Mcfe/d basis from 2019 to September 30, 2023, demonstrating our ability to grow production without the need for additional significant capital investment in acquisitions due to our inventory remaining largely ahead of development activity. The graphic below compares our net acres acquired by year to our total net production over time:

Our Focus on the Appalachian Basin

We target the Southwestern portion of the Appalachian Basin in the tri-state area covering Ohio, West Virginia and Southwestern Pennsylvania, focusing on the highly-attractive, dry gas and liquids-rich portions of the play with stacked pay potential in three separate zones that provide favorable economics. While dry gas is the predominant resource in the Marcellus, Utica and Upper Devonian shales, each of the Marcellus and the Utica shales have liquids-rich reserves located in the western portion of the play with dry gas reserves in the eastern portion. The geologic characteristics of the Appalachian Basin are mature and well-understood and we believe the continuous nature of the hydrocarbons in our targeted area of the basin provide for more consistent and a higher probability of development of our acreage. Historically, we have achieved organic production growth and increased cash flow by following emerging well results and targeting undeveloped areas with the best underlying geology where we expect operators will continue development activity and complete new wells to offset declines and potentially grow production. The Southwestern portion of the Appalachian Basin, where we primarily target and own minerals, has grown from approximately 1,700 horizontal producing wells in 2012 to more than 11,700 horizontal producing wells as of June 30, 2023.

Our production growth has significantly outpaced the broader Appalachian Basin. Per the August 2023 EIA Update, dry natural gas production from the shale formations of Appalachia has been growing since 2006, with production in the region reaching 31.0 Bcf/d in August 2023. Since August of 2019, the production growth of the Appalachian Basin as a whole has averaged a 1% compound annual growth rate (“CAGR”) according to the August 2023 EIA Update, while increased development of our portfolio over the same period has resulted in organic gas production growth at a materially higher 9% CAGR. The graphic below compares our dry gas production growth from 2019 to 2022 to the dry gas production growth of the Appalachian Basin as a whole during the same period.

Bounty vs. Appalachia Dry Gas Production Growth

As of December 31, 2022, CG&A estimated only 18.6% of our existing portfolio by identified net 3P locations was currently developed. The graphic below compares our annual production (Mcfe/d) to the percentage of our acreage that was developed from 2013 to 2022:

Total Annual Production vs % Developed by Year

Our focus on Appalachia is also unique among public mineral companies, who either have limited or no exposure to the Appalachian Basin. As such, we believe we offer a unique opportunity to public investors looking to participate in the growth of the largest and most economic natural gas basin in the United States.

Future Development

Our minerals are leased to some of the top operators in Southwest Appalachia, who have significant inventory of future locations and DUCs, as well as a substantial portion of current active rigs in the basin. In the preceding two years, 86% of our acreage has been within five miles of an active rig, and 66% of our mineral acreage was within three miles of an active rig. For the six months ended June 30, 2023, there were a total of 387 completions within counties in which we own mineral interests, of which 31% were located on our acreage. For the nine months ended September 30, 2023, an average of 43% of monthly active rigs in Southwest Appalachia were developing our acreage position. This increased activity on our acreage and proximity to rig activity further demonstrates the likelihood of future development and the potential for continued development. According to Enverus production data, as of June 30, 2023, 42 of the top 100 wells in Southwest Appalachia were on our acreage, and our mineral position was operated by all of the top ten operators in our portion of the basin, based on gross operated production for the first half of 2023. These operators make up approximately 75% of our total leased acreage position and, since 2020, have completed approximately 82% of the total wells within the counties in which we own mineral interests. Seven of our top operators are companies whose capital budgets are deployed solely in Appalachia.

As operators continue to develop the substantial leased inventory of horizontal drilling locations on our acreage, we expect this development activity to support our production and cash flow from the undeveloped mineral acreage in our portfolio. We divide our horizontal well inventory into six categories based on the development stage of the well or prospective well: (i) producing wells (“PDP”), (ii) completed wells on which we are awaiting receipt of revenue from operators (“producing awaiting revenues” or “PARs”), (iii) drilled but uncompleted wells (“DUCs”), (iv) prospective wells that have been granted drilling permits (“permitted wells”), (v) additional drilling locations inside current Bounty drilling spacing units (“DSUs”), and (vi) additional drilling locations in DSUs that we anticipate will be formed in the future based on our assumptions described below. PARs, DUCs and permitted wells, which we collectively refer to as our “activity wells,” provide near-term visibility on production activity in areas where we own interests, as we have historically found that activity wells are likely to be converted into producing wells under a short time horizon. We refer to additional drilling locations inside current Bounty DSUs and additional drilling locations on DSUs that we anticipate will be formed in the future, as our “additional locations.”

The table below reflects our current gross and net horizontal producing wells, activity wells and additional locations as of December 31, 2022 across our DSU acreage by state and play, consistent with our 3P reserve report prepared by CG&A.

	Activity Wells				Additional Locations
State	PDP	PARs(1)	DUCs	Permitted Wells	LOCs Inside Existing Unit	Remaining LOCs	Total

Ohio	530	22	14	25	87	823	1,501

Pennsylvania	267	13	29	29	37	652	1,027

West Virginia	561	42	45	94	96	1,848	2,686

Total Gross Location Count	1,358	77	88	148	220	3,323	5,214

Total Net Location Count(2)	11.98	0.67	0.69	1.71	2.07	47.14	64.26

(1)

PARs are completed wells on which we are awaiting receipt of revenue from operators. Producing wells that are temporarily shut-in due to nearby operational activity are included in the PAR category. On average, Bounty receives first payment on production three months after first production with the first revenue payment normally covering several months of production.

(2)

Reflects the assumed number of locations in which we would own a 100% net revenue interest determined by multiplying our total gross locations included in our DSU acreage by our anticipated average net revenue interest across our DSU acreage.

	Activity Wells				Additional Locations
Play Name	PDP	PARs(1)	DUCs	Permitted Wells	LOCs Inside Existing Unit	Remaining LOCs	Total

Marcellus	788	46	65	117	109	1,777	2,902

Utica Point Pleasant	558	31	23	31	107	1,241	1,991

Upper Devonian	12	—	—	—	4	305	321

Total Gross Location Count	1,358	77	88	148	220	3,323	5,214

Total Net Location Count(2)	11.98	0.67	0.69	1.71	2.07	47.14	64.26

(1)

PARs are completed wells on which we are awaiting receipt of revenue from operators. Producing wells that are temporarily shut-in due to nearby operational activity are included in the PAR category. On average, Bounty receives first payment on production three months after first production with the first revenue payment normally covering several months of production.

(2)

Reflects the assumed number of locations in which we would own a 100% net revenue interest determined by multiplying our total gross locations included in our DSU acreage by our anticipated average net revenue interest across our DSU acreage.

Our net mineral acreage is typically incorporated into larger DSUs, which are areas designated as a unit by agreement, field spacing rules, unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral interests as our “DSU acres.” As of December 31, 2022, we had approximately 741,302 gross DSU acres. When our acreage is incorporated into a DSU acreage position, we participate in production from such acreage with our net revenue interest diluted on a proportional basis due to the incorporation of additional acreage in the DSU. Our additional locations represent locations on our DSU acreage that we have identified based on CG&A’s analysis of proved horizons and on publicly available information regarding existing operator spacing and development plans. In order to identify our additional locations, we undertake a four-step analysis to make determinations with respect to likely development programs, prospective zones, prospective well density per zone and, ultimately, the number of additional locations that exist on our DSU acreage. First, we analyze our acreage on a tract-by-tract basis, based upon what we believe to be the most likely development scenario for that tract. This is based on our review of offset or surrounding well geometry and/or well geometry that directly intersects our individual tracts. Second, each tract is assigned prospective zones based on a variety of factors, including geologic data, offset well results and industry activity. Third, we perform a prospective well density per zone analysis, which requires evaluation of (i) what we believe to be the most likely well spacing assumptions based on industry disclosure, third-party research and other publicly available data and (ii) offset activity data from producing wells, permitted wells and DUCs. Finally, for each prospective zone, we determine the number of producing wells, DUCs and permitted wells currently in existence and then assign additional locations to that tract based on our well spacing assumptions.

When we analyze and incorporate spacing assumptions, our methodology centers around several assumptions including inter-lateral well spacing, lateral length, unit setbacks, wellbore orientation and assumed DSU acreage. We generally estimate our DSU acreage based upon the drainage pattern each wellbore meeting the above spacing assumptions can withstand due to existing development within the area, and not to exceed a 1,280-acre threshold. Our current average DSU acreage for additional locations based on this framework is 772 acres. Our additional locations assume (i) in the Utica formation, a 1,000 foot inter-lateral spacing and (ii) in the Marcellus and Upper Devonian formations, a 750 foot inter-lateral spacing.

Our additional horizontal well inventory contains a range of lateral lengths, the substantial majority of which are from 10,500 feet to 11,500 feet. The lateral length assumptions used for our additional locations in our inventory is based on historical activity in the area around each location. Operators have continued to drill longer lateral wells that are expected to yield higher economics. As such, our assumptions about lateral lengths may change in the future in-line with these developments which may contribute to decreases in horizontal locations. Additionally, it may be possible, through further down spacing and targeting of additional zones, to increase horizontal locations.

We believe there are significant opportunities to continue acquiring non-producing mineral acreage in the Appalachian Basin. We also anticipate that continued improvement in drilling and completion techniques may expand the economic viability of new core areas. The historical production, pricing, and differential data from our acreage on over 1,358 gross PDP wells and 11.98 net PDP wells in our current portfolio provides valuable information within each of our type curve areas for future acquisition economics and provides visibility to production and cash flow growth opportunities. With the help of CG&A, we have developed 17 individual type curves within our core areas that we use to evaluate potential acquisitions. In addition to our technical knowledge, over ten years of experience in the Appalachian Basin has given us the ability to leverage our familiarity of the regulatory environment and unique title nuances to identify and evaluate opportunities that will supplement our organic development. We intend to capitalize on our reputation and relationships with landowners and operators to access distinct acquisition opportunities.

Key Operators

Our portfolio of assets provides exposure to a diverse group of top-tier producers, many of which operate solely in Appalachia and are able to deploy all of their capital within the basin. At current activity levels, the top operators in our portfolio have over a decade of premium inventory, which we believe will continue to drive future cash flow in the basin. As of September 30, 2023, these operators controlled 20 of the 28 total active rigs (71%) in Southwest Appalachia. The graphics below show our operator breakdown by controlled leased acreage as well as the rig count of Southwest Appalachia operators as of September 30, 2023.

Bounty Operator Exposure by Acreage

Operators across Southwest Appalachia have continued to increase productivity per well by increasing lateral lengths and implementing more effective completion techniques, which directly benefit our mineral interests. These technical enhancements drive down well breakeven costs, which increase the number of economic drilling locations underlying our acreage and in the Appalachian Basin as a whole. Lower breakeven costs allow for continued development in low price environments. For example, production in Southwest Appalachia stayed relatively consistent during the low commodity price environment in 2020. Each additional hydrocarbon recovered increases our cash flow, and we realize the benefit of these improvements without incurring any related capital expense. Furthermore, additional economic locations within the Appalachian Basin contribute to greater potential acquisition targets.

Due to certain enhanced pricing provisions in our leases that we have opportunistically negotiated, covering over 26,000 net mineral acres, we may also benefit from the strategies that some of our top operators employ to capitalize on higher commodity prices. In particular, given that United States exports for LNG will grow at a 5.3% CAGR from 2023 through 2040 according to the 2023 AEO, several of our top producers, including Antero Resources Corporation, Range Resources Corporation, Southwestern Energy Company and EQT Corporation, have either begun or announced an intention to market natural gas directly to LNG facilities to realize premium pricing relative to Henry Hub. Under a substantial majority of our negotiated leases, our pricing provisions provide that our proceeds will be based on a percentage of the gross price of the first sale of the commodity to a non-affiliate of the operator, as opposed to the industry standard percentage of the current in-basin spot price, which for the year ended December 31, 2022 and nine months ended September 30, 2023 averaged approximately $0.97 and $0.91, respectively, below the Henry Hub spot price, whereas Bounty’s average differential was approximately $0.21 and $0.29, respectively, below Henry Hub spot price. According to the “EIA Liquefaction Report,” the United States is currently a leading exporter of LNG, with more than 98 MTPA of liquefaction capacity, or approximately 21% of global liquefaction capacity per the GIIGNL Annual Report. We believe that the increased global demand for LNG from a multitude of different regions for a myriad of uses will encourage the continued development of the Appalachian Basin, which is comprised of the most economic shale plays as of August 2023, and contains 45% of the United States’ remaining, recoverable shale gas reserves per the August 2023 EIA Update.

We expect our current and future mineral acreage to be developed by our operators, who we believe will continue to deploy the most modern drilling and completion technologies, have access to capital and continually negotiate contracts that improve pricing.

Our Mineral Interests

As of September 30, 2023, our high quality portfolio solely consisted of mineral interests and we intend to continue to primarily acquire mineral interests. We believe that mineral interests have the highest and best value for our stockholders and provide the best long-term results, as they represent a perpetual right to the economic value of minerals produced from the land. Mineral interests are real property interests and grant ownership of the natural gas, NGLs and crude oil underlying a tract of land and the rights to explore for, drill for and produce natural gas, NGLs and crude oil on that land or to lease those exploration and development rights to a third party. When we lease those rights, usually for a one to five-year term, we typically receive an upfront cash payment, known as a lease bonus, and we retain a mineral royalty, which entitles us to a percentage of production or revenue from production free of lease operating expenses. A lessee can extend the lease beyond the initial lease term with continuous drilling, production or other operating activities or through negotiated contractual lease extension options. When production and drilling cease, the lease could potentially terminate, allowing us to lease the exploration and development rights to another party and receive another lease bonus.

Bounty’s focus on non-producing mineral acreage has created the opportunity for us to acquire a significant amount of acreage initially not subject to a lease. As a result, Bounty has had the opportunity to directly negotiate leases with operators to secure favorable terms that enhance pricing, minimize post-production expenses, and encourage more rapid development of our minerals. Of our approximately 65,000 net mineral acres, we have negotiated leases directly with operators on over 26,000 net mineral acres and generated over $116.7 million of lease bonus from inception to September 30, 2023. Prior to shifting our capital allocation strategy to primarily returning capital to our stockholders, this income was reinvested to acquire additional minerals. We have also been able to modify existing leases on over 1,400 net mineral acres prior to production being established. Amendments to existing leases allow Bounty the opportunity to negotiate some of these same advantageous lease terms. Since inception, we have been able to enhance margins by raising the average royalty rate in our portfolio by 14.3% through negotiating new leases and amending current leases on more than one-third of our total acreage. In addition, as of September 30, 2023, we had approximately 14,200 core net mineral acres that were not subject to a lease. As operators continue to establish and complete new DSUs through leasing within the core of Southwest Appalachia, we believe this provides us with the ability to continue to generate revenue both through the potential for initial lease bonus payments and enhanced royalty rate and pricing provisions, as demonstrated through the over 2,800 acres leased during the first nine months of 2023 generating approximately $8.5 million in new lease bonus income.

We generate a substantial portion of our revenues and cash flows from our mineral interests when natural gas, NGLs and oil are produced from our acreage and sold by the applicable operators and other working interest owners. Our royalty revenue generated from these mineral and royalty interests was approximately $113.8 million for the year ended December 31, 2022 and $40.2 million for the nine months ended September 30, 2023. Approximately 92% of royalty revenue for the year ended December 31, 2022, and approximately 84% of royalty revenue for the nine months ended September 30, 2023, was derived from the sale of natural gas and NGLs.

Unlike traditional oil and gas operators who must acquire large contiguous blocks of acreage to drill horizontal wells, targeting mineral ownership gives us the flexibility to acquire smaller blocks of acreage throughout the most economic areas of Southwest Appalachia. As a mineral interest owner, we make the initial investment to capture these interests but do not incur any development capital or lease operating expense associated with the development and extraction of the minerals. This insulates much of our company from service and material cost inflation, unlike operating companies, midstream companies and refineries. Additionally, ownership of mineral interests provides exposure to commodity prices, including natural gas, NGLs and oil. In order to maintain this uncapped exposure for our investors, we do not currently employ any commodity hedges. Our G&A has been consistently low relative to our revenues representing approximately 7% of revenue for the twelve months ended December 31, 2022 and 11% of revenue for the nine months ended September 30, 2023.

These advantages and minimized cost structure result in higher cash margins and free cash flow, allowing us to allocate a higher percentage of revenue to both distributions and re-investment opportunities compared to traditional exploration and production companies.

Mineral Ownership Summary

Currently, our mineral interests are entirely in the Appalachian Basin, which we believe is one of the premier unconventional natural gas producing regions in the United States. According to Enverus production data, as of June 30, 2023, 42 of the top 100 wells in Southwest Appalachia were on our acreage, and our mineral position was operated by all of the top 10 operators in our portion of the basin, based on gross operated production for the first half of 2023. Our mineral acreage position is located in the most active states in Appalachia based on number of active horizontal wells. The table below summarizes our current mineral assets by state as of September 30, 2023.

	Leased Acreage	Unleased Acreage	Grand Total

Ohio	17,989	6,820

Pennsylvania	10,401	2,949

West Virginia	21,900	4,499

Total	50,290	14,268	64,558

As set forth above, as of September 30, 2023, our interests covered approximately 65,000 net mineral acres, which the substantial majority have been leased to exploration and production (“E&P”) operators and other working interest owners with us retaining an average 16.3% royalty. Typically, within the mineral and royalty industry, owners standardize ownership of net royalty acres (“NRAs”) to a 12.5%, or a 1/8th, royalty interest, representing the number of equivalent acres earning a 12.5% royalty. When adjusted to a 1/8th royalty, our mineral interests represent approximately 65,600 NRAs, or approximately 8,200 NRAs on an actual or 100% basis. The table below sets forth our weighted average royalty, as well as the NRAs adjusted to a 1/8th royalty and on an actual or 100% basis, for our leased acreage.

	Net Mineral Acres	Weighted Average Royalty	NRAs (1/8 Basis)(1)(3)	NRAs (Actual or 100% Basis)(2)(3)

Leased Acreage

Ohio	17,989	16.4%	23,530	2,941

Pennsylvania	10,401	15.3%	12,731	1,591

West Virginia	21,900	16.7%	29,334	3,667

Leased Acreage Total	50,290	16.3%	65,595	8,199

(1)

Standardized to a 1/8th royalty (the hypothetical number of acres in which an owner owns a standardized 12.5%, or 1/8th, royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would hypothetically own 200 NRAs on a 1/8th basis (100 multiplied by 25% divided by 12.5%)).

(2)

Standardized to a 100% royalty (the actual number of acres in which an owner owns a standardized 100% royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would own 25 NRAs on an actual or 100% basis (100 multiplied by 25%)).

(3)	May not sum or recalculate due to rounding.

Strategies

Our primary objective is to create stockholder value and maximize stockholder returns. We intend to accomplish these goals by executing the following strategies:

•

Utilizing the continued development of our portfolio to provide cash returns to stockholders while maintaining a conservative capital structure. Following this offering and subject to the determination of our Board of Directors, we initially expect to return capital to our stockholders through quarterly dividends. We expect Bounty LLC to initially pay quarterly distributions to us and the Existing Owners equal to 100% of (i) cash available for distribution and (ii) cash from lease bonus income, and that we, in turn, will pay quarterly dividends equal to the amount received from Bounty LLC net of cash taxes.

See “Dividend Policy” for more information on the factors that could impact our expectations for our quarterly dividends and the factors our Board of Directors will consider in determining the frequency and amounts of dividends that we expect to pay. Only 18.6% of our existing portfolio by identified net 3P locations is currently developed, which does not include the additional resource potential underlying our minerals, made up of the Utica and Upper Devonian shales that lie above and below the Marcellus in stacked pay areas of our portfolio. As such, we believe that we have a significant amount of continued development built into our current portfolio and that such development will enable us to provide cash returns to stockholders over time. Further, because we have no debt, we believe that we will be able to continue these returns while also maintaining a conservative capital structure.

•

Actively managing our mineral acreage to capitalize on its continued development. We intend to maximize the revenues generated from our current portfolio of mineral interests by utilizing our team’s experience in the Appalachian Basin. For example, because we diligently review operator activity and payments, we are able to ensure that our operators are in compliance with their lease obligations and that the payments are timely, accurately disbursed and commensurate with our royalty percentage. Additionally, we have a history of directly negotiating new leases or amending current leases with favorable terms that enhance pricing, minimize post-production expenses and encourage our operators to more rapidly develop our minerals.

•

Providing exposure to commodity prices with protection from service and material cost inflation. As a mineral interest owner, we do not incur any development or lease operating expense associated with the development and extraction of the minerals. This insulates much of our company from service cost inflation unlike operating companies, midstream companies and refiners. Additionally, as we do not currently have any commodity hedges in place, our business provides uncapped exposure to commodity prices and therefore allows our equity holders the ability to indirectly invest in natural gas. These advantages result in higher cash margins and free cash flow as a percentage of revenue, allowing us to allocate a higher percentage of our revenue to both distributions and re-investment opportunities as compared to traditional exploration and production companies.

•

Targeting accretive non-producing acreage in the core economic areas of the Appalachian Basin. While additional production and cash flow in our portfolio is expected to be generated from our already captured position in Southwest Appalachia, we also intend to focus our acquisition efforts in areas with the greatest economic and development potential. With over a decade of future drilling locations indicated by the top operators in the Appalachian Basin, we believe there are significant opportunities to target non-producing acreage. We plan to focus our acquisition efforts in these areas by continuing to follow technical results. The historical production, pricing and differential data provided to us on over 1,358 PDP wells in our current portfolio provides additional guidance within each of our type curve areas for future acquisition opportunities. We intend to primarily acquire mineral interests, and not target ORRIs or non-operated working interests. We believe mineral interests provide the highest and best value for our stockholders and the best long-term results, as they represent a perpetual right to the economic value of minerals produced from the land.

Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and to achieve our primary business objectives:

•

Natural gas plays a role in the energy transition, and the top operators on our mineral acreage have strong commitment to Environmental, Social, and Governance investing (“ESG”). Natural gas is a cleaner-burning energy source with emissions below that of oil and coal, two competing carbon-based energy sources. Per the EPA Emissions Report, the increasing use of natural gas in lieu of coal and oil has been partly responsible for the decline in United States greenhouse gas emissions from electricity generation since 1990. Methane also serves as a reliable secondary fuel that can supplement weather dependent clean energy sources, such as wind and solar power, to ensure electric grid reliability. The top operators on our acreage position have all made public commitments to environmental stewardship and to strive to produce natural gas in a safer and cleaner manner than overseas competitors. With all of our acreage situated in the most economic area of the Appalachian Basin, we are primed to benefit as carbon pressures mount and transition to cleaner-burning fuels accelerates.

•

Our undeveloped acreage provides exposure to natural gas demand growth. Natural gas is vital to the world economy and is used as a source of energy for electric power generation, a transport fuel and as a chemical feedstock, among a multitude of other uses. The 2023 AEO forecasts United States natural gas consumption to stay above 30 Tcf per year through 2050. Adding to the strong base of domestic consumption of natural gas, LNG exports set a record high in 2022, averaging 10.8 Bcf/d, with a 28.8% growth rate from 2020, according to the 2023 AEO. The continued demand for natural gas will require an increasing number of wells drilled in Appalachia as the basin contains 45% of the United States’ remaining, recoverable shale gas reserves per the August 2023 EIA Update. Appalachia continues to have superior drilling economics relative to other gas resource plays within the United States, as evidenced by the increase in active rigs in the basin over prior years. Our acreage is in the top producing areas within Appalachia with only 18.6% of our acreage by identified net 3P locations currently developed and in receipt of revenue. Natural gas and natural gas liquids comprised 96% of our production and 98% of our 3P reserves as of December 31, 2022. We expect strong future natural gas demand will support our continued cash flow generation to fund distributions.

•

Our acreage is concentrated in the premier natural gas basin in the United States with exposure to multiple pay zones. Appalachia is one of the premier natural gas regions in the world with over 31.0 Bcf/d of natural gas production as of August 2023, representing more than one-third of total United States dry gas production per the August 2023 EIA Update. There are currently three primary prospective pay zones in Southwest Appalachia, the Marcellus, Utica and Upper Devonian formations. Although the Marcellus and Utica formations are the most recent shale discoveries, the development of the Appalachian Basin over the past several years has significantly reduced the risk associated with the core areas of each play. The Southwestern portion of the Appalachian Basin, where our acreage is concentrated, is known for being predominantly dry gas; however, there is also exposure to liquids-rich natural gas and oil in both the Marcellus and Utica formations. Targeting acreage in the more liquids-rich areas of the Appalachian Basin in addition to the dry gas areas has allowed us to capitalize on previous positive commodity price fluctuations that drive operator economics and development plans.

•

Portfolio of high-quality operators developing our position. As of September 30, 2023, we owned approximately 65,000 net mineral acres and had an interest in greater than 1,358 wells across 668 DSUs in the core of Appalachia. Our mineral acreage is situated within all of the top ten producing counties in Southwest Appalachia based on total gross production for the first half of 2023. At current activity levels, the top operators in our portfolio have over a decade of premium inventory left, which we believe will drive future cash flow. Our premier operators, including Antero Resources Corporation, Ascent Resources Utica Holdings, LLC, CNX Resources Corporation, EQT Corporation, Gulfport Energy Corporation, Range Resources Corporation and Southwestern Energy Company, have continued to increase productivity per well by increasing lateral lengths and implementing more effective completion techniques. These technical enhancements directly benefit our mineral interests, as each additional hydrocarbon recovered increases our cash flow. Most importantly, we realize the benefit of these improvements without any of the capital expense. Furthermore, the enhancement in drilling efficiency further benefits us by increasing the number of economic drilling locations underlying our acreage and the Appalachian Basin as a whole. We expect our mineral acreage to be converted from undeveloped to producing by our operators who deploy the most modern drilling and completion technologies, have access to capital and are environmentally focused.

•

Experienced and proven management team. The members of our executive team, including our Executive Chairman, have an average of 30 years of oil and gas experience, including prior leadership experience in the management of, and value creation within, minerals, upstream and midstream assets. As a result, the executive team has significant breadth and experience in understanding and driving value creation through all stages of oil and gas asset life-cycle maturation. Our team has a long history of buying mineral interests in high-quality prospective acreage throughout the United States, most notably in Appalachia with the acquisition of approximately 65,000 net mineral acres through more than 1,200 transactions. We believe we have a demonstrated and proven competitive advantage in our ability to technically identify, source, evaluate, negotiate, acquire and manage mineral and royalty interests in high-quality acreage positions.

Corporate Reorganization

Bounty Minerals was incorporated as a Delaware corporation in June 2022. Our management and our other investors (collectively, the “Existing Owners”) own all of the membership interests in Bounty LLC.

Following this offering and the reorganization transactions described below (our “corporate reorganization”), Bounty Minerals will be a holding company whose sole material asset will consist of a         % interest in Bounty LLC. Bounty LLC will continue to wholly own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, Bounty Minerals will be the sole managing member of Bounty LLC and will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business.

In connection with this offering,

•

all of the outstanding membership interests in Bounty LLC will be converted into a single class of common units in Bounty LLC, which we refer to in this prospectus as “Bounty LLC Units” (the “LLC unit conversion”);

•	Bounty Minerals will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•	each Existing Owner will receive a number of shares of Class B common stock equal to the number of Bounty LLC Units held by such Existing Owner, following this offering;

•

Bounty Minerals will contribute, directly or indirectly, the net proceeds of this offering to Bounty LLC in exchange for an additional number of Bounty LLC Units such that Bounty Minerals holds, directly or indirectly, a total number of Bounty LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

•	Bounty LLC intends to use a portion of the net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	the Existing Owners will own all of our Class B common stock, representing % total voting power of our capital stock;

•	investors in this offering will own shares of our Class A common stock, or 100% of our Class A common stock, representing % total voting power of our capital stock;

•	Bounty Minerals will own an approximate % interest in Bounty LLC; and

•	the Existing Owners will own an approximate % interest in Bounty LLC.

If the underwriters’ option to purchase additional shares is exercised in full:

•	the Existing Owners will own all of our Class B common stock, representing % total voting power of our capital stock;

•	investors in this offering will own shares of our Class A common stock, or 100% of our Class A common stock, representing % total voting power of our capital stock;

•	Bounty Minerals will own an approximate % interest in Bounty LLC; and

•	the Existing Owners will own an approximate % interest in Bounty LLC.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of Bounty LLC (the “Bounty LLC Agreement”), each Existing Owner will, subject to certain limitations, have the right (the “Redemption Right”) to cause Bounty LLC to acquire all or a portion of its Bounty LLC Units for, at Bounty LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Bounty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, we (instead of Bounty LLC) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered Bounty LLC Unit directly from the redeeming Existing Owner for, at our election, (x) one share of Class A common stock or (y) an equivalent amount of cash. Our decision to make a cash payment upon an Existing Owner’s redemption election will be made by our independent directors (within the meaning of the NYSE listing rules and Section 10A-3 of the Securities Act of 1933, as amended (the “Securities Act”)). Such independent directors will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Bounty LLC Units and alternative uses for such cash.

In connection with any redemption of Bounty LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Bounty LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The following diagram indicates our corporate structure immediately preceding this offering and the transactions related thereto:

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Our Existing Owners will own, in the aggregate, approximately 100% of our Class B common stock and approximately % of the Bounty LLC Units.

We have granted the underwriters a 30-day option to purchase up to an aggregate of                  additional shares of Class A common stock. Any net proceeds received from the exercise of this option will be contributed to Bounty LLC in exchange for additional Bounty LLC Units, and Bounty LLC intends to use such net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units and to fund future acquisitions of mineral interests.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we are an emerging growth company, unlike other public companies that do not meet those qualifications, we are not required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of SOX;

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in a registration statement on Form S-1;

•

comply with any new requirements adopted by PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We will cease to be an “emerging growth company” upon the earliest of: (i) when we have $1.235 billion or more in annual revenues; (ii) when we issue more than $1.0 billion of non-convertible debt over a three-year period; (iii) the last day of the fiscal year following the fifth anniversary of our initial public offering; or (iv) when we have qualified as a “large accelerated filer,” which refers to when we (w) will have an aggregate worldwide market value of voting and non-voting shares of common equity securities held by our non-affiliates of $700 million or more, as of the last business day of our most recently completed second fiscal quarter, (x) have been subject to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 calendar months, (y) have filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (z) will no longer be eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act, for our annual and quarterly reports.

Principal Executive Offices

Our principal executive offices are located at 777 Main Street, Suite 3400, Fort Worth, Texas 76102, and our telephone number at that address is (817) 332-2700.

Our website address is www.bountyminerals.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Risk Factors

An investment in our Class A common stock involves risks. You should carefully consider the following considerations, the risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

Risks Related to Our Business

•

A substantial majority of our revenues are derived from royalty payments that are based on the price at which natural gas, NGLs and oil produced from the acreage underlying our interests are sold. Prices of natural gas, NGLs and oil are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition, results of operations and cash flows.

•	All of our properties are located in the Appalachian Basin, making us vulnerable to risks associated with operating in a single geographic area.

•

If any operators of our properties suspend our right to receive royalty payments due to title or other issues, our business, financial condition, results of operations and cash flows may be adversely affected.

•

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral interests. A significant amount of our revenue is derived from royalty payments and lease bonus payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately and efficiently develop and operate the wells on our acreage could have an adverse effect on our results of operations and cash flows.

•	Our operators’ identified potential drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

•

We rely on our operators, third parties and government databases for information regarding our assets and, to the extent that information is incorrect, incomplete or lost, our financial and operational information and projections may be incorrect.

•	We rely on a small number of key individuals whose absence or loss could adversely affect our business.

Risks Related to Our Industry

•

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value, we may be required to take write-downs of the carrying values of our properties.

•

The marketability of natural gas, NGLs and oil production is dependent upon transportation, pipelines and refining facilities, which neither we nor many of our operators control. Any limitation in the availability of those facilities or our operators’ inability to obtain access to such facilities on commercially reasonable terms or otherwise could interfere with our operators’ ability to store, process, transmit, and market our operators’ production as well as their plans to develop and sell our reserves, and could harm our business.

•

Drilling for and producing natural gas, NGLs and oil are high-risk activities with many uncertainties that may materially adversely affect our business, financial condition, results of operations and cash flows.

•

Climate-related transition risks, including evolving climate-change legislation, fuel conservation measures, technological advances, increased attention to climate change and negative investor sentiment toward natural gas and oil focused companies could materially reduce demand for natural gas, NGLs and oil, availability of capital and adversely affect our results of operations and the trading market for shares of our Class A common stock.

Risks Related to Environmental and Regulatory Matters

•

Natural gas, NGLs and oil operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

•

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could cause our operators to incur increased costs, additional operating restrictions or delays and fewer potential drilling locations.

•

Legislation or regulatory initiatives intended to address seismic activity could restrict our operators’ drilling and production activities, as well as our operators’ ability to dispose of produced water gathered from such activities, which could have a material adverse effect on their future business, which in turn could have a material adverse effect on our business.

Risks Related to this Offering and Our Class A Common Stock

•

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Bounty LLC and we are accordingly dependent upon distributions from Bounty LLC to pay taxes, cover our corporate and other overhead expenses and pay any dividends on our Class A common stock.

•

We will incur increased costs as a result of operating as a public company, including the cost of compliance with securities laws, and our management will be required to devote substantial time to compliance efforts.

•	We will limit the liability of, and indemnify, our directors and officers.

•

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The Offering

Issuer	Bounty Minerals, Inc.

Class A common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock to the extent the underwriters sell more than shares of Class A common stock in this offering.

Class A common stock outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding immediately after this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full) or one share for each Bounty LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. In connection with any redemption of Bounty LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	% (or % if the underwriters’ option to purchase additional shares is exercised in full).

Voting power of Class B common stock after giving effect to this offering	% (or % if the underwriters’ option to purchase additional shares is exercised in full). Upon completion of this offering, the Existing Owners will initially own shares of Class B common stock, representing approximately % of the voting power of the Company.

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to contribute all of the net proceeds from this offering to Bounty LLC in exchange for Bounty LLC Units. Bounty LLC intends to use approximately $ of the net proceeds from this offering to fund future acquisitions of mineral interests and approximately $ of the net proceeds from this offering to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units (the “Exchanging Members”) (at a purchase price per unit and share of Class B common stock based on the midpoint of the estimated price range set forth on the cover page of this prospectus, net of underwriting discounts and commissions); however, it currently does not have any specific acquisitions planned. Please read “Use of Proceeds.”

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the additional net proceeds to us will be approximately $ million (based on an assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts. We intend to contribute all of the net proceeds to Bounty LLC in exchange for an additional number of Bounty LLC Units equal to the number of shares of Class A Common Stock issued pursuant to the underwriters’ option. Bounty LLC intends to use approximately $ million of net proceeds to fund future acquisitions of mineral interests and approximately $ million of the net proceeds from our sale of additional shares to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from the Exchanging Members (at a purchase price per unit and share of Class B common stock, based on the midpoint of the estimated price range set forth on the cover page of this prospectus, net of underwriting discounts and commissions). Please read “Use of Proceeds.”

Dividend policy	We expect to pay quarterly dividends on our Class A common stock in amounts determined from time to time by our board of directors. However, the declaration and payment of any dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our payment of dividends may vary from quarter to quarter, may be significantly reduced or may be eliminated entirely. Future dividend levels will depend on the earnings of our subsidiaries, including Bounty LLC, their financial condition, cash requirements, regulatory restrictions, any restrictions in financing agreements and other factors deemed relevant by the board. Please read “Dividend Policy.”

Redemption rights of Existing Owners	Under the Bounty LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Bounty LLC to acquire all or a portion of its Bounty LLC Units for, at Bounty LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Bounty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, we (instead of Bounty LLC) will have the right, pursuant to the Call Right, to acquire each tendered Bounty LLC Unit directly from the redeeming Existing Owner for, at our election, (x) one share of Class A common stock or (y) an equivalent amount of cash. Our decision to cause Bounty LLC to make a cash payment or to effect a direct exchange upon an Existing Owner’s redemption election will be made by our independent directors (within the meaning of the NYSE listing rules and Section 10A-3 of the Securities Act). In connection with any redemption of Bounty LLC Units pursuant to the Redemption Right or acquisition pursuant our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Bounty LLC Agreement.”

Directed share program

The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. The sales of shares pursuant to the directed share program will be made by Raymond James & Associates, Inc., an underwriter of this offering. Please read “Underwriting.”

Listing and trading symbol	We have applied to list our Class A common stock on the NYSE under the symbol “BNTY.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Unless indicated otherwise, information regarding outstanding shares of our Class A common stock does not include (i) shares of Class A common stock reserved for issuance pursuant to our LTIP (as defined in “Executive Compensation—Long-Term Incentive Plan”) or (ii) the grants of equity awards to certain of our directors, officers and employees upon consummation of this offering (as described in “Executive Compensation”).

Summary Historical and Pro Forma Financial Data

Bounty Minerals was formed in June 2022 and has limited historical financial operating results. The following table shows summary historical consolidated financial data, for the periods and as of the dates indicated, of our accounting predecessor, Bounty LLC, and summary pro forma financial data for Bounty Minerals. The summary historical consolidated financial data of our predecessor as of and for the nine months ended September 30, 2023 and 2022 and the years ended December 31, 2022 and 2021 were derived from the unaudited and audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

The summary unaudited pro forma statement of operations and balance sheet data as of and for the nine months ended September 30, 2023 has been prepared to give pro forma effect to (i) our corporate reorganization and (ii) this offering and the application of the net proceeds therefrom as if each had been completed on January 1, 2022, in the case of the statement of operations data, and on September 30, 2023, in the case of the balance sheet data. The summary unaudited pro forma statement of operations for the year ended December 31, 2022, has been prepared to give pro forma effect to (i) our corporate reorganization and (ii) this offering and the application of the net proceeds therefrom as if each had been completed on January 1, 2022. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the dates indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

For a detailed discussion of the summary historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and the historical financial statements of Bounty LLC and the pro forma financial statements of Bounty Minerals included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Predecessor Historical				Bounty Minerals Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,
	2023	2022	2022	2021	2023	2022

	(unaudited)				(unaudited)
	(In thousands, except per share data)

Statement of Operations Data:

Revenue:

Oil and gas royalty	$40,199	$83,227	$113,776	$69,218	$	$

Lease bonus	15,345	20,471	26,286	5,215

Total revenue	55,544	103,698	140,062	74,433

Expense:

Royalty deductions (1)	7,558	6,851	9,732	8,637

County and other taxes	783	332	368	411

Acquisition and land costs	16	3	14	1,686

Depletion and depreciation	8,894	9,295	11,246	12,788

Share-based compensation	—	—	—	—

General and administrative	6,266	6,454	9,342	5,915

Loss on sale of minerals	—	4,072	4,072	—

Total expense	23,517	27,007	34,774	29,437

Income from operations	$32,027	$76,691	$105,288	$44,996	$	$

Other income (expense):

Other income	355	1,135	1,315	2

Interest expense	—	—	—	—

Total other income, net	355	1,135	1,315	2

Net income before income tax expense	$32,382	$77,826	$106,603	$44,998	$	$

Income tax expense	—	—	—	—

Net Income	$32,382	$77,826	$106,603	$44,998	$	$

Non-controlling interest

Net income attributable to Class A common stockholders

Net income per share attributable to Class A common stockholders:

Basic

Diluted

Weighted-average number of shares:

Basic

Diluted

	Predecessor Historical				Bounty Minerals Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,
	2023	2022	2022	2021	2023	2022

	(unaudited)				(unaudited)
	(In thousands, except per share data)

Other Financial Data:

Adjusted EBITDA (2)	$40,922	$90,060	$120,609	$57,926	$	$

Adjusted EBITDA ex lease bonus (2)	25,577	69,590	94,322	54,135

Cash available for distribution (2)	25,577	69,590	94,322	54,135

Balance Sheet Data:

Cash and cash equivalents	$12,590	$27,123	$30,518	$13,556	$	$

Total assets	427,681	470,371	463,229	462,308

Total liabilities	3,605	3,908	28,442	2,090

Total liabilities and members’ equity	$427,681	$470,371	$463,229	$462,308	$	$

(1)	Royalty deductions include the Company’s share of expenses for transportation, gathering, compression, processing and severance taxes.
(2)

Please read “—Non-GAAP Financial Measures” below for the definitions of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution and a reconciliation of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution to our most directly comparable financial measure, calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”).

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We and Bounty LLC define Adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation and depletion, losses on sales of oil and gas properties and stock-based compensation expense, less other income, gains on sales of oil and gas properties and adjusted for certain other non-cash items. We and Bounty LLC define Adjusted EBITDA ex lease bonus as Adjusted EBITDA further adjusted to eliminate the impacts of lease bonus revenue we receive due to the unpredictability of timing and magnitude of the revenue. We and Bounty LLC define cash available for distribution as Adjusted EBITDA ex lease bonus less interest expense and cash taxes.

Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution have important limitations as analytical tools because they exclude some but not all items that affect net income, the most directly comparable GAAP financial measure. Our and Bounty LLC’s computation of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution may differ from computations of similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution to the most directly comparable GAAP financial measure for the periods indicated.

	Predecessor Historical				Bounty Minerals Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,
	2023	2022	2022	2021	2023	2022

	(unaudited)				(unaudited)
	(in thousands)

Reconciliation of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution to net income:

Net income	$32,382	$77,826	$106,603	$44,998	$	$

Add:

Interest expense	—	—	—	—

Taxes	—	—	—	—

Depreciation and depletion	8,894	9,295	11,246	12,788

Loss on sale of oil and gas properties	—	4,072	4,072	—

Other non-cash items (1)	—	2	2	142

Stock-based compensation expense	—	—	—	—

Less:

Other income	355	1,135	1,315	2

Gain on sale of oil and gas properties	—	—	—	—

Adjusted EBITDA	$40,922	$90,060	$120,609	$57,926	$	$

Less:

Cash lease bonus	15,345	20,471	26,286	3,791

Adjusted EBITDA ex lease bonus	$25,577	$69,590	$94,322	$54,135	$	$

Less:

Interest expense	—	—	—	—

Cash Taxes	—	—	—	—

Cash available for distribution	$25,577	$69,590	$94,322	$54,135	$	$

(1)

Includes a contingent liability for title disputes and the non-cash portion of lease bonus income paid as mineral interests in 2021. See Note 4—Acquisitions to our consolidated financial statements for the years ended December 31, 2022 and 2021 included elsewhere in this prospectus. Includes non-cash rent expense in 2022 and 2023.

Summary Reserve Data

The following table sets forth estimates of our net proved, probable and possible natural gas, NGLs and oil reserves as of December 31, 2022 and December 31, 2021 based on reserve reports prepared by CG&A. The reserve reports were prepared in accordance with the rules and regulations of the SEC. You should refer to “Risk Factors,” “Business—Natural Gas, NGLs and Oil Data—Proved, Probable and Possible Reserves,” “Business—Natural Gas, NGLs and Oil Production Prices and Costs—Production and Price History,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included herein in evaluating the material presented below. The following table provides our estimated proved, probable and possible reserves as of December 31, 2022 and December 31, 2021 using the provisions of the SEC rule regarding reserve estimation regarding a historical twelve-month pricing average applied prospectively.

	December 31, 2022 (1)	December 31, 2021 (2)

Estimated proved developed reserves:

Natural gas (MMcf)	88,633	81,961

NGLs (MBbls)	4,322	3,875

Oil (MBbls)	459	490

Total (MMcfe) (3)	117,318	108,151

Estimated proved undeveloped reserves:

Natural gas (MMcf)	70,580	71,786

NGLs (MBbls)	3,540	1,894

Oil (MBbls)	409	374

Total (MMcfe) (3)	94,270	85,394

Estimated proved reserves:

Natural gas (MMcf)	159,213	153,746

NGLs (MBbls)	7,862	5,769

Oil (MBbls)	867	863

Total (MMcfe) (3)	211,588	193,538

Estimated probable reserves (4):

Natural gas (MMcf)	402,444	390,431

NGLs (MBbls)	13,045	14,417

Oil (MBbls)	2,191	2,209

Total (MMcfe) (3)	493,856	490,187

Estimated possible reserves (4):

Natural gas (MMcf)	238,763	242,490

NGLs (MBbls)	5,459	6,379

Oil (MBbls)	704	706

Total (MMcfe) (3)	275,744	285,000

Natural Gas and Oil Prices:

Natural gas—Henry Hub spot price per MMBtu	$6.358	$3.598

Oil—WTI posted price per Bbl	$93.67	$66.56

(1)

Our estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For gas volumes, the average Henry Hub spot price calculated in accordance with SEC guidance of $6.358 per MMBtu was adjusted for local basis differential, treating cost, transportation, gas shrinkage and gas heating value (BTU content). For NGLs and oil volumes, the average West

Texas Intermediate price calculated in accordance with SEC guidance of $93.67 per barrel as of December 31, 2022 was adjusted for local basis differential, treating cost, transportation and/or crude quality and gravity corrections. All economic factors were held constant throughout the lives of the properties in accordance with SEC guidelines. The average adjusted product prices weighted by production over the remaining lives of the proved properties were $5.96 per Mcf of gas, $38.55 per barrel of NGLs and $86.12 per barrel of oil as of December 31, 2022.
(2)

Our estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For gas volumes, the average Henry Hub spot price calculated in accordance with SEC guidance of $3.598 per MMBtu as of December 31, 2021 was adjusted for local basis differential, treating cost, transportation, gas shrinkage and gas heating value (BTU content). For NGLs and oil volumes, the average West Texas Intermediate calculated in accordance with SEC guidance price of $66.56 per barrel as of December 31, 2021 was adjusted for local basis differential, treating cost, transportation and/or crude quality and gravity corrections. All economic factors were held constant throughout the lives of the properties in accordance with SEC guidelines. The average adjusted product prices weighted by production over the remaining lives of the proved properties were $2.71 per Mcf of gas, $23.84 per barrel of NGLs and $55.19 per barrel of oil as of December 31, 2021.

(3)

We present our total production on an Mcfe basis, calculated at the rate of one barrel per six Mcf based upon the relative energy content. This is an energy content correlation and does not reflect the price or value relationship between oil and natural gas.

(4)

All of our estimated probable and possible reserves are classified as undeveloped. Please see “Business—Natural Gas, NGLs and Oil Data—Proved, Probable and Possible Reserves—Estimation of Possible Reserves” for a description of the uncertainties associated with, and the inherently imprecise nature of, our estimated probable and possible reserves.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

A substantial majority of our revenues are derived from royalty payments that are based on the price at which natural gas, NGLs and oil produced from the acreage underlying our interests are sold. Prices of natural gas, NGLs and oil are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition, results of operations and cash flows.

Our revenues, operating results, cash available for distribution and the carrying value of our mineral interests depend significantly upon the prevailing prices for natural gas, NGLs and oil. Historically, natural gas, NGLs and oil prices and their applicable basis differentials have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	general market conditions, including fluctuations in commodity prices and macroeconomic trends;

•	the domestic and worldwide supply of and demand for natural gas, NGLs and oil;

•	the level of prices and market expectations about future prices of natural gas, NGLs and oil;

•	the level of global natural gas, NGLs and oil exploration and production;

•	the cost of exploring for, developing, producing and delivering natural gas, NGLs and oil;

•	the price and quantity of foreign imports and U.S. exports of natural gas, NGLs and oil;

•	the level of U.S. domestic production;

•	changes in U.S. energy policy;

•	political and economic conditions in natural gas, NGLs and oil producing regions, including the Middle East, Africa, South America and Russia;

•

global or national health concerns, including the outbreak of an illness pandemic (like COVID-19), which may reduce demand for natural gas, NGLs and oil due to reduced global or national economic activity;

•	the ability of members of the Organization of Petroleum Exporting Countries and other oil exporting nations to agree to and maintain price and production controls;

•	the ability of Iran and Russia to increase the export of oil and natural gas upon the relaxation of international sanctions;

•	speculative trading in natural gas, NGLs and oil derivative contracts;

•	the level of consumer product demand;

•	weather conditions and other natural disasters, such as flooding and winter storms, the frequency and impact of which could be increased by the effects of climate change;

•	risks associated with operating drilling rights;

•	technological advances affecting energy consumption, energy storage and energy supply;

•	domestic and foreign governmental regulations and taxes;

•

the continued threat of terrorism and the impact of military and other action, including the military conflict in Ukraine, the Israel-Hamas conflict and economic sanctions such as those imposed by the U.S. on oil and natural gas exports from Iran and Russia;

•	the proximity, cost, availability and capacity of natural gas, NGLs and oil pipelines and other transportation facilities;

•	the price and availability of alternative fuels; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas, NGLs and oil price movements with any certainty. For example, during the past five years, the Henry Hub spot market price for natural gas has ranged from a low of $1.33 per MMBtu in September 2020 to a high of $23.86 per MMBtu in February 2021. More recently, the Henry Hub spot market price for natural gas has declined from $5.53 MMBtu in December 2022 to $2.98 MMBtu in November 2023. In addition, the market price for natural gas historically fluctuates between producing basins relative to NYMEX Henry Hub. Because our production and reserves predominantly consist of natural gas (approximately 76% of our production for the year ended December 31, 2022, and 81.6% of our 3P reserves as of December 31, 2022), changes in natural gas prices have significantly greater impact on our financial results than oil prices. NGLs are made up of ethane, propane, isobutane, normal butane and natural gasoline, all of which have different uses and different pricing characteristics, which adds further volatility to the pricing of NGLs.

The significant decline in prices for natural gas, NGL and oil during the nine months ended September 30, 2023 resulted in decreased realized prices and decreased royalty revenues. Any further substantial decline in the price of natural gas, NGLs and oil or prolonged period of low commodity prices will materially adversely affect our business, financial condition, results of operations and cash flows. In addition, natural gas, NGLs and oil prices may reduce the amount of natural gas, NGLs and oil that can be produced economically by our operators, which may reduce our operators’ willingness to develop our properties. This may result in our having to make substantial downward adjustments to our estimated proved, probable and possible reserves, which could negatively impact our ability to fund our operations. If this occurs or if production estimates change or exploration or development results deteriorate, the successful efforts method of accounting principles may require us to write down, as a non-cash charge to earnings, the carrying value of our natural gas and oil properties. Our operators could also determine during periods of low commodity prices to shut in or curtail production from wells on our properties. In addition, they could determine during periods of low commodity prices to plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices. Specifically, they may abandon any well if they reasonably believe that the well can no longer produce natural gas, NGLs or oil in commercially paying quantities. We may choose to use various derivative instruments in the future in connection with anticipated natural gas, NGLs and oil sales to minimize the impact of commodity price fluctuations. However, we cannot hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, or our hedges are not effective, our results of operations and financial position may be diminished.

All of our properties are located in the Appalachian Basin, making us vulnerable to risks associated with operating in a single geographic area.

All of our properties are located in the Appalachian Basin in West Virginia, Pennsylvania and Ohio. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by, and costs associated with, governmental regulation, political activities, processing or transportation capacity constraints, availability of equipment, facilities, personnel or services market limitations, natural disasters, adverse weather conditions, including water shortages or drought related conditions, plant closures for scheduled maintenance or interruption of the processing or transportation of natural gas, NGLs and oil. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic natural gas producing areas such as the Appalachian Basin, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

If any operators of our properties suspend our right to receive royalty payments due to title or other issues, our business, financial condition, results of operations and cash flows may be adversely affected.

We depend in part on acquisitions to grow our reserves, production and cash generated from operations. In connection with these acquisitions, record title to mineral interests are conveyed to us or our subsidiaries by asset assignment, and we or our subsidiaries become the record owner of these interests. Upon such a change in ownership of mineral interests, and at regular intervals pursuant to routine audit procedures at each of our operators otherwise at its discretion, the operator of the underlying property has the right to investigate and verify the title and ownership of mineral interests with respect to the properties it operates. If any title or ownership issues are not resolved to its reasonable satisfaction in accordance with customary industry standards, the operator may suspend payment of the related royalty. If an operator of our properties is not satisfied with the documentation we provide to validate our ownership, it may place our royalty payment in suspense until such issues are resolved, at which time we would receive in full the payments that would have been made during the suspension period, without interest. Certain of our operators impose significant documentation requirements for title transfer and may keep royalty payments in suspense for significant periods of time. During the time that an operator puts our assets in pay suspense, we would not receive the applicable mineral or royalty payment owed to us from sales of the underlying natural gas, NGLs or oil related to such mineral interest.

Title to the properties in which we have an interest may be impaired by title defects.

We are not required to, and under certain circumstances we may elect not to, incur the expense of retaining lawyers to examine the title to our royalty and mineral interests. In such cases, we would rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before acquiring a specific royalty or mineral interest. Leases in the Appalachian Basin, and particularly leases involving oil and gas properties, are particularly vulnerable to title deficiencies due to the long history of land ownership in the area, resulting in extensive and complex chains of title. The existence of a material title deficiency can render an interest worthless and can materially adversely affect our business results of operations, financial condition and cash flows. No assurance can be given that we will not suffer a monetary loss from title defects or title failure.

We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments.

We may experience delays in receiving royalty payments from our operators, including as a result of delayed division orders received by our operators. A failure on the part of the operators to make royalty payments typically gives us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek a replacement operator. However, we might not be able to find a replacement operator and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time.

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral interests. A significant amount of our revenue is derived from royalty payments and lease bonus payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately and efficiently develop and operate the wells on our acreage could have an adverse effect on our results of operations and cash flows.

Our assets consist of mineral interests. Because we depend on third-party operators for all of the exploration, development and production on our properties, we have little to no control over the operations related to our properties. For example, we cannot control whether an operator chooses to develop a property or the success of drilling and development activities of the properties which depend on a number of factors under the control of a third-party operator, including such operator’s determinations with respect to, among other things, the nature and timing of drilling and operational activities, the timing and amount of capital expenditures and the selection of suitable technology. When we evaluate acquisition opportunities and the likelihood of the successful and complete development of our properties, we consider which companies we expect to operate our properties. Historically, many of our properties have been operated by active, well-capitalized operators that have expressed their intent to execute multi-year development programs. There is no guarantee, however, that such operators will become or remain the operators on our properties or that their development plans will not change. For the year ended December 31, 2022, we received revenue from more than 94 operators, four of which accounted for more than 50% of such revenues. The failure of our operators to adequately or efficiently perform operations or an operator’s failure to act in ways that are in our best interests could reduce production and revenues. In particular, partly in response to the significant decrease in prices for gas in late 2022 and early 2023, many of our operators substantially reduced their development activities and capital expenditures in 2023. The number of new wells drilled in many of our focus areas decreased in early 2021, and such slower development pace may occur again in the future. Additionally, certain investors of many oil and gas operators have requested operators adopt initiatives to return capital to investors, which could also reduce the capital available to our operators for investment in exploration, development and production activities. Our operators may further reduce capital expenditures devoted to exploration, development and production on our properties in the future, which could negatively impact revenues we receive.

If production on our acreage interests decreases due to decreased development activities, as a result of a low commodity price environment, limited availability of development capital, an increase in the capital costs required for drilling activities by our operators, production-related difficulties or otherwise, our results of operations may be adversely affected. Our operators are often not obligated to undertake any development activities other than those required to maintain their leases on our acreage. In the absence of a specific contractual obligation, any development and production activities will be subject to their reasonable discretion (subject to certain implied obligations to develop imposed by the laws of some states). Our operators could determine to drill and complete fewer wells on our acreage than is currently expected. The success and timing of drilling and development activities on our properties, and whether the operators elect to drill any additional wells on our acreage, depends on a number of factors that are largely outside of our control, including:

•	the capital costs required for drilling activities by our operators, which could be significantly more than anticipated;

•	the ability of our operators to access capital;

•	prevailing commodity prices;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

•	the availability of storage for hydrocarbons,

•	the operators’ expertise, operating efficiency and financial resources;

•	approval of other participants in drilling wells;

•	the operators’ expected return on investment in wells drilled on our acreage as compared to opportunities in other areas;

•	the selection of technology;

•	the selection of counterparties for the marketing and sale of production; and

•	the rate of production of the reserves.

The operators may elect not to undertake development activities, or may undertake these activities in an unanticipated fashion, which may result in significant fluctuations in our results of operations and cash flows. Sustained reductions in production by the operators on our properties may also adversely affect our results of operations and cash flows. Additionally, if an operator were to experience financial difficulty, the operator might not be able to pay its royalty payments or continue its operations, which could have a material adverse impact on our cash flows.

Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

Even if we make acquisitions that we believe will increase our cash generated from operations, these acquisitions may nevertheless result in a decrease in our cash flows. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved, probable and possible reserves, future production and volume and timing of future production, prices, revenues, capital expenditures, the operating expenses and costs our operators would incur to develop the minerals;

•	a decrease in our liquidity by using a significant portion of our cash generated from operations or incurring debt to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which any indemnity we receive is inadequate;

•	mistaken assumptions about the overall cost of equity or debt;

•	our inability to obtain satisfactory title to the assets we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets; and

•	the occurrence of other significant changes, such as impairment of natural gas and oil properties, goodwill or other intangible assets, asset devaluation or restructuring charges.

Our operators’ identified potential drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

The ability of our operators to drill and develop identified potential drilling locations depends on a number of uncertainties, including the availability of capital, construction of and limitations on access to infrastructure, inclement weather, regulatory changes and approvals, natural gas, NGLs and oil prices, costs, drilling results and the availability of water. Further, our operators’ identified potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional interpretation. The use of technologies and the study of producing fields in the same area will not enable our operators to know conclusively prior to drilling whether natural gas, NGLs or oil will be present or, if present, whether natural gas, NGLs or oil will be present in sufficient quantities to be economically viable. Even if sufficient amounts of natural gas or oil exist, our operators may damage the potentially productive hydrocarbon-bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If our operators drill additional wells that they identify as dry holes in current and future drilling locations, their drilling success rate may decline and materially harm their business as well as ours.

There is no guarantee that the conclusions our operators draw from available data from the wells on our acreage, more fully explored locations or producing fields will be applicable to their drilling locations. Further, initial production rates reported by our or other operators in the areas in which our reserves are located may not be indicative of future or long-term production rates. Additionally, actual production from wells may be less than expected. Because of these uncertainties, we do not know if the potential drilling locations our operators have identified will ever be drilled or if our operators will be able to produce natural gas, NGLs or oil from these or any other potential drilling locations. As such, the actual drilling activities of our operators may materially differ from those presently identified, which could adversely affect our business, results of operation and cash flows.

Finally, the potential drilling locations we have identified are based on the geologic and other data available to us and our interpretation of such data. As a result, our operators may have reached different conclusions about the potential drilling locations on our properties, and our operators control the ultimate decision as to where and when a well is drilled.

We rely on our operators, third parties and government databases for information regarding our assets and, to the extent that information is incorrect, incomplete or lost, our financial and operational information and projections may be incorrect.

As an owner of mineral interests, we rely on the operators of our properties to notify us of information regarding production on our properties in a timely and complete manner, as well as the accuracy of information obtained from third parties and government databases. We use this information to evaluate our operations and cash flows, as well as to predict our expected production and possible future locations. To the extent we do not timely receive this information or the information is incomplete or incorrect, our results may be incorrect and our ability to project potential growth may be materially adversely affected. Furthermore, to the extent we have to update any publicly disclosed results or projections made in reliance on this incorrect or incomplete information, investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock. If any of such third-party or government databases or systems were to fail for any reason, including as a result of a cyber-attack, possible consequences include loss of communication links and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any of the foregoing consequences could material adversely affect our business.

Acquisitions and our operators’ development of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

The natural gas and oil industry is capital intensive. We make and may continue to make substantial capital expenditures in connection with the acquisition of mineral and royalty interests. To date, we have financed capital expenditures with funding from capital contributions and cash generated by operations.

In the future, we may need capital in excess of the amounts we retain in our business. Furthermore, we cannot assure you that we will be able to access other external capital on terms favorable to us or at all. For example, our ability to secure financing in the capital markets on terms favorable to us may be adversely impacted. Additionally, our ability to secure financing or access the capital markets could be adversely affected if financial institutions and institutional lenders elect not to provide funding for fossil fuel energy companies in connection with the adoption of sustainable lending initiatives or are required to adopt policies that have the effect of reducing the funding available to the fossil fuel sector. If we are unable to fund our capital requirements, we may be unable to complete acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operation and free cash flow.

Most of our operators are also dependent on the availability of external debt, equity financing sources and operating cash flows to maintain their drilling programs. If those financing sources are not available to the operators on favorable terms or at all, then we expect the development of our properties to be adversely affected. If the development of our properties is adversely affected, then revenues from our mineral interests may decline.

Our reserves may not ultimately be developed or produced by the operators of our properties or may take longer to develop than anticipated.

As of December 31, 2022, only 117,318 MMcfe of our total estimated reserves were proved developed reserves. The remaining 94,270 MMcfe, 493,856 MMcfe and 275,744 MMcfe of our total estimated reserves were proved undeveloped (“PUDs”), probable undeveloped reserves and possible undeveloped reserves, respectively, and may not be ultimately developed or produced by the operators of our properties. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations by the operators of our properties. The reserve data included in the reserve report of our independent petroleum engineer assume that substantial capital expenditures by the operators of our properties are required to develop such reserves. We use publicly available information to assess the estimated costs of development of these reserves and the scheduled development plans of our operators. We cannot be certain that the estimated costs of the development of these reserves are accurate, that our operators will develop the properties underlying our royalties as scheduled or that the results of such development will be as estimated. The development of such reserves may take longer as a result of a variety of factors, including, for example, unexpected drilling conditions, lack of proximity to and shortage of capacity of transportation facilities, equipment failures or accidents and shortages or delays in the availability of drilling rigs, equipment, personnel and services and compliance with governmental requirements, and may require higher levels of capital expenditures from the operators than we anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves or decreases or continued volatility in commodity prices will reduce the future net revenues of our estimated undeveloped reserves and may result in some projects becoming uneconomical for the operators of our properties. In addition, delays in the development of reserves could force us to reclassify certain of our proved reserves as undeveloped reserves.

SEC rules could limit our ability to book additional proved undeveloped reserves in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional proved undeveloped reserves as our operators pursue their drilling programs. Moreover, we may be required to write-down our proved undeveloped reserves if those wells are not drilled within the required five-year timeframe. Furthermore, we make our determinations about their estimated drilling schedules from any development provisions in the relevant lease agreement and the historical drilling activity, rig locations, production data and permit trends, as well as investor presentations and other public statements of the operators of our properties. Although we believe that our approach in making such determinations is conservative, the accuracy of any such determination is inherently uncertain and subject to a number of assumptions and factors outside of our control. A reduction in the expected number of wells to be drilled on our acreage by our operators or the failure of our operators to adequately and efficiently develop and operate our acreage could have an adverse effect on our results of operations. In particular, partly in response to the significant decrease in prices for oil in 2020, many of our operators substantially reduced their development activities and capital expenditures in 2021 due to decreases in the prices for oil. The number of new wells drilled in many of our focus areas decreased in 2021, and such slower development pace may occur again in the future. Any significant variance between our estimates and the actual drilling schedules of our operators may require us to write-down our proved undeveloped reserves.

The widespread outbreak of an illness, pandemic (like COVID-19) or any other public health crisis may have material adverse effects on our business, financial position, results of operations and/or cash flows.

We face risks related to the outbreak of illness, pandemics and public health crises, including the COVID-19 pandemic. The effects of the COVID-19 pandemic, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing in addition to other actions taken by both businesses and governments, resulted in a significant and swift reduction in international and U.S. economic activity.

Since the beginning of 2021, the distribution of COVID-19 vaccines progressed and many pandemic-related government-imposed restrictions were relaxed or rescinded. However, we continue to monitor the effects of the pandemic on our operations.

While the ongoing effects of the COVID-19 pandemic have lessened recently in the United States, we cannot predict the duration or future effects of the pandemic, or more contagious and harmful variants of the COVID-19 virus, including global supply chain and economic disruptions and such effects may materially adversely affect our results of operations and financial condition in a manner that is not currently known to us or that we do not currently consider to present significant risks to our operations.

Inflation could adversely impact our operators’ ability to control costs, including their operating expenses and capital costs.

Although inflation in the United States has been relatively low in recent years, it rose significantly beginning in the second half of 2021 and continued rising into 2023. This is primarily believed to be the result of the economic impact from global armed conflict and the COVID-19 pandemic, including the effects of global supply chain disruptions, strong economic recovery and associated widespread demands for goods and government stimulus packages, among other factors. Global, industry-wide supply chain disruptions caused by the armed conflict involving Russia and Ukraine and the COVID-19 pandemic caused shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase as well as scarcity of certain products and raw materials. Additionally, such sustained levels of inflation have likewise caused the U.S. Federal Reserve and other central banks to increase interest rates multiple times in 2022 and 2023 in an effort to curb inflationary pressure on the costs of goods and services across the U.S. To the extent elevated inflation and interest rates remain, our operators may experience further cost increases for their labor and operations, including oilfield services and equipment. An increase in natural gas and oil prices may cause the costs of materials and services to rise. We cannot predict any future trends in the rate of inflation or interest rates and a significant increase in inflation or interest rates, to the extent our operators are unable to recover higher costs through higher commodity prices and revenues or otherwise mitigate the impact of such costs on their business, would negatively impact our operators’ business, financial condition and results of operations.

We do not currently have in place, nor do we plan to enter into in the near future, hedging arrangements with respect to the natural gas, NGLs and oil production from our properties, and we will be exposed to the impact of decreases in the price of natural gas, NGLs and oil.

We do not currently have in place, nor do we plan to enter into, hedging arrangements to establish, in advance, a price for the sale of the natural gas, NGLs and oil produced from our properties. As a result, although we may realize the benefit of any short-term increase in the price of natural gas, NGLs and oil, we will not be protected against decreases in the price or prolonged periods of low commodity prices, which, in combination with substantially all of our properties being located solely in the Appalachian Basin, could materially adversely affect our business, results of operation and cash available for distribution. If we enter into hedging arrangements in the future, it may limit our ability to realize the benefit of rising prices and may result in hedging losses.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulation of natural gas, NGLs or oil in an exact way. Natural gas, NGLs and oil reserve engineering is not an exact science and requires subjective estimates of underground accumulations of natural gas, NGLs and oil and assumptions concerning future natural gas, NGLs and oil prices, production levels, ultimate recoveries and operating and development costs. As a result, estimated quantities of proved, probable and possible reserves, projections of future production rates and the timing of development expenditures may turn out to be incorrect. Estimates of our proved, probable and possible reserves and related valuations as of December 31, 2022 and 2021 were prepared by CG&A. CG&A, an independent petroleum engineering firm, conducted a detailed review of all of our properties for the period covered by its reserve report using information provided by us. Over time, we may make material changes to reserve estimates taking into account the results of actual drilling, testing and production and changes in prices. In estimating our reserves, we and our reserve engineers make certain assumptions that may prove to be incorrect, including assumptions regarding future oil and natural gas prices, production levels and operating and development costs. In addition, certain assumptions regarding future natural gas, NGLs and oil prices, production levels and operating and development costs may prove incorrect. A substantial portion of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and future cash generated from operations. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of natural gas, NGLs and oil that are ultimately recovered being different from our reserve estimates. Estimates of probable and possible reserves are inherently imprecise. Due to a variety of factors, probable and possible undeveloped reserves are less likely to be recovered than proved undeveloped reserves.

Furthermore, the present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. In accordance with rules established by the SEC and the Financial Accounting Standards Board, we base the estimated discounted future net cash flows from our proved reserves on the twelve-month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month, and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

We rely on a small number of key individuals whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of individuals. We rely on members of our executive management team for their knowledge of natural gas and oil industry, relationships within the industry and experience in identifying, evaluating and completing acquisitions, especially in the Appalachian Basin. The loss of their services, and the inability to recruit or retain key personnel, could adversely affect our business. In particular, the loss of the services of one or more members of our executive team could disrupt our business. Further, we do not maintain “key person” life insurance policies on any of our executive team or other key personnel. As a result, we are not insured against any losses resulting from the death of these key individuals.

In addition, the success of our operations will depend, in part, on our ability to identify, attract, develop and retain experienced personnel. There is competition within our industry for experienced technical personnel and certain other professionals, which could increase the costs associated with identifying, attracting and retaining such personnel. Other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. If we cannot identify, attract, develop and retain our technical and professional personnel or attract additional experienced technical and professional personnel, our ability to compete in our industry could be harmed.

We utilize a small number of consultants to assist in the review and evaluation of our properties and potential acquisitions, and assist in our preparation of internal reserve estimates.

In connection with the operation of our business, we contract and engage a small number of consultants to assist with the review and evaluation of our properties, as well as potential properties pursuant to our acquisition strategy, and assist in our preparation of internal reserve estimates. In accordance with their duties, such consultants have access to publicly available data such as (i) historical operating data and estimates, including production volumes, marketing of products, operating and capital expenditures, environmental and other liabilities, effects of regulatory changes and the number of producing wells and acreage, (ii) geological data relating to reserves, as well as related projections regarding production, operating expenses and capital expenses used in connection with the preparation of the reserve report and (iii) forward-looking information and estimates relating to production and drilling plans. While we request material information from our consultants to conduct our operations, we do not control the preparation of this information and rely on our consultants to provide accurate and timely information. If we were to lose the services of any one of these consultants, we may be unable to replace them with other providers in a timely manner or on favorable terms, which could increase our costs, interrupt or delay our operations, and adversely affect our results of operations and financial position.

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of our operators.

Producing natural gas and oil wells, and associated NGLs, are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our natural gas, NGLs and oil reserves and our operators’ production thereof and our cash flows are highly dependent on the successful development and exploitation of our current reserves and our ability to successfully acquire additional reserves that are economically recoverable. Moreover, the production decline rates of our properties may be significantly higher than currently estimated if the wells on our properties do not produce as expected. We may also not be able to find, acquire or develop additional reserves to replace the current and future production of our properties at economically acceptable terms. Aside from acquisitions, we have little to no control over the exploration and development of our properties. Furthermore, acquiring natural gas, NGLs and oil properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties and facilities, including through third-party inspections, but such a review will not necessarily reveal all existing or potential problems and through such review we may not physically inspect every well or pipeline. If we are not able to adequately replace or grow our natural gas, NGLs and oil reserves, our business, financial condition and results of operations would be adversely affected.

Acreage must be drilled before lease expiration, generally within one to five years, in order to hold the acreage by production. Our operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities.

Leases on natural gas and oil properties typically have a term of one to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. In addition, even if production or drilling is established during such primary term, if production or drilling ceases on the leased property, the lease typically terminates, subject to certain exceptions.

Any reduction in our operators’ drilling programs, either through a reduction in capital expenditures or the unavailability of drilling rigs, could result in the expiration of existing leases. If the lease governing any of our mineral interests expires or terminates, all mineral rights revert back to us and we will have to seek new lessees to explore and develop such mineral interests and we may be unable to do so on as favorable terms or in a timely manner, which could materially and adversely affect the growth of our financial condition, results of operations and cash flows.

Operating hazards and uninsured risks may result in substantial losses to our operators, and any losses could adversely affect our results of operations and cash flows.

The operations of our operators will be subject to all of the hazards and operating risks associated with drilling for and production of natural gas, NGLs and oil, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of natural gas, NGLs and oil, and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as NGLs and oil spills, natural gas leaks and ruptures or discharges of toxic gases. In addition, their operations will be subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to our operators due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations.

We and our operators are subject to cybersecurity attacks. A cyber incident, including cyber-security threats and other disruptions, could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and gas industry has become increasingly dependent on information systems and computer-based programs, such as well operations information, geologic data, electronic data processing and accounting data, to conduct certain processing activities. If any of such programs or systems were to fail or create erroneous information in our or our service providers’ hardware or software network infrastructure or we or our operators or service providers were subject to cyberspace breaches or attacks, possible consequences include our loss of communication links, inability to find, produce, process and sell natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on our business.

At the same time, cyber incidents, including cyber-security threats to gain unauthorized access to sensitive information or to render data or systems unusable, threats to the safety of our employees, threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as processing plants and pipelines, and threats from terrorist acts, have increased. Cyber-security attacks in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data or freeze or shut down operating systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. The United States government has issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats from hackers, nation-sponsored groups or other nefarious actors, especially during times of war in nations with a history of funding cyberattacks. Although we utilize various procedures and controls designed to monitor and protect against these threats and to mitigate our exposure to such threats, our information technology systems remain vulnerable to interruption or disruption due to certain cybersecurity incidents, including as a result of natural disasters, power loss, telecommunications failure, terrorist attacks, domestic vandalism, Internet failures, computer malware, ransomware, cyberattacks, data breaches and other events unforeseen or generally beyond our control. There can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing or limiting the impact of a successful breach. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations, or cash flows. Moreover, we may not be able to anticipate, detect or prevent all cyberattacks, particularly because the methodologies used by attackers change frequently or may not be recognized until such attack is underway, and because attackers are increasingly using technologies specifically designed to circumvent cybersecurity measures and avoid detection.

Further, we regularly enter into transactions directly with individual mineral and royalty interest owners, who may have less sophisticated electronic systems or networks and may be more vulnerable to cyber-attacks. Our technologies, systems and networks, and those of our operators and service providers, may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cybersecurity risks may not be sufficient. In addition, our efforts to monitor, mitigate and manage these evolving risks may result in increased capital and operating costs, but there can be no assurance that such efforts will be sufficient to prevent attacks or breaches from occurring. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist activities and other armed conflicts involving the United States or other countries (including the armed conflict between Russia and Ukraine and the Israel-Hamas conflict) may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for natural gas, NGLs and oil, potentially putting downward pressure on demand for our operators’ services and causing a reduction in our revenues. Natural gas, NGLs and oil related facilities, including those of our operators, could be direct targets of terrorist attacks, and, if infrastructure integral to our operators is destroyed or damaged, they may experience a significant disruption in their operations. Any such disruption could materially adversely affect our financial condition, results of operations and cash flows. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We may be involved in legal proceedings that could result in substantial liabilities.

Like many minerals companies, we may from time to time be involved in various legal and other proceedings, including without limitation title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of our business. Such legal proceedings are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such proceedings could have an adverse impact on us because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in our business practices, which could materially and adversely affect our business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient. Judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.

Risks Related to Our Industry

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value, we may be required to take write-downs of the carrying values of our properties.

Accounting rules require that we periodically review the carrying value of our properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, production data, economics and other factors, and the continuing evaluation of development plans, we may be required to write down the carrying value of our properties. The Company evaluates the carrying amount of its proved natural gas, NGLs and oil properties for impairment whenever events or changes in circumstances indicate that a property’s carrying amount may not be recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows the Company would estimate the fair value of its properties and record an impairment charge for any excess of the carrying amount of the properties over the estimated fair value of the properties. Factors used to estimate fair value may include estimates of proved reserves, future commodity prices, future production estimates and a commensurate discount rate. Because estimated undiscounted future cash flows have exceeded the carrying value of the Company’s proved properties to date, it has not been necessary for the Company to estimate the fair value of its properties under GAAP for successful efforts accounting. As a result, the Company has not recorded any impairment expenses associated with its proved properties. The Company did not record any impairment during the nine months ended September 30, 2023, or for the years ended December 31, 2022 and 2021. The risk that we will be required to recognize impairments of our natural gas, NGLs and oil properties increases during periods of low commodity prices. In addition, impairments would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues. An impairment recognized in one period may not be reversed in a subsequent period. We may incur impairment charges in the future, which could materially adversely affect our results of operations for the periods in which such charges are taken.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for our operators related to developing and operating our properties.

The natural gas and oil industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly water and sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of, qualified drilling rig crews also rise with increases in demand. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. In accordance with customary industry practice, our operators rely on independent third-party service providers to provide many of the services and equipment necessary to drill new wells. If our operators are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer. In addition, they may not have long-term contracts securing the use of their rigs. Shortages of drilling rigs, equipment, raw materials, supplies, personnel, trucking services, tubulars, hydraulic fracturing and completion services and production equipment could delay or restrict our operators’ exploration and development operations, which in turn could have a material adverse effect on our financial condition, results of operations and cash flows.

The marketability of natural gas, NGLs and oil production is dependent upon transportation, pipelines and refining facilities, which neither we nor many of our operators control. Any limitation in the availability of those facilities or our operators’ inability to obtain access to such facilities on commercially reasonable terms or otherwise could interfere with our operators’ ability to store, process, transmit, and market our operators’ production as well as their plans to develop and sell our reserves, and could harm our business.

The marketability of our operators’ production depends in part on the availability, proximity and capacity of pipelines, tanker trucks and other transportation methods, and processing and refining facilities developed and owned by third parties. Our operators rely, and expect to rely in the future, on these third-party facilities in order to store, process, transmit and sell their production. Neither we nor the majority of our operators control these third-party transportation facilities and our operators’ access to them may be limited or denied. The inability or unwillingness of third parties to provide sufficient facilities and services to our operators on commercially reasonable terms or otherwise could have a material and adverse effect on our operators’ plans to develop and sell our reserves. Additionally, insufficient production from the wells on our acreage or a significant disruption in the availability of third-party transportation facilities or other production facilities could adversely impact our operators’ ability to deliver, to market or produce natural gas, NGLs and oil and thereby cause a significant interruption in our operators’ operations. If these facilities are unavailable to our operators on commercially reasonable terms or otherwise, our operators could be forced to shut in some production or delay or discontinue drilling plans and commercial production on our properties following a discovery of hydrocarbons. If these facilities are unable, for any sustained period, to implement acceptable delivery or transportation arrangements or encounter production related difficulties, they may also be required to shut in or curtail production. In addition, the amount of natural gas, NGLs or oil that can be produced and sold is subject to curtailment in certain other circumstances outside of our or our operators’ control, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on these systems, downstream processing facilities’ failure to accept unprocessed natural gas, tanker truck availability and extreme weather conditions. Also, production from our wells may be insufficient to support the construction of pipeline facilities, and the shipment of our operators’ natural gas, NGLs and oil on third-party pipelines may be curtailed or delayed if it does not meet the quality specifications of the pipeline owners. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we and our operators are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation, processing or refining-facility capacity, or an inability to obtain favorable terms for delivery of the natural gas, NGLs and oil produced from our acreage, could reduce our operators’ ability to market the production from our properties and have a material adverse effect on our financial condition, results of operations and cash flows. Our operators’ access to transportation options and the prices our operators receive can also be affected by U.S. federal and state regulation—including regulation of natural gas, NGLs and oil production, transportation and pipeline safety—as well by general economic conditions and changes in supply and demand. The interstate transportation and sale for resale of natural gas are subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission (“FERC”). FERC’s regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas. Federal and state regulations also govern the price and terms for access to natural gas pipeline transportation. In addition, the third parties on whom our operators rely for transportation services are subject to complex federal, state, tribal and local laws that could adversely affect the cost, manner or feasibility of conducting our business.

Finally, a decrease in access to midstream and operational infrastructure and bottlenecks in processing and transportation could result in a decline in the price of natural gas, NGLs and oil, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Drilling for and producing natural gas, NGLs and oil are high-risk activities with many uncertainties that may materially adversely affect our business, financial condition, results of operations and cash flows.

The drilling activities of the operators of our properties will be subject to many risks. For example, we will not be able to assure our stockholders that wells drilled by the operators of our properties will be productive. Drilling for natural gas, NGLs and oil often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient natural gas, NGLs or oil to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies used do not provide conclusive knowledge prior to drilling a well that natural gas, NGLs or oil are present or that it can be produced economically. The costs of exploration, exploitation and development activities are subject to numerous uncertainties beyond our control and increases in those costs can adversely affect the economics of a project. Further, our operators’ drilling and producing operations may be curtailed, delayed, canceled or otherwise negatively impacted as a result of other factors, including:

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties. In the event that planned operations, including the drilling of development wells, are delayed or cancelled, or existing wells or development wells have lower than anticipated production due to one or more of the factors above or for any other reason, our financial condition, results of operations and cash flows may be materially adversely affected.

Competition in the natural gas and oil industry is intense, which may adversely affect our and our operators’ ability to succeed.

The natural gas and oil industry is intensely competitive, and the operators of our properties compete with other companies that may have greater resources. Many of these companies explore for and produce natural gas, NGLs and oil, carry on midstream and refining operations, and market petroleum and other products on a regional, national or worldwide basis. In addition, these companies may have a greater ability to continue exploration activities during periods of low natural gas, NGLs and oil market prices. Our operators’ larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than our operators can, which would adversely affect our operators’ competitive position. Our operators may have fewer financial and human resources than many companies in our operators’ industry and may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties. Furthermore, the natural gas and oil industry has experienced recent consolidation amongst some operators, which has resulted in certain instances of combined companies with larger resources. Such combined companies may compete against our operators or, in the case of consolidation amongst our operators, may choose to focus their operations on areas outside of our properties. In addition, our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

A deterioration in general economic, business, political or industry conditions would materially adversely affect our results of operations, financial condition and cash flows.

Concerns over global economic conditions, energy costs, geopolitical issues, including conflicts between Russia and Ukraine and in the Middle East, including the Israel-Hamas conflict, the impacts of the COVID-19 pandemic, inflation, high interest rates, instability in the banking industry, the availability and cost of credit and slow economic growth in the United States have contributed to economic uncertainty and diminished expectations for the global economy. Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021, which has continued into 2023, due to a substantial increase in money supply, a stimulative fiscal policy, a significant rebound in consumer demand as COVID-19 restrictions were relaxed, the Russia-Ukraine war and worldwide supply chain disruptions resulting from the economic contraction caused by COVID-19 and lockdowns followed by a rapid recovery. Inflation rose from 7.5% in January 2022 to a peak of 9.1% in June 2022 and then decreased to 6.5% in December 2022. For the nine months ended September 30, 2023, inflation was 3.7%. Meanwhile, continued hostilities in Europe and the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the economies of the United States and other countries. These factors and other factors, such as another surge in COVID-19 cases or decreased demand from China, combined with volatile commodity prices, and declining business and consumer confidence may have a significant adverse impact on global financial markets and commodity prices. For example, an oversupply of natural gas, NGLs or oil due to reduced demand as a result of slower global economic growth could lead to a severe decline in worldwide natural gas, NGLs and oil prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could further diminish, which could impact the price at which natural gas, NGLs and oil from our properties are sold, affect the ability of our operators, customers and suppliers to continue operations and ultimately materially adversely impact our results of operations, financial condition and cash flows.

Climate-related transition risks, including evolving climate-change legislation, fuel conservation measures, technological advances, increased attention to climate change and negative investor sentiment toward natural gas and oil focused companies could materially reduce demand for natural gas, NGLs and oil, availability of capital and adversely affect our results of operations and the trading market for shares of our Class A common stock.

Increasing attention from governmental and regulatory bodies, investors, consumers, industry and other stakeholders on addressing climate change, together with changes in consumer and industrial/commercial behavior, societal expectations on companies to address climate change, investor and social expectations regarding voluntary climate-related disclosures, preferences and attitudes with respect to the generation and consumption of energy, the use of hydrocarbons, and the use of products manufactured with, or powered by, hydrocarbons, may result in the enactment of climate change-related regulations, policies and initiatives (at the government, regulator, corporate and/or investor community levels), including new fuel consumption standards and fuel conservation measures, alternative fuel requirements, incentives to conserve energy, increasing consumer demand for alternatives to natural gas, NGLs and oil (including wind, solar, nuclear, and geothermal sources), technological advances in fuel economy and energy transmission, storage, consumption and generation devices (including advances in wind, solar and hydrogen power, as well as battery technology) and development of, and increased demand from consumers and industry for, lower-emission products and services (including electric vehicles and renewable residential and commercial power supplies). These developments could reduce demand for natural gas, NGLs and oil. The impact of the changing demand for natural gas, NGLs and oil services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows and may result in increased costs, reduced demand for our operators’ products (and thus for our mineral interests), reduced profits, increased legislative and judicial scrutiny, investigations and litigation, and negative impacts on our stock price and access to capital markets.

Increasing attention to climate change and environmental conservation may also result in additional regulatory scrutiny, governmental investigations and private litigation against us or our operators. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to our causation of or contribution to the asserted damage, or to other mitigating factors. To date however, changes in social pressures and consumer demand related to increased attention to climate change and conservation matters have not had a material impact on production from our properties or otherwise materially and adversely affected our business.

It is also possible that the concerns about the production and use of fossil fuels will reduce the number of investors willing to own shares of our Class A common stock, adversely affecting the market price of our Class A common stock. For example, certain segments of the investor community have developed negative sentiment towards investing in our industry. In addition, some investors, including investment advisors and certain sovereign wealth, pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on their social and environmental considerations. Certain other stakeholders have pressured commercial and investment banks to stop financing oil and natural gas and related infrastructure projects. If this negative sentiment continues, it may reduce the availability of capital funding for potential development projects, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Failure of imported or exported liquid natural gas to be a competitive source of energy for the United States or international markets could adversely affect our operators and could materially and adversely affect our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Operations of LNG projects are dependent upon the ability of our operators to deliver LNG supplies from the United States, which is primarily dependent upon LNG being a competitive source of energy internationally. The success of our business plan is dependent, in part, on the extent to which LNG can, for significant periods and in significant volumes, be supplied from North America and delivered to international markets at a lower cost than the cost of alternative energy sources. Through the use of improved exploration technologies, additional sources of natural gas may be discovered outside the United States, which could increase the available supply of natural gas outside the United States and could result in natural gas in those markets being available at a lower cost than LNG exported to those markets. Additionally, insufficient receiving capacity, LNG tanker capacity or political instability in foreign countries that import natural gas may also impede the willingness or ability of LNG purchasers and merchants in such countries to export LNG from the United States. In the United States, due mainly to a historically abundant supply of natural gas and discoveries of substantial quantities of unconventional, or shale, natural gas, imported LNG has not developed into a significant energy source. In addition to natural gas, LNG also competes with other sources of energy, including coal, oil, nuclear, hydroelectric, wind and solar energy. Some of these sources of energy may be available at a lower cost than LNG in certain markets.

As a result of these and other factors, LNG may not be a competitive source of energy in the United States or internationally. The failure of LNG to be a competitive supply alternative to local natural gas, oil and other alternative energy sources in markets accessible to our operators could adversely affect the ability of our operators to deliver LNG from the United States or to the United States on a commercial basis. Any significant impediment to the ability to deliver LNG to or from the United States generally could have a material adverse effect on our operators and on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Risks Related to Environmental and Regulatory Matters

Natural gas, NGLs and oil operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

Our operators’ activities on the properties in which we hold interests are subject to various federal, state and local governmental regulations that may change from time to time in response to economic and political conditions. Matters subject to regulation include drilling operations, production and distribution activities, discharges or releases of pollutants or wastes, plugging and abandonment of wells, maintenance and decommissioning of other facilities, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity to conserve supplies of natural gas, NGLs and oil.

In addition, the production, handling, storage and transportation of natural gas, NGLs and oil, as well as the remediation, emission and disposal of natural gas, NGLs and oil wastes, by-products thereof and other substances and materials produced or used in connection with natural gas, NGLs and oil operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of worker health and safety, natural resources and the environment. Failure to comply with these laws and regulations may result in the assessment of sanctions on our operators, including administrative, civil or criminal penalties, permit revocations, requirements for additional pollution controls and injunctions limiting or prohibiting some or all of our operators’ operations on our properties. Moreover, these laws and regulations have generally imposed increasingly strict requirements related to water use and disposal, air pollution control, species protection, and waste management, among other matters.

Laws and regulations governing exploration and production may also affect production levels. Our operators must comply with federal and state laws and regulations governing conservation matters, including, but not limited to:

•	provisions related to the unitization or pooling of the natural gas and oil properties;

•	the establishment of maximum rates of production from wells;

•	the spacing of wells;

•	the plugging and abandonment of wells; and

•	the removal of related production equipment.

Additionally, federal and state regulatory authorities may expand or alter applicable pipeline-safety laws and regulations. The Pipeline and Hazardous Materials Safety Administration has completed several regulatory actions over the last few years, consistent with the Protecting our

Infrastructure of Pipelines and Enhancing Safety Act of 2020, which significantly expand reporting and safety requirements for operators of gas gathering pipelines, including previously unregulated pipelines. Compliance with such regulations may require increased capital costs for third-party natural gas, NGLs and oil transporters. These transporters may attempt to pass on such costs to our operators, which in turn could affect profitability on the properties in which we own mineral interests.

Our operators must also comply with laws and regulations prohibiting fraud and market manipulations in energy markets. To the extent the operators of our properties are shippers on interstate pipelines, they must comply with the tariffs of those pipelines and with federal policies related to the use of interstate capacity.

Our operators may be required to make significant expenditures to comply with the governmental laws and regulations described above and may be subject to potential fines and penalties if they are found to have violated these laws and regulations. We believe the trend of more expansive and stricter environmental legislation and regulations will continue. Please read “Business—Regulation of Environmental and Occupational Safety and Health Matters” for a description of the laws and regulations that affect our operators and that may affect us. These and other potential regulations could increase the operating costs of our operators and delay production and may ultimately impact our operators’ ability and willingness to develop our properties.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could cause our operators to incur increased costs, additional operating restrictions or delays and fewer potential drilling locations.

Our operators engage in hydraulic fracturing. Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Currently, hydraulic fracturing is generally exempt from regulation under the Underground Injection Control program of the U.S. Safe Drinking Water Act (“SDWA”) and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Also, from time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. This or other federal legislation related to hydraulic fracturing may be considered again in the future, though we cannot predict the extent of any such legislation at this time.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

Increased regulation and attention given to the hydraulic fracturing process, including the disposal of produced water gathered from drilling and production activities, could lead to greater opposition to, and litigation concerning, natural gas, NGLs and oil production activities using hydraulic fracturing techniques in areas where we own mineral interests. Additional legislation or regulation could also lead to operational delays or increased operating costs for our operators in the production of natural gas, NGLs and oil, including from the development of shale plays, or could make it more difficult for our operators to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in our operators’ completion of new natural gas and oil wells on our properties and an associated decrease in the production attributable to our interests, which could have a material adverse effect on our business, financial condition and results of operations.

Legislation or regulatory initiatives intended to address seismic activity could restrict our operators’ drilling and production activities, as well as our operators’ ability to dispose of produced water gathered from such activities, which could have a material adverse effect on their future business, which in turn could have a material adverse effect on our business.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity.

In addition, a number of lawsuits have been filed alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of produced water disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well. In some instances, regulators may also order that disposal wells be shut in.

Our operators will likely dispose of large volumes of produced water gathered from their drilling and production operations by injecting it into wells pursuant to permits issued by governmental authorities overseeing such disposal activities. While these permits will be issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such gathering or disposal activities. The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

Restrictions on the ability of our operators to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of natural gas, NGLs and oil production during both the drilling and hydraulic fracturing processes. Over the past several years, parts of the country have experienced extreme drought conditions. As a result of this severe drought, some local water districts have begun restricting the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supply. Such conditions may be exacerbated by climate change. If our operators are unable to obtain water to use in their operations from local sources, or if our operators are unable to effectively utilize flowback water, they may be unable to economically drill for or produce natural gas, NGLs and oil from our properties, which could have an adverse effect on our financial condition, results of operations and cash flows.

A series of risks arising out of the threat of climate change could result in increased operating costs, limit the areas in which natural gas, NGLs and oil production may occur, and reduce demand for the natural gas, NGLs, and oil that our operators produce.

The threat of climate change continues to attract considerable attention in the United States and around the world. As a result, numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of greenhouse gases (“GHGs”) as well as to restrict or eliminate such future emissions. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG disclosure obligations and regulations that directly limit GHG emissions from certain sources. President Biden highlighted addressing climate change as a priority under his Administration and has issued, and may continue to issue, executive orders related to climate change. As a result, our operations and the operations of our operators and their customers are subject to a series of regulatory, political, litigation and financial risks associated with the production and processing of fossil fuels and the emission of GHGs.

In recent years, the U.S. Congress has considered legislation to reduce emissions of GHGs, including methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives have been proposed that are relevant to GHG emissions issues. For example, the Inflation Reduction Act of 2022 (the “IRA”), which appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emission from certain facilities (including sources in the onshore petroleum and natural gas production and gathering and boosting source categories), was signed into law in August 2022. The methane emissions fee is expected to begin in calendar year 2024 at $900 per ton of methane and increase to $1,200 in 2025 and $1,500 in 2026. The emissions fee and funding provisions of the law could increase operating costs within the oil and gas industry and accelerate the transitions away from fossil fuels, which could in turn adversely affect our business and results of operations. Moreover, President Biden has highlighted addressing climate change as a priority of his administration and has issued several Executive Orders addressing climate change. In September 2023, the Biden Administration announced that federal agencies will be directed to consider the Social Cost of GHGs in agency budgeting, procurement and other agency decisions, including in environmental reviews conducted pursuant to the National Environmental Policy Act, where appropriate. In addition, the EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources and require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, and impose new standards reducing methane emissions from oil and gas operations through limitations on venting and flaring and the implementation of enhanced emission leak detection and repair requirements. Although there has recently been considerable uncertainty surrounding regulation of methane emissions from oil and gas facilities, the EPA is currently proposing new and updated rules for both new and existing sources. The EPA’s proposed rules, if finalized, would make existing regulations more stringent, expand the scope of source types covered by the rules, and require states to develop plans to reduce methane and volatile organic compound (“VOC”) emissions from existing sources that must be at least as effective as presumptive standards set by EPA. These ongoing regulatory actions could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels, which could in turn adversely affect our and our operators’ business and results of operations. We cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. However, given the long-term trend toward increasing regulation, future federal GHG regulations of the oil and gas industry remain a significant possibility. We note that the regulatory activities discussed above are subject to intense political debate and could be subject to major modification depending upon the outcome of the 2024 election cycle.

In November 2022, the Federal Acquisition Regulatory Council also proposed a rule that would require companies with at least $7.5 million in annual federal contract obligations to disclose their Scope 1 and 2 GHG emissions and companies that receive at least $50 million in annual federal contracts to additionally disclose their relevant Scope 3 GHG emissions, make annual disclosures aligned with the recommendations of the Task Force on Climate-related Financial Disclosures, and set science-based emissions reduction targets.

At the state level, several states, including Pennsylvania, have proceeded with a number of state and regional efforts aimed at tracking and/or reducing GHG emissions by means of cap-and-trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. In

April 2022, Pennsylvania finalized regulations establishing a cap-and-trade program under its existing authority to regulate air emissions, enabling Pennsylvania to join the Regional Greenhouse Gas Initiative, a multi-state regional cap-and-trade program comprised of several Eastern U.S. states, but the regulations were paused in July 2022 after legal challenges were filed. In November 2023, the Pennsylvania Commonwealth Court determined that the regulations were invalid. We cannot predict the final outcomes of any state initiatives to track and/or reduce GHG emissions by means of cap-and-trade programs. Should any states in which our operators operate enact cap-and-trade programs or similar efforts aimed at tracking and/or reducing GHG emissions, our operators may experience increased operating costs if they are required to purchase emission allowances in connection with their operations.

At the international level, the United Nations-sponsored Paris Agreement calls for signatory nations to limit their GHG emissions by submitting non-binding, individually-determined reduction goals known as “Nationally Determined Contributions” every five years after 2020. In February 2021, President Biden recommitted the United States to long-term international goals to reduce emissions, including those under the Paris Agreement and, in April 2021, announced a goal of reducing the United States’ emissions by 50-52% from 2005 levels by 2030. Moreover, the international community convenes annually to negotiate further pledges and initiatives, such as the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector. The impacts of these agreements, pledges, and any legislation or regulation promulgated to fulfill the United States’ commitments thereunder, are uncertain at this time, and it is unclear what additional initiatives may be adopted or implemented that may have adverse effects upon us and the operations of our operators.

Litigation risks are also increasing as a number of cities and other entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change and its effects, such as rising sea levels or extreme weather events, and therefore are responsible for resulting infrastructure damages, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts. Our or our operators’ involvement in such a case, regardless of the substance of the allegations, could have adverse reputational impacts and any unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

There are also increasing financial risks for fossil fuel producers as shareholders, bondholders and lenders currently invested in fossil fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Certain institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices and have shifted their investment practices to those that favor “clean” energy sources, such as wind and solar, and some of them may elect not to provide funding for fossil fuel energy companies. Many of the largest U.S. banks have made “net zero” carbon emissions commitments and have announced that they will be assessing financed emissions across their portfolios and taking steps to quantify and reduce those emissions. Additionally, there is also a risk that financial institutions will be pressured or required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector.

At the same time, certain states have taken steps to scrutinize or otherwise oppose these initiatives. Separately, in March 2022, the SEC proposed a rule that would require the disclosure of certain climate-related financial and physical risks and governance practices related to the same. The proposal would also require the disclosure of a company’s Scope 1 (direct) and Scope 2 (emissions from purchased electricity), as well as, if material, Scope 3 (indirect) GHG emissions, amongst other requirements. Although the final form and scope of the proposed rule’s substantive requirements and its ultimate date of effectiveness are not yet known and its impact on our business is uncertain, compliance with the finalized rule may result in additional legal, accounting and financial compliance costs and place strain on our personnel, systems and resources. We cannot predict the effects of these actions, and such limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of exploration, development, production, transportation and processing activities, which could impact operations on our properties and our financial results.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce the profitability of our interests. In addition, we may see indirect impacts from climate-related legislation and regulations applicable to our operators and their customers, even when not directly applicable to us. We may face costs associated with adapting to changing requirements (e.g., for emissions information, renewable fuels and technologies or other emissions reduction measures) as our operators and their customers respond to their own climate-related compliance obligations. Additionally, political, litigation and financial risks may result in our oil and natural gas operators restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce the profitability of our interests. To date, any costs related to climate change regulation incurred by our operators has not had a material impact on production from our properties or otherwise materially and adversely affected our business. However, one or more of these developments could have a material adverse effect on our business, financial condition and results of operation.

Climate change may also result in various physical risks, such as the increased frequency or intensity of extreme weather events or changes in meteorological and hydrological patterns, that could adversely impact our operations, as well as those of our operators and their supply chains. Such physical risks may result in damage to operators’ facilities or otherwise adversely impact their operations, such as if they become subject to water use curtailments in response to drought, or demand for their products, such as to the extent warmer winters reduce the demand for energy for heating purposes, which may adversely impact the production or attractiveness of our interests. While extreme weather events have increased in frequency and severity in some areas where our properties are located, to date, such events have not had a material impact on production from our properties or otherwise materially and adversely affected our business. Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties.

Increased scrutiny of ESG matters, including climate change, may impact our business or the business of our operators.

In recent years, companies across all industries are facing increasing scrutiny from a variety of stakeholders, including investor advocacy groups, proxy advisory firms, certain institutional investors and lenders, investment funds and other influential investors and rating agencies, related to their ESG and sustainability practices. Failure or a perception (whether or not valid) of failure to implement ESG strategies or achieve ESG goals or commitments, including any GHG reduction or carbon intensity goals or commitments, could result in private litigation and damage our and our operators’ reputation, cause investors or consumers to lose confidence in us or our operators, and negatively impact our and our operators’ operations. Even if we or our operators voluntarily elect to pursue climate or ESG goals, there is no guarantee that such goals will be achievable for a variety of reasons, including potential costs, technical or operational obstacles, or other market or technological developments beyond our or our operators’ control. Additionally, to the extent ESG matters negatively impact our or our operators’ reputation, we or our operators may not be able to compete as effectively to recruit or retain employees, which may adversely affect our or our operators’ operations. ESG matters may also impact our or our operators’ suppliers and customers, which may ultimately have adverse impacts on our or our operators’ operations.

Voluntary disclosures regarding ESG matters, as well as any ESG disclosures mandated by law, could result in private litigation or government investigation or enforcement action regarding the sufficiency or validity of such disclosures. Our operators could be subject to additional governmental investigations, private litigation or activist campaigns as stockholders may attempt to effect changes to our operators’ businesses or governance practices.

In addition, some organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG concerns. Such ratings are used by some investors to inform their investment and voting decisions. Accordingly, we or our operators may receive pressure from investors, lenders or other groups to adopt climate or other ESG-related goals. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our or operators’ access to and costs of capital. Also, institutional lenders may, of their own accord, decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect our or our operators’ access to capital for potential growth projects.

Further, our business and growth opportunities require us to have strong relationships with various key stakeholders, including our shareholders, employees, operators, local communities and others. We may face pressure from stakeholders, many of whom are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability while at the same time remaining a successfully operating public company. If we do not successfully manage expectations across these varied stakeholder interests, it could erode stakeholder trust and thereby affect our brand and reputation. Such erosion of confidence could negatively impact our business through decreased demand and growth opportunities, increased legal action and regulatory oversight, adverse press coverage and other adverse public statements, difficulty hiring and retaining top talent, and difficulty securing investors and access to capital.

Changes in tax laws and regulations could adversely impact our earnings and the cost, manner or feasibility of conducting our operations.

Members of Congress periodically introduce legislation to revise U.S. federal income tax laws which could have a material impact on us. The recently enacted IRA imposes a 15% corporate minimum tax based on adjusted financial statement income and a 1% excise tax on stock redemptions by publicly traded U.S. corporations, either of which could adversely impact our future federal tax liabilities. We do not currently expect that the 15% corporate minimum tax would have an effect on our overall effective tax rate. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the Biden administration has proposed several tax increases, including raising the U.S. corporate income tax rate from 21% to 28%, limiting the use of like-kind exchange tax deferral rules, and increasing the excise tax on stock redemptions from 1% to 4%, any of which could adversely impact our current and deferred U.S. federal state income tax liabilities. State and local taxing authorities in jurisdictions in which we operate or own assets may enact new taxes, such as the imposition of a severance tax on the extraction of natural resources in states in which we produce natural gas, NGLs and oil, or change the rates of existing taxes, which could adversely impact our earnings, cash flows and financial position.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our operators’ ability to conduct drilling activities.

In the United States, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where our operators operate, our operators’ abilities to conduct or expand operations could be limited, or our operators could be forced to incur material additional costs. Moreover, our operators’ drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons.

The designation of previously unidentified endangered or threatened species could cause our operators’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The United States Fish and Wildlife Service and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands, which may reduce the profitability of our interests to the extent they are associated with such designations.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Bounty LLC and we are accordingly dependent upon distributions from Bounty LLC to pay taxes, cover our corporate and other overhead expenses and pay any dividends on our Class A common stock.

We are a holding company and will have no material assets other than our equity interest in Bounty LLC. Please see “Corporate Reorganization.” We have no independent means of generating revenue. To the extent Bounty LLC has available cash, Bounty LLC is generally required to make pro rata cash distributions (which we refer to as “tax distributions”) to all its unitholders, including to us, in an amount sufficient to allow us to pay our U.S. federal, state, local and non-U.S. tax liabilities. We also expect Bounty LLC may make non-pro rata cash distributions periodically to enable us to cover our corporate and other overhead expenses. In addition, as the sole managing member of Bounty LLC, we intend to cause Bounty LLC to make pro rata cash distributions to all of its unitholders, including to us, in an amount sufficient to allow us to fund dividends to our stockholders, to the extent our board of directors declares such dividends. Therefore, although we expect to pay dividends on our Class A common stock, our ability to do so may be limited to the extent Bounty LLC and its subsidiaries are limited in their ability to make these and other distributions to us. To the extent that we need funds and Bounty LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition. Further, although we expect that Bounty LLC will initially make distributions to us and the Existing Owners equal to 100% of (i) cash available for distribution and (ii) cash from lease bonus income, and that we, in turn, will pay quarterly dividends equal to the amount received from Bounty LLC net of cash taxes, the declaration and payment of any dividends are at the sole discretion of our board of directors and our board of directors may change our dividend policy at any time based on our cash flow needs, including, without limitation, to significantly reduce such quarterly dividends or even to eliminate dividends entirely. See “Dividend Policy” for more information.

If we fail to develop or maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results accurately and timely or prevent fraud, which may result in material misstatements in our financial statements or failure to meet our periodic reporting obligations. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Prior to the completion of this offering, we were a private entity. We have not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm was not required to, and did not, conduct an audit of our internal controls over financial reporting as of December 31, 2022 or 2021. Our internal controls over financial reporting do not currently meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance at the time required, this may cause us to be unable to report on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results may be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock. Additional material weaknesses may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, the trading price of our Class A common stock may decline and we may be unable to maintain compliance with the NYSE listing standards.

We will incur increased costs as a result of operating as a public company, including the cost of compliance with securities laws, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management and other personnel will need to devote a substantial amount of time and financial resources to comply with obligations related to being a publicly traded corporation. We currently estimate that we will incur approximately $             million annually in additional operating expenses as a publicly traded corporation that we have not previously incurred, including costs associated with compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

In addition, we will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act as early as our annual report for the fiscal year ending December 31, 2024, Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls over financial reporting and we will design enhanced processes and controls to the extent warranted based on our review. We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify any additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the stock price of our Class A common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

There is no existing market for our Class A common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our Class A common stock. After this offering, there will be only             publicly traded shares of Class A common stock held by our public common stockholders (or                      shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your Class A common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Class A common stock and limit the number of investors who are able to buy the Class A common stock.

The initial public offering price for the Class A common stock offered hereby will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the Class A common stock that will prevail in the trading market. The market price of our Class A common stock may decline below the initial public offering price.

Our Existing Owners will initially have the ability to direct the voting of a majority of the voting power of our Class A common stock, and their interests may conflict with those of our other stockholders.

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering, our Existing Owners will beneficially own, in the aggregate, 100% of our Class B common stock, representing         % of our combined voting power (or approximately         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, our Existing Owners will initially be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of our Existing Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Given this concentrated ownership, our Existing Owners would have to approve any potential acquisition of us. In addition, certain of our directors and director nominees are currently employees of our Existing Owners or their affiliates. These directors’ duties as employees of our Existing Owners or their affiliates may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Finally, the existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Our Existing Owners’ concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Future sales of shares of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, following a period of 180 days after the date of this prospectus (the “Lock-Up Period”), our Existing Owners, who hold Bounty LLC Units, may require Bounty LLC to redeem their Bounty LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions), and our Existing Owners may sell any of such shares of Class A common stock. Additionally, after the expiration or waiver of the lock-up provision contained in the underwriting agreement entered into in connection with this offering, we may sell additional shares of Class A common stock in subsequent public offerings or may issue additional shares of Class A common stock or convertible securities. After the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, we will have outstanding         shares of Class A common stock and         shares of Class B common stock. This number includes         shares of Class A common stock that we are selling in this offering and         shares of Class A common stock that we may sell in this offering if the underwriters exercise their option to purchase additional shares in full, which shares may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, our Existing Owners will own, in the aggregate,          shares of Class B common stock, representing approximately         % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and the Bounty LLC Agreement, but may be sold into the market following the Lock-Up Period.

Following the completion of this offering, the Existing Owners will be party to a registration rights agreement, which will, among other things, require us to, in certain circumstances, register          shares (or shares if the underwriters exercise their option to purchase additional shares in full) of Class A common stock that they may receive in exchange for their Bounty LLC Units (and a corresponding number of shares of Class B common stock). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of          shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up restrictions, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

Our Existing Owners and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable our Existing Owners and their affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that our Existing Owners and their affiliates (including portfolio investments of our Existing Owners and their affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and that we renounce any interest or expectancy in any business opportunity that may be from time to time presented to our Existing Owners or their affiliates. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit our Existing Owners and their affiliates and our directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provide that if our Existing Owners or their affiliates or any director or officer of one of our affiliates, our Existing Owners or their affiliates who is also one of our directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Our Existing Owners or their affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, our Existing Owners and their affiliates may dispose of natural gas and oil properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to our Existing Owners and their affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock—Corporate Opportunity.”

Our Existing Owners and their affiliates are established participants in the natural gas and oil industry and have resources greater than ours, which may make it more difficult for us to compete with our Existing Owners and their affiliates with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and our Existing Owners and their affiliates, on the other hand, will be resolved in our favor. As a result, competition from our Existing Owners and their affiliates could adversely impact our results of operations.

A significant reduction by our Existing Owners of their ownership interests in us could adversely affect us.

We believe that our Existing Owners’ ownership interests in us provide them with an economic incentive to assist us to be successful. Upon the expiration of the lock-up restrictions on transfers or sales of or disposition or hedge of any share or any securities convertible into or exchangeable for shares of our capital stock following the completion of this offering, none of our Existing Owners will be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. Furthermore, as described under “Corporate Reorganization,” our Existing Owners may distribute all or a portion of their ownership in us to their partners or members, as applicable. In the event our Existing Owners reduce their ownership interest in us, our Existing Owners and their affiliates may have less incentive to assist in our success and the individuals initially appointed to our board of directors by our Existing Owners may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, shall, except as otherwise required by law or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•	provide that our bylaws can be amended by the board of directors;

•

provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any;

•

provide that special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote; and

•	prohibit cumulative voting on all matters.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporate Law (“DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. In the event the Delaware Court of Chancery lacks subject matter jurisdiction, then the sole and exclusive forum for such action or proceeding shall be the federal district court for the District of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The choice of forum provision in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find this provision unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We will limit the liability of, and indemnify, our directors and officers.

Although our directors and officers are accountable to us and must exercise good faith, good business judgement, and integrity in handling our affairs, our amended and restated certificate of incorporation and the indemnification agreements that we intend to enter into with all of our non-employee directors and officers will provide that our non-employee directors and officers will be indemnified to the fullest extent permitted under Delaware law. As a result, our stockholders may have fewer rights against our non-employee directors and officers than they would have absent such provisions in our proposed amended and restated certificate of incorporation and indemnification agreements, and a stockholder’s ability to seek and recover damages for a breach of fiduciary duties may be reduced or restricted. Delaware law allows indemnification of our non-employee directors and officers, if they (i) have acted in good faith, in a manner the non-employee director or officer reasonably believes to be in or not opposed to our best interests, and (ii) with respect to any criminal action or proceeding, if the non-employee director or officer had no reasonable cause to believe the conduct was unlawful.

Pursuant to our proposed amended and restated certificate of incorporation and indemnification agreements, each non-employee director and officer who is made a party to a legal proceeding because he or she is or was a non-employee director or officer, is indemnified by us from and against any and all liability, except that we may not indemnify a non-employee director or officer: (i) for any liability incurred in a proceeding in which such person is adjudged liable to us or is subjected to injunctive relief in favor of us; (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, fraud or gross negligence; (iii) for unlawful distributions; (iv) for any transaction for which such non-employee director or officer received a personal benefit or as otherwise prohibited by or as may be disallowed under Delaware law; or (v) with respect to any dispute or proceeding between us and such non-employee director or officer unless such indemnification has been approved by a disinterested majority of our board of directors or by a majority in interest of disinterested stockholders. We will be required to pay or reimburse attorney’s fees and expenses of a non-employee director or officer seeking indemnification as they are incurred, provided the non-employee director or officer executes an agreement to repay the amount to be paid or reimbursed if there is a final determination by a court of competent jurisdiction that such person is not entitled to indemnification.

Investors in this offering will experience immediate and substantial dilution of $        per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of shares of our Class A common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of                     , 2023 after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

If Bounty LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Bounty LLC might be subject to potentially significant tax inefficiencies.

Section 7704 of the Code generally provides that a publicly traded partnership will be treated as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. However, if 90% or more of a partnership’s gross income for every taxable year consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes. Qualifying income generally includes income earned from passive ownership interests in oil and gas properties. There may be future changes to U.S. federal income tax laws or the Treasury Department’s interpretations of the qualifying income rules in a manner that could impact Bounty LLC’s ability to qualify as a partnership for federal income tax purposes. However, we believe that substantially all of Bounty LLC’s gross income will constitute qualifying income for purposes of Section 7704(d) and intend to operate such that Bounty LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. In addition, the Bounty LLC Agreement will provide for limitations on the ability of Existing Owners to transfer their Bounty LLC Units and will provide us, as managing member of Bounty LLC, with the right to impose restrictions (in addition to those already in place) on the ability of Existing Owners to exchange their Bounty LLC Units pursuant to a Redemption Right to the extent we believe it is necessary to ensure that Bounty LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

If Bounty LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for Bounty LLC. In particular, Bounty LLC would pay U.S. federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 21%. Distributions to us would generally be taxed again as corporate distributions. Because a tax would be imposed on Bounty LLC as a corporation, the amount of cash distributions to us would be substantially reduced, which may cause a substantial reduction in the value of our Class A common stock.

Certain non-U.S. holders of our Class A common stock, in certain situations, could be subject to U.S. federal income tax on the gain from the sale, exchange or other disposition of such capital stock or equity securities.

Following the corporate reorganization, we believe that we will be a United States real property holding corporation (“USRPHC”) under the Foreign Investment in Real Property Tax Act (“FIRPTA”). Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). If we are a USRPHC during the shorter of (i) a non-U.S. holder’s (as defined under the heading “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders – Non-U.S. Holder Defined”) holding period for shares of our Class A common stock or (ii) the five-year period preceding such non-U.S. holder’s disposition of such shares of our Class A common stock, such non-U.S. holder may be subject to U.S. federal income tax on gain from the disposition of those shares of our capital stock or equity securities under FIRPTA at generally applicable U.S. federal income tax rates, in which case such non-U.S. holder would also be required to file U.S. federal income tax returns with respect to such gain. In addition, a purchaser of shares from a non-U.S. holder may be required to withhold U.S. tax in an amount equal to 15% of the gross proceeds from such a purchase.

If, at any time during the calendar year, our Class A common stock is regularly traded on an established securities market, the tax described above applies only in the case of a non-U.S. holder who beneficially owned (actually or constructively) more than 5% of the total fair market value of our Class A common stock at any time during the five-year period ending either on the date of the disposition or other applicable determination date, and the withholding requirements described above would not apply. Our Class A common stock is expected to trade on the NYSE and we expect our Class A common stock to be regularly quoted by brokers or dealers making a market in our stock during each calendar quarter in which our stock is so traded, which is expected to satisfy the requirement that our stock be regularly traded on an established securities market for the aforementioned gain recognition and withholding exceptions to apply. However, no assurances can be given that, at any given time, our stock or other equity securities will be treated as “regularly traded on an established securities market” for purposes of FIRPTA. Non-U.S. holders of our capital stock or other equity securities should consult with their own tax advisors concerning the U.S. federal income tax consequences of the sale, exchange or other disposition of our capital stock or other equity securities.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of Bounty LLC, we will control and manage Bounty LLC. On that basis, we believe that our interest in Bounty LLC is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Bounty LLC, interests in Bounty LLC could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

The underwriters of this offering may release parties subject to the lock-up restrictions entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We and all of our directors and executive officers have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or disposition or hedge of any shares or any securities convertible into or exchangeable for shares of our capital stock for a period of 180 days following the date of this prospectus. Additionally, pursuant to our amended and restated certificate of incorporation and the Bounty LLC Agreement, our Existing Owners will be subject to certain lock-up provisions pursuant to which they will be subject to certain restrictions with respect to the sale or disposition or hedge of any shares or any securities convertible into or exchangeable for shares of our capital stock for a period of 180 days following the date of this prospectus. Raymond James & Associates, Inc. at any time and without notice may release all or any portion of the shares or securities convertible into or exchangeable for shares of our capital stock subject to the foregoing lock-up restrictions. See “Underwriting” and “Description of Capital Stock—Lock-Up Provisions” for more information on these restrictions. If these restrictions are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Existing Owners.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Existing Owners. We will be a holding company and will have no material assets other than our ownership of Bounty LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Bounty LLC to provide distributions to us. If Bounty LLC makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Bounty LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per-share basis than the amounts distributed by Bounty LLC to our Existing Owners on a per-unit basis. This and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of our preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of a class or series of our preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of our preferred stock could affect the residual value of our Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our Class A common stock and other securities and their trading volume to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

The following important factors, in addition to those discussed elsewhere in this prospectus, could affect the future results of the energy industry in general, and our company in particular, and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	our ability to execute on our business strategies;

•	the effect of changes in commodity prices;

•

the effects of political instability or armed conflict in natural gas, NGLs and oil producing regions, including, but not limited to, the actions of the Organization of Petroleum Exporting Countries (“OPEC”) and other significant producers and governments, such as the recently announced production cuts by OPEC, the conflict between Russia and Ukraine, the Israel-Hamas conflict, continued hostilities in the Middle East and the destabilizing effect such conflicts have posed, and may continue to pose, for the European continent and the global natural gas and oil markets;

•	the effects of changes in general market conditions, including fluctuations in commodity prices, the rate of inflation and associated changes in monetary policies and macroeconomic conditions;

•	the impact of disruption on the banking industry and capital markets, including those related to the unavailability of liquid banking and financial services firms;

•	the level of production on our properties;

•	risks associated with the drilling and operation of natural gas and oil wells;

•	the availability or cost of rigs, equipment, raw materials, supplies, oilfield services, or personnel;

•	legislative or regulatory actions pertaining to hydraulic fracturing, including restrictions on the use of water;

•	the availability of pipeline capacity and transportation facilities;

•	the effect of existing and future laws and regulatory actions, including the impact of the Inflation Reduction Act of 2022;

•	the impact of derivative instruments or lack thereof;

•	conditions in the capital markets and our ability to obtain capital on favorable terms or at all;

•	the overall supply and demand for natural gas, NGLs and oil, and regional supply and demand factors, delays, or interruptions of production;

•	competition from others in the energy industry;

•	uncertainty in whether development projects will be pursued;

•	uncertainty of estimates of natural gas, NGLs and oil reserves and production;

•	the cost of developing the natural gas, NGLs and oil underlying our properties;

•	our ability to replace our natural gas, NGLs and oil reserves;

•	our ability to identify, complete and integrate acquisitions;

•	title defects in the properties in which we invest;

•	the effects of epidemics or global pandemics or any government response to such occurrence or threat and any resulting impact on commodity prices and supply and demand considerations;

•	information technology failures and cyberattacks;

•	the duration and severity of natural disasters or inclement or hazardous weather conditions and other natural events beyond our control;

•	the cost of inflation;

•	technological advances, including the transition to a low carbon economy; and

•	general economic, business or industry conditions.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this report are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas and oil that are ultimately recovered.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $         million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds from this offering to Bounty LLC in exchange for Bounty LLC Units. Bounty LLC intends to use approximately $         million of the net proceeds from our sale of shares to fund future acquisitions of mineral interests and approximately $         million of the net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from the Exchanging Members (at a purchase price per unit and share of Class B common stock, based on the midpoint of the estimated price range set forth on the cover page of this prospectus, net of underwriting discounts and commissions); however, it currently does not have any specific acquisitions planned. A $1.00 increase or decrease in the assumed initial public offering price of $         per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would contribute the additional net proceeds to Bounty LLC and Bounty LLC intends to use such additional net proceeds retained by it after payment of amounts owing to our Existing Owners to purchase Bounty LLC Units and Class B common stock as described above to fund future acquisitions of mineral interests. If the proceeds decrease due to a lower initial public offering price, we will contribute fewer net proceeds to Bounty LLC and Bounty LLC will pay less to our Existing Owners to purchase their Bounty LLC units and Class B common stock as contemplated above and have fewer net proceeds to direct to acquisitions.

To the extent the underwriters’ option to purchase additional shares is exercised, we intend to contribute all of the net proceeds therefrom to Bounty LLC in exchange for an additional number of Bounty LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Bounty LLC intends to use approximately $         million of the net proceeds from our sale of additional shares to fund future acquisitions of mineral interests and approximately $         million of the net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from the Exchanging Members (at a purchase price per unit and share of Class B common stock, based on the midpoint of the estimated price range set forth on the cover page of this prospectus, net of underwriting discounts and commissions).

DIVIDEND POLICY

Overview

We expect Bounty LLC to initially pay quarterly distributions to us and the Existing Owners equal to 100% of (i) cash available for distribution and (ii) cash from lease bonus income, and that we, in turn, will pay quarterly dividends equal to the amount received from Bounty LLC net of cash taxes. From time to time, we may aim to balance the return of capital to investors with the selective allocation of capital toward acquisitions that we believe will be accretive to stockholder value while preserving a strong balance sheet through varying commodity price environments. Accordingly, Bounty LLC may distribute less than 100% of its cash available for distribution, or decide to use only a portion or none of its cash from lease bonus income to pay dividends. See “Summary—Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution used by us and Bounty LLC and a reconciliation of each of these measures to our most directly comparable GAAP financial measure.

While we expect to pay quarterly dividends in accordance with this financial philosophy, we have not adopted a formal written dividend policy to pay a fixed amount of cash regularly or to pay any particular amount based on the achievement of, or derivable from, any specific financial metrics, including cash available for distribution. Further, we are not contractually obligated to pay any dividends and do not have any required minimum quarterly dividend. Our payment of dividends may vary from quarter to quarter, may be significantly reduced or may be eliminated entirely. While we initially intend to pay quarterly dividends equal to 100% of the cash distributed to us from Bounty LLC net of cash taxes, the actual amount of any distributions from Bounty LLC, and therefore, the dividends we pay, may fluctuate depending on our cash flow needs, which may be impacted by potential acquisition opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the impact of commodity prices and the pace of the development of our properties by E&P companies. Given our reliance on third-party operators for all of the exploration, development and production on our properties and the impact of commodity prices on our results of operations and financial position, we cannot provide any assurance that we will pay dividends in the future. Our payment of dividends will be at the sole discretion of our board of directors, which may change our dividend philosophy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our cash flows from operations and current and anticipated cash needs, including for acquisitions;

•	legal, tax, regulatory and future contractual restrictions; and

•	such other factors as our board of directors may deem relevant.

Our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Bounty LLC to provide distributions to us due to our nature as a holding company that will have no material assets other than our ownership of membership interests in Bounty LLC. Currently there are no restrictions on Bounty LLC to distribute funds to us. If Bounty LLC makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Bounty LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately paid as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Bounty to the Existing Owners on a per unit basis.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2023:

•	on an actual basis for our predecessor; and

•

on an as adjusted basis for Bounty Minerals to give effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $     per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with “Use of Proceeds” and the financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2023 (1)
	Predecessor Actual	Bounty Minerals As Adjusted (2)
	(in thousands, except number of shares and par value)

Cash and cash equivalents (3)	$12,590	$

Total long-term debt	—		—

Members’ equity / stockholders’ equity:

Members’ equity	$424,076	$

Class A common stock—0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—

Class B common stock—0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—

Additional paid-in capital	—

Retained earnings	—

Non-controlling interest (4)	—

Total member’s equity / stockholders’ equity	$424,076	$

Total capitalization	$424,076	$

(1)

Bounty Minerals was incorporated in June 2022. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Bounty LLC.

(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $         million, $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $        million,

$ million and $ million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	As adjusted includes approximately $ of net proceeds that we intend to use for future acquisitions. See “Use of Proceeds.”
(4)

The as adjusted basis column includes the Bounty LLC interests not owned by us, which represents        % of the Bounty LLC Units. The Existing Owners will hold a non-controlling economic interest in Bounty LLC. Bounty Minerals will hold        % of the economic interest in Bounty LLC.

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2023, after giving pro forma effect to our corporate reorganization, was approximately $        million, or $        per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to the corporate reorganization (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Bounty LLC Units for Class A common stock). After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2023 would have been approximately $        million, or $        per share. This represents an immediate increase in the net tangible book value of $        per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $        per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Bounty LLC Units for Class A common stock):

Initial public offering price per share

Pro forma net tangible book value per share as of September 30, 2023 (after giving effect to the corporate reorganization)	$

Increase per share attributable to new investors in the offering	$

As adjusted pro forma net tangible book value per share (after giving effect to the corporate reorganization and this offering)	$

Dilution in pro forma net tangible book value per share to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $        and increase (decrease) the dilution to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2023, the total number of shares of Class A common stock owned by existing stockholders (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Bounty LLC Units for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $        , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total			%	$		%	$

The data in the table excludes            shares of Class A common stock initially reserved for issuance and unissued under our equity incentive plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to             , or approximately         % of the total number of shares of Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Summary—Summary Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for natural gas, NGLs and oil, production volumes, estimates of proved, probable and possible reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Unless otherwise indicated, the historical financial information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects only the historical financial results of our predecessor, Bounty LLC, and does not give effect to the transactions described in “Corporate Reorganization.”

Overview

We own, acquire and manage mineral interests in the Appalachian Basin with the objective of generating cash flow from our existing portfolio for distribution to stockholders. Our initial target area was guided by a strong technical team that identified the areas of the basin we believe have the highest potential economics, enabling us to acquire our current holdings of approximately 65,000 net mineral acres. Our focus has been on acquiring primarily non-producing minerals in developing shale plays, which has allowed us to deliver significant organic production and cash flow growth as operators have increasingly developed the core of the basin. We expect this to continue as only 18.6% of our existing portfolio by identified net 3P locations has been developed as of December 31, 2022, which does not include the additional resource potential in our stacked pay areas. Our assets are exclusively mineral interests, which entitle us to the right to receive a share of recurring revenues from production without being subject to development capital requirements, lease operating expenses, or maintenance capital requirements. Mineral ownership results in higher cash flow margins than any other portion of the energy sector by providing exposure to commodity prices and minimizing operating expense while limiting exposure to service and development cost inflation.

We are a natural gas-focused minerals company. For the year ended December 31, 2022, the production from our mineral acreage position was substantially all natural gas and NGLs, with total production associated with our mineral interests totaling 16.9 Bcfe, comprised of 76% natural gas, 20% NGLs and 4% oil. For the nine months ended September 30, 2023, total production associated with our mineral interests was 13.3 Bcfe, comprised of 76% natural gas, 20% NGLs and 4% oil. We plan to accomplish our objective of generating cash flow for distribution to stockholders by utilizing cash flow from the current and continued development of our acreage. We intend to further grow our acreage position by selectively targeting additional accretive acquisitions using the same technical, land and legal rigor our team has historically applied to acquisition opportunities. Our revenue principally consists of royalties from natural gas, NGLs and oil producing activities and revenues from lease bonuses and extension payments. We are not a producer, and our natural gas, NGLs and oil revenue is derived from a fixed percentage of the natural gas, NGLs and oil produced by exploration and production operators from the acreage underlying our mineral interests, and in some instances net of post-production expenses and taxes.

Market Conditions and Operational Trends

Historically, natural gas, NGLs and oil prices have been volatile and may continue to be volatile in the future. During the past five years, the Henry Hub spot market price for natural gas has ranged from a low of $1.33 per MMBtu in September 2020 to a high of $23.86 per MMBtu in February 2021. The posted price for WTI has ranged from a low of negative ($36.98) per barrel in April 2020 to a high of $123.64 per barrel in March 2022. Natural gas, NGLs and oil prices decreased significantly during the three and nine months ended September 30, 2023 as compared to the same periods in 2022, resulting in decreased realized prices and decreased royalty revenues. As of October 30, 2023, the posted price for WTI was $83.03 per barrel and the Henry Hub spot market price of natural gas was per $3.17 MMBtu. Lower prices not only decrease our revenues, but also potentially the amount of natural gas, NGLs and oil that our operators can produce economically. We expect this market will continue to be volatile in the future. We currently have no commodity price hedges in place or debt outstanding. Additionally, in 2020, the outbreak of COVID-19 caused a continuing disruption to the natural gas and oil industry and to our business by, among other things, contributing to a significant decrease in global crude oil demand and the price for oil. These events, combined with the macro-economic impact of the continued outbreak of the COVID-19 pandemic and declining availability of hydrocarbon storage, exacerbated the decline in commodity prices, including the historic, record low price of negative ($36.98) per barrel that occurred in April 2020. The decline in commodity prices adversely affected the revenues we received for our mineral interests in 2020. Although commodity prices recovered in 2021, market volatility continued in 2022 and generally continued to trend down in 2023. We expect commodity price volatility will continue for the foreseeable future.

Many E&P operators of our mineral interests announced reductions to their capital budgets for 2020, which adversely affected the development pace of our properties during 2020 and the beginning of 2021. However, many operators resumed or increased drilling and completion activities compared to activity levels in 2020 in connection with the increase in commodity prices in late 2020 and 2021. Although commodity prices again declined in late 2022, the average monthly rig count within counties in which we own mineral interests has continued to increase, growing from 25 rigs in 2020 to 32 rigs through September 2023. Additionally, our production for the first nine months of 2023 has grown by 11% compared to the same period of 2022 despite a 56% reduction in our realized Mcfe price.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our operations. Among the measures considered by management are the following:

•	volumes of natural gas, NGLs and oil produced;

•	number of rigs on our acreage, permits, DUCs, producing wells and PARs;

•	commodity prices; and

•	Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution.

Volumes of Natural Gas, NGLs and Oil Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from the various resource plays that comprise our portfolio of properties. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Number of Rigs on our Acreage, Permits, DUCs, Producing Wells and PARs

In order to track and assess the performance of our assets, we monitor and analyze the number of rigs currently drilling our properties. We also constantly monitor the number of permits, DUCs, producing wells and PARs that are applicable to our mineral and royalty interests in an effort to evaluate near-term production from the various resource plays that comprise our asset base.

Commodity Prices

Commodity prices have historically been volatile and may continue to be volatile in the future. Lower prices not only decrease our revenues, but also potentially the amount of natural gas, NGLs and oil that our operators can produce economically. The prices we receive for natural gas, NGLs and oil are determined by factors affecting global and regional supply and demand dynamics, such as economic and geopolitical conditions, production levels, availability of transportation, weather cycles and other factors. In addition, realized prices are influenced by product quality and proximity to consuming and refining markets. Any differences between realized prices and NYMEX prices are referred to as differentials. Substantially all of our production is derived from properties located in the Appalachian Basin of the United States.

Natural Gas. The NYMEX price quoted at Henry Hub is a widely used benchmark for the pricing of natural gas in the United States. The actual volumetric prices realized from the sale of natural gas differ from the quoted NYMEX price as a result of quality and location differentials.

Quality differentials result from the heating value of natural gas measured in Btus and the presence of impurities, such as hydrogen sulfide, carbon dioxide and nitrogen. Natural gas containing ethane and heavier hydrocarbons has a higher Btu value and will realize a higher volumetric price than natural gas that is predominantly methane, which has a lower Btu value. Natural gas with a higher concentration of impurities will realize a lower volumetric price due to the presence of the impurities in the natural gas when sold or the cost of treating the natural gas to meet pipeline quality specifications.

Natural gas, which currently has a limited global transportation system, is subject to price variances based on local supply and demand conditions and the cost to transport natural gas to end-user markets.

NGLs. NGLs pricing is generally tied to the price of oil, but varies based on differences in liquid components and location.

Oil. The substantial majority of our oil production is sold at prevailing market prices, which fluctuate in response to many factors that are outside of our control. NYMEX light sweet crude oil, commonly referred to as WTI, is the prevailing domestic oil-pricing index. The majority of our oil production is priced at the prevailing market price with the final realized price affected by both quality and location differentials.

The chemical composition of crude oil plays an important role in its refining and subsequent sale as petroleum products. As a result, variations in chemical composition relative to the benchmark crude oil, usually WTI, will result in price adjustments, which are often referred to as quality differentials. The characteristics that most significantly affect quality differentials include the density of the oil, as characterized by its API gravity, and the presence and concentration of impurities, such as sulfur.

Location differentials generally result from transportation costs based on the produced oil’s proximity to consuming and refining markets and major trading points.

Hedging

We currently have no commodity price hedges, which results in full exposure to commodity prices. We may in the future enter into certain derivative instruments to partially mitigate the impact of commodity price volatility on our cash generated from operations. From time to time, such instruments may include variable-to-fixed-price swaps, fixed-price contracts, costless collars and other contractual arrangements. The impact of these derivative instruments could affect the amount of revenue we ultimately realize. We may employ contractual arrangements other than fixed-price swap contracts in the future to mitigate the impact of price fluctuations. If commodity prices decline in the future, any such hedging contracts may partially mitigate the effect of lower prices on our future revenue.

Adjusted EBITDA, Adjusted EBITDA Ex Lease Bonus and Cash Available for Distribution

Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution are non-GAAP supplemental financial measures used by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets and their ability to sustain dividends over the long term without regard to financing methods, capital structure or historical cost basis.

We and Bounty LLC define Adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation and depletion, losses on sales of oil and gas properties and stock-based compensation expense, less other income, gains on sales of oil and gas properties and adjusted for certain other non-cash items. We and Bounty LLC define Adjusted EBITDA ex lease bonus as Adjusted EBITDA further adjusted to eliminate the impacts of lease bonus revenue we receive due to the unpredictability of timing and magnitude of the revenue. We and Bounty LLC define cash available for distribution as Adjusted EBITDA ex lease bonus less interest expense and cash taxes.

Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution have important limitations as analytical tools because they exclude some but not all items that affect net income, the most directly comparable GAAP financial measure. Our and Bounty LLC’s computation of Adjusted EBITDA, Adjusted EBITDA ex lease bonus and cash available for distribution may differ from computations of similarly titled measures of other companies. For further discussion, please read “Summary—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Sources of Our Revenues

A significant portion of our revenues are derived from the mineral royalty payments we receive from our operators based on the sale of natural gas, NGLs and oil produced from our mineral interests. Royalty revenues may vary significantly from period to period as a result of changes in volumes of production sold by our operators, production mix and commodity prices. A portion of our revenue also comes from other royalty and lease bonus payments. Other royalty revenue is comprised of flat rate, shut-in and gas storage payments. Lease bonus revenue includes cash payments received at the beginning of a new lease and extension payments on current leases.

The following table presents the breakdown of our revenues for the following periods:

	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021

Revenue

Oil and gas royalty revenues

Natural gas sales	41%	57%	59%	63%

NGLs sales	20%	16%	16%	22%

Oil sales	11%	7%	6%	8%

Other royalty revenue	0%	0%	0%	0%

Total royalty revenue	72%	80%	81%	93%

Lease bonus revenue	28%	20%	19%	7%

Total revenue	100%	100%	100%	100%

Principle Components of Our Cost Structure

The following is a description of the principle components of our cost structure. However, as an owner of mineral interests, we are not obligated to fund drilling and completion capital expenditures to bring a well on line, lease operating expenses to produce our natural gas, NGLs and oil or the plugging and abandonment costs at the end of a well’s economic life. All of the aforementioned costs are borne entirely by the E&P operator that has leased our mineral interests.

Royalty Deductions

Royalty deductions consist of our share of expenses for transportation, gathering, compression, processing and severance and ad valorem taxes.

Transportation, Gathering, Compression and Processing Expenses

Transportation, gathering, compression and processing expenses include the costs to process and transport our production to applicable sales points. Generally, the terms of the lease governing the development of our properties define the operator’s ability to pass through these expenses to us by deducting a pro rata portion of such expenses from our production revenues.

Severance and Ad Valorem Taxes

Severance taxes are paid on produced natural gas, NGLs and oil based on either a percentage of revenues from production sold or the number of units of production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to changes in our natural gas, NGLs and oil revenues, which is driven by our production volumes and prices received for our natural gas, NGLs and oil. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the state or local government’s appraisal of the value of our natural gas, NGLs and oil properties, which also trend with anticipated production, as well as natural gas, NGLs and oil prices. Rates, methods of calculating property values and timing of payments vary across the different counties in which we own mineral interests.

Depreciation and Depletion

Depreciation and depletion is the systematic expensing of the capitalized costs incurred to acquire and develop oil and natural gas properties. We use the successful efforts cost method of accounting, and, as such, all costs associated with successful acquisitions are capitalized and reasonably aggregated and depleted based on a common geological structural feature. Costs associated with unsuccessful acquisitions are expensed. Depletion is the expense recorded based on the cost basis of our properties and the volume of hydrocarbons extracted during each respective period, calculated on a units-of-production basis. Estimates of proved reserves are a major component of our calculation of depletion. We adjust our depletion rates in the fourth quarter of each year based upon the year-end reserve report prepared by CG&A, unless circumstances indicate that there has been a significant change in reserves or costs.

General and Administrative

General and administrative (“G&A”) expenses are costs incurred for overhead, including payroll and benefits for our staff, costs of maintaining our headquarters, costs of managing our properties, audit and other fees for professional services and legal compliance. As a result of becoming a public company, we anticipate incurring incremental G&A expenses relating to expenses associated with SEC reporting requirements, including annual and quarterly reports to stockholders, tax return preparation and dividend expenses, Sarbanes-Oxley Act compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal expenses and investor relations expenses. These incremental G&A expenses are not reflected in the historical financial statements of our predecessor included elsewhere in this prospectus.

County and Other Taxes

County and other taxes are primarily comprised of county taxes and Ohio commercial activity taxes. County tax assessment rates vary across the different counties in which we own mineral interests.

Acquisition and Land Costs

Acquisition and land costs include costs associated with unsuccessful acquisitions and ongoing land and title maintenance costs on existing properties.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessor, Bounty LLC. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the corporate reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

After giving effect to the corporate reorganization and this offering, Bounty Minerals will own an approximate        % interest in Bounty LLC (or        % if the underwriters exercise their option to purchase additional shares in full). In addition, Bounty Minerals will be the sole managing member of Bounty LLC and will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business.

The corporate reorganization that will be completed simultaneously with the closing of this offering provides a mechanism by which the Bounty LLC Units to be allocated among the Existing Owners, including the holders of incentive units, will be determined. As a result, the satisfaction of all conditions relating to the vesting of certain incentive units in Bounty LLC held by our management and certain employees and non-employees will be probable. Accordingly, we will recognize a charge for stock compensation expense of approximately $6.1 million related to the estimated fair value of the incentive units at the time of grant, all of which will be non-cash. In addition, based on an assumed initial offering price of $            per share (which is the midpoint of the range set forth on the cover of this prospectus), over the next year as the vesting conditions of the unvested incentive units are satisfied we will recognize additional non-cash charges for stock compensation expense of approximately $            million.

Acquisitions

We plan to pursue potential accretive acquisitions of additional mineral interests. We believe we will be well positioned to acquire such assets and, should such opportunities arise, identifying and executing acquisitions will be a key part of our strategy. However, if we are unable to make acquisitions on economically acceptable terms, our future growth may be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to pay dividends to our stockholders.

Debt and Interest Expense

Our predecessor has no debt outstanding. As a public company, we may finance a portion of our acquisitions or operations with borrowings under future credit facilities or other debt arrangements. As a result, any future borrowings will incur interest expense that is affected by both fluctuations in interest rates and our financing decisions.

Public Company Expenses

Following the closing of this offering, we anticipate incurring incremental general and administrative expenses as a result of operating as a publicly traded company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, Sarbanes-Oxley Act compliance expenses, expenses associated with listing our Class A common stock on the NYSE, independent auditor fees, independent reserve engineer fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses. These incremental general and administrative expenses are not reflected in the historical financial statements of our predecessor. Additionally, in anticipation of this offering, we may hire additional employees and consultants, including accounting, engineering and legal personnel, in order to prepare for the requirements of being a publicly traded company.

Income Taxes

Bounty Minerals is subject to U.S. federal and state income taxes as a corporation. Our predecessor, Bounty LLC, is treated as a flow-through entity for U.S. federal income tax purposes,

and as such, is generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income will be passed through to the members of Bounty LLC, including Bounty Minerals, following our corporate reorganization. Accordingly, the financial data attributable to Bounty LLC contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than margin tax in the State of Texas). We estimate that Bounty Minerals would have been subject to U.S. federal, state and local taxes at a blended statutory rate of        % of 2021 pre-tax earnings and would be subject to a blended statutory rate of        % of 2022 pre-tax earnings. Based on blended statutory rates of        % and        % for 2021 and 2022, respectively, Bounty Minerals would have incurred pro forma income tax expense for the years ended December 31, 2021 and 2022 of approximately $            million and $            million, respectively.

Results of Operations

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

The following table provides the components of our predecessor’s revenues and expenses for the periods indicated, as well as each period’s respective average prices and production volumes:

	Nine Months Ended September 30,
	2023	2022	Variance
	(dollars in thousands, except for realized prices)

Production

Natural gas (MMcf)	10,051	9,156	895	10%

NGLs (MBbls)	441	391	50	13%

Oil (MBbls)	94	78	16	21%

Equivalents (MMcfe)	13,257	11,966	1,291	11%

Equivalents per day (Mcfe/d)	48,562	43,832	4,730	11%

Revenues

Natural gas revenue	$22,923	$59,534	$(36,611)	(62)%

NGLs revenue	11,022	16,553	(5,531)	(33)%

Oil revenue	6,203	7,118	(915)	(13)%

Other royalty revenue	51	22	29	132%

Total royalty revenue	40,199	83,227	(43,029)	(52)%

Lease bonus	15,345	20,471	(5,126)	(25)%

Total revenue	$55,544	$103,698	$(48,155)	(46)%

Realized prices

Natural gas (/Mcf)	$2.28	$6.50	$(4.22)	(65)%

NGLs (/Bbl)	25.00	42.36	(17.36)	(41)%

Oil (/Bbl)	66.29	91.76	(25.47)	(28)%

Equivalents (/Mcfe)	$3.03	$6.95	$(3.93)	(56)%

Operating expenses

Royalty deductions	$7,558	$6,851	$707	10%

County and other taxes	783	332	451	136%

Acquisition and land costs	16	3	14	514%

Depreciation and depletion	8,894	9,295	(402)	(4)%

General and administrative	6,266	6,454	(188)	(3)%

Loss on sale of minerals	—	4,072	(4,072)	(100)%

Total expenses	$23,517	$27,007	$(3,491)	(13)%

Income from operations	$32,027	$76,691	$(44,664)	(58)%

Other income (expense)

Other income	$355	$1,135	$(781)	(69)%

Total other income (expense), net	$355	$1,135	$(781)	(69)%

Net income	$32,382	$77,826	$(45,445)	(58)%

Note:	Individual variance amounts may not calculate due to rounding.

Revenues

Total revenues for the nine months ended September 30, 2023 decreased by 46%, or $48.2 million, compared to the nine months ended September 30, 2022. The decrease was attributable to a $43.0 million decrease in total royalty revenue during the period and a $5.1 million decrease in lease bonus revenue. Realized commodity prices decreased 56% resulting in a $52.0 million decrease in total royalty revenue which was offset by an 11% increase in production and resulting $9.0 million increase in total royalty revenue.

Natural gas revenue for the nine months ended September 30, 2023 decreased by 62%, or $36.6 million, compared to the nine months ended September 30, 2022. Natural gas production volumes increased 10% to 36,817 Mcf/d resulting in a $5.8 million increase in natural gas sales. Realized natural gas prices decreased by 65% to $2.28 per Mcf resulting in a decrease in revenue of $42.4 million.

NGLs revenue for the nine months ended September 30, 2023 decreased by 33%, or $5.5 million compared to the nine months ended September 30, 2022. NGLs production volumes increased by 13% to 1,615 Boe/d, resulting in a $2.1 million increase in NGLs sales, while realized NGLs prices decreased by 41% to $25.00 per barrel, resulting in a decrease in revenue of $7.7 million.

Oil revenue for the nine months ended September 30, 2023 decreased by 13%, or $0.9 million, compared to the nine months ended September 30, 2022. Oil production volumes increased 21% to 343 Boe/d resulting in a $1.5 million increase in oil revenue, while realized oil prices decreased 28% to $66.29 per barrel, resulting in a decrease in revenue of $2.4 million.

Other royalty revenue for the nine months ended September 30, 2023 increased by 132% or $29 thousand, compared to the nine months ended September 30, 2022.

Lease bonus revenue for the nine months ended September 30, 2023 decreased by 25%, or $5.1 million, compared to the nine months ended September 30, 2022. The decrease for the period was primarily attributable to fewer lease extensions due in 2023.

Other income

Other income includes interest income in 2023 and 2022 and a litigation settlement in 2022.

Operating and other expenses

Royalty deductions for the nine months ended September 30, 2023 increased by 10%, or $0.7 million, as compared to the nine months ended September 30, 2022, which was largely driven by the 11% increase in our natural gas volumes.

County and other taxes for the nine months ended September 30, 2023 increased by 136%, or $0.5 million, as compared to the nine months ended September 30, 2022 due to county taxes assessed on increased production.

Acquisition and land expenses for the nine months ended September 30, 2023 increased by 514%, or $14 thousand, as compared to the nine months ended September 30, 2022, which was primarily due to curative work.

Depreciation and depletion expense for the nine months ended September 30, 2023 decreased by 4%, or $0.4 million, compared to the nine months ended September 30, 2022, which was primarily due to a decrease in depletion expense of $0.4 million. Higher volumes increased our depletion expense by $1.0 million, and a lower depletion rate decreased our depletion expense by $1.4 million.

General and administrative expense for the nine months ended September 30, 2023 decreased by 3%, or $0.2 million, compared to the nine months ended September 30, 2022 as a result of lower legal, audit and other costs associated with the offering in 2023 offset by higher employee costs.

The $4.1 million loss on the sale of minerals for the nine months ended September 30, 2022 related to the August 2022 sale of our Oklahoma properties.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table provides the components of our predecessor’s revenues and expenses for the periods indicated, as well as each period’s respective average prices and production volumes:

	Year Ended December 31,
	2022	2021	Variance
	(dollars in thousands, except for realized prices)

Production

Natural gas (MMcf)	12,870	13,587	(717)	(5)%

NGLs (MBbls)	559	503	56	11%

Oil (MBbls)	106	101	5	5%

Equivalents (MMcfe)	16,861	17,209	(349)	(2)%

Equivalents per day (Mcfe/d)	46,194	47,149	(956)	(2)%

Revenues

Natural gas revenue	$82,699	$46,856	$35,843	77%

NGLs revenue	21,842	16,483	5,359	33%

Oil revenue	9,204	5,785	3,418	59%

Other royalty revenue	31	93	(62)	(67)%

Total royalty revenue	113,776	69,218	44,558	64%

Lease bonus	26,286	5,215	21,072	404%

Total revenue	$140,062	$74,433	$65,630	88%

Realized prices

Natural gas (/Mcf)	$6.43	$3.45	$2.98	86%

NGLs (/Bbl)	39.06	32.76	6.29	19%

Oil (/Bbl)	86.96	57.48	29.48	51%

Equivalents (/Mcfe)	$6.75	$4.02	$2.73	68%

Operating expenses

Royalty deductions	$9,732	$8,637	$1,095	13%

County and other taxes	368	411	(43)	(11)%

Acquisition and land costs	14	1,686	(1,672)	(99)%

Depreciation and depletion	11,246	12,788	(1,541)	(12)%

	Year Ended December 31,
	2022	2021	Variance
	(dollars in thousands, except for realized prices)

General and administrative	9,342	5,915	3,428	58%

Loss on sale of minerals	4,072	—	4,072	100%

Total expenses	$34,774	$29,437	$5,338	18%

Income from operations	$105,288	$44,996	$60,292	134%

Other income (expense)

Other income	$1,315	$2	$1,313	84465%

Total other income (expense), net	$1,315	$2	$1,313	84465%

Net income	$106,603	$44,998	$61,605	137%

Note: Individual variance amounts may not calculate due to rounding.

Revenues

Total revenues for the twelve months ended December 31, 2022 increased by 88%, or $65.6 million, compared to the year ended December 31, 2021. The increase was attributable to a $44.6 million increase in total royalty revenue during the period and a $21.1 million increase in lease bonus revenue. The increase in total royalty revenue was the result of increased commodity prices. Realized commodity prices increased 68% resulting in a $46.0 million increase in total royalty revenue which was offset by a 2% decline in production and resulting $1.4 million decrease in total royalty revenue.

Natural gas revenue for the year ended December 31, 2022 increased by 77%, or $35.8 million, compared to the year ended December 31, 2021. Realized natural gas prices increased by 86% to $6.43 per Mcf resulting in an increase in revenue of $38.3 million. Natural gas production volumes decreased 5% to 35,260 Mcf/d resulting in an offsetting decrease in natural gas sales of $2.5 million. The decrease was mostly due to prior period adjustments of 1,414 Mcf/d.

NGLs revenue for the year ended December 31, 2022 increased by 33%, or $5.4 million compared to the year ended December 31, 2021. NGLs production volumes increased by 11% to 1,532 Boe/d, resulting in a $1.8 million increase in NGLs sales, while realized NGLs prices increased by 19% to $39.06 per barrel, resulting in an additional increase in revenue of $3.5 million.

Oil revenue for the year ended December 31, 2022 increased by 59%, or $3.4 million, compared to the year ended December 31, 2021. Oil production volumes increased 5% to 290 Boe/d resulting in a $0.3 million increase in oil revenue. Realized oil prices increased 51% to $86.96 per barrel, resulting in an additional increase in revenue of $3.1 million.

Other royalty revenue for the year ended December 31, 2022 decreased by 67% or $62 thousand, compared to the year ended December 31, 2021.

Lease bonus revenue for the year ended December 31, 2022 increased by 404%, or $21.1 million, compared to the year ended December 31, 2021. The increase was primarily attributable to an increase in leasing activity on our interests in Ohio and West Virginia.

Other income

Other income includes interest income and a litigation settlement in 2022.

Operating and other expenses

Royalty deductions for the year ended December 31, 2022 increased by 13%, or $1.1 million, as compared to the year ended December 31, 2021, which was largely driven by the 11% increase in our NGL production volumes and increased severance tax expense.

County and other taxes for the year ended December 31, 2022 decreased by 11%, or $43 thousand, as compared to the year ended December 31, 2021, which was primarily due to a revised county tax assessment offset by increased Ohio commercial activity taxes associated with leasing activity.

Acquisition and land expenses for the year ended December 31, 2022 decreased by 99%, or $1.7 million, as compared to the year ended December 31, 2021, which was primarily due to a contingent loss of $1.6 million in 2021 of previously acquired minerals as a result of title issues.

Depreciation and depletion expense for the year ended December 31, 2022 decreased by 12%, or $1.5 million, compared to the year ended December 31, 2021, which was primarily due to an decrease in depletion expense of $1.5 million due to a lower depletion rate.

General and administrative expense for the year ended December 31, 2022 increased by 58%, or $3.4 million, compared to the year ended December 31, 2021 as a result of IPO related costs.

Capital Requirements and Sources of Liquidity

Historically, our primary sources of liquidity have been capital contributions from the Existing Owners and cash flows from operations. Following the completion of this offering, we expect our primary sources of liquidity to be the net proceeds retained from this offering, cash flows from operations, proceeds from any future issuances of debt or equity securities and, to the extent needed, borrowings under future credit facilities. We do not anticipate entering into any credit facilities in the near future. We expect our primary use of capital will be for the payment of dividends to our stockholders and for investing in our business, specifically the acquisition of additional mineral interests.

As a mineral interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the operator. As a result, our only capital expenditures are related to our acquisition of additional mineral and royalty interests. The amount and allocation of future acquisition-related capital expenditures will depend upon a number of factors, including the number and size of acquisition opportunities, our cash flows from operations, investing and financing activities and our ability to assimilate acquisitions. For the nine months ended September 30, 2023 and 2022, we incurred approximately $0.6 million and $0 million, respectively, for acquisition-related capital expenditures. For the years ended December 31, 2022 and 2021, we incurred approximately $0 million and $0.3 million, respectively, for acquisition-related capital expenditures. We periodically assess changes in current and projected cash flows, acquisition and divestiture activities and other factors to determine the effects on our liquidity. Based upon our current natural gas, NGLs and oil price expectations for the year ending December 31, 2023, and following the closing of this offering, we believe that our cash flow from operations and a portion of the proceeds from this offering will provide us with sufficient liquidity to execute our current strategy.

However, our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather and general economic, financial, competitive, legislative, regulatory and other factors. If we require additional capital for acquisitions or other reasons, we may seek such capital through traditional reserve base borrowings, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us.

As of September 30, 2023, we had no debt outstanding. However, we may put in place a credit facility in the future.

Working Capital

Our working capital, which we define as current assets minus current liabilities, was $16.8 million and $19.2 million as of September 30, 2023 and December 31, 2022, respectively. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant.

When new wells are turned to sales, our collection of receivables has lagged approximately three months from initial production as operators complete the division order process, at which point we are paid in arrears. Our cash and cash equivalents balance totaled $12.6 million and $30.5 million at September 30, 2023 and December 31, 2022, respectively. We expect that our cash flows from operations and the estimated net proceeds from this offering, as described under “Use of Proceeds,” will be sufficient to fund our working capital needs. We expect that the pace of our operators’ drilling of our undeveloped locations, production volumes, commodity prices and differentials to Henry Hub and WTI prices for our natural gas, NGLs and oil production will be the largest variables affecting our working capital.

Cash Flows

The following table summarizes our cash flows for the periods:

	Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2022	2021
	(In thousands)

Net cash provided by operating activities	$50,772	$85,031	$123,880	$46,137

Net cash provided by (used in) investing activities	(607)	117	116	(343)

Net cash used in financing activities	(68,093)	(71,581)	(107,034)	(42,500)

Analysis of Cash Flow Changes Between the Nine Months Ended September 30, 2023 and 2022

Operating activities. Net cash provided by operating activities is primarily affected by the prices of natural gas, NGLs and oil, production volumes, lease bonus revenue and changes in working capital. The 56% decrease in realized prices and the 25% decrease in lease bonus during the nine months ended September 30, 2023 discussed above were offset by a decrease in accounts receivable. Typically, an operator makes initial payment related to a new well approximately three months after the well has come on line, often comprised of multiple months of production paid in arrears.

Investing activities. Net cash used in investing activities is primarily comprised of purchases of furniture, equipment and natural gas and oil mineral interests. For the nine months ended September 30, 2023, our net cash used in investing activities was primarily a result of acquisitions of mineral interests totaling $0.6 million.

For the nine months ended September 30, 2022, our net cash provided by investing activities was primarily a result of net proceeds on the sale of our Oklahoma properties of $0.1 million.

Financing activities. Net cash used in financing activities for the nine months ended September 30, 2023 included $68.1 million in net capital distributions to the Existing Owners.

Net cash used in financing activities for the nine months ended September 30, 2022 included $71.6 million in net capital distributions to the Existing Owners.

Analysis of Cash Flow Changes Between the Year Ended December 31, 2022 and 2021

Operating activities. Net cash provided by operating activities is primarily affected by the prices of natural gas, NGLs and oil, production volumes, lease bonus revenue and changes in working capital. The 68% increase in realized prices during the year ended December 31, 2022 discussed above was offset by increases in operating expenses.

Investing activities. Net cash used in investing activities is primarily comprised of purchases of furniture, equipment and natural gas and oil mineral interests. For the year ended December 31, 2022, our net cash provided by investing activities was primarily a result of proceeds from the sale of our Oklahoma minerals totaling $0.1 million.

For the year ended December 31, 2021, our net cash used in investing activities was primarily a result of acquisitions of mineral interests totaling $0.3 million.

Financing activities. Net cash used in financing activities for the year ended December 31, 2022 included $107.0 million in net capital distributions to the Existing Owners.

Net cash used in financing activities for the year ended December 31, 2021 included $42.5 million in net capital distributions to the Existing Owners

Contractual Obligations

As of September 30, 2023 and December 31, 2022, we did not have any long-term debt, capital lease obligations, or long-term liabilities. Please see Note 5 to our consolidated financial statements for the nine months ended September 30, 2023 and 2022 and to our consolidated financial statements for the years ended December 31, 2022 and 2021 included elsewhere in this prospectus for our operating lease obligations under the office lease agreement.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates and operator credit risk as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in natural gas and oil prices and interest rates and operator credit risk. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures.

Commodity Price Risk

Our major market risk exposure is in the pricing that our operators receive for the natural gas, NGLs and oil produced from our properties. Realized prices are primarily driven by the prevailing global prices for natural gas, NGLs and oil in the United States. Pricing for natural gas, NGLs and oil has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. During the past five years, the Henry Hub spot market price for natural gas has ranged from a low of $1.33 per MMBtu in September 2020 to a high of $23.86 per MMBtu in February 2021. The posted price for WTI has ranged from a low of negative ($36.98) per barrel in April 2020 to a high of $123.64 per barrel in March 2022. Natural gas, NGLs and oil prices decreased significantly during the three and nine months ended September 30, 2023 as compared to the same periods in 2022, resulting in decreased realized prices and decreased royalty revenues. As of October 30, 2023, the Henry Hub spot market price of natural gas was $3.17 per MMBtu and the posted price for WTI was $83.03 per barrel. Lower prices may not only decrease our revenues, but also potentially the amount of natural gas, NGLs and oil that our operators can produce economically. We expect this market will continue to be volatile in the future. We currently have no commodity price hedges in place or debt outstanding. The prices our operators receive for the natural gas, NGLs and oil produced from our properties depend on numerous factors beyond their and our control, as discussed in “Risk Factors—Risks Related to Our Business.” A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

A $0.10 per Mcf change in our realized natural gas price would have resulted in a $1.0 million change in our royalty revenues related to natural gas sales for the nine months ended September 30, 2023. A $1.00 per barrel change in NGLs prices would have resulted in a $0.4 million change in our royalty revenues related to NGL sales for the nine months ended September 30, 2023. A $1.00 per barrel change in our realized oil price would have resulted in a $94 thousand change in our royalty revenues related to oil sales for the nine months ended September 30, 2023. Royalties on natural gas sales contributed 41% of our total revenues for the nine months ended September 30, 2023. Royalties on NGLs sales contributed 20% of our total revenues for the nine months ended September 30, 2023.

A $0.10 per Mcf change in our realized natural gas price would have resulted in a $1.3 million change in our royalty revenues related to natural gas sales for the year ended December 31, 2022. A $1.00 per barrel change in NGLs prices would have resulted in a $0.6 million change in our royalty revenues related to NGL sales for the year ended December 31, 2022. A $1.00 per barrel change in our realized oil price would have resulted in a $0.1 million change in our royalty revenues related to oil sales for the year ended December 31, 2022. Royalties on natural gas sales contributed 59% of our total revenues for the year ended December 31, 2022. Royalties on NGLs sales contributed 16% of our total revenues for the year ended December 31, 2022.

We do not have any derivative instruments outstanding. We may in the future enter into derivative instruments, such as collars, swaps and basis swaps, to partially mitigate the impact of commodity price volatility. These hedging instruments would allow us to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in natural gas, NGLs and oil prices.

Operator Credit Risk

Our principal exposures to credit risk are through receivables generated by the production activities of our operators. The inability or failure of our significant operators to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit risk associated with our operators is acceptable.

Interest Rate Risk

As of September 30, 2023 and December 31, 2022, we had no debt outstanding. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have any interest rate hedges in place.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our predecessor’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our predecessor’s financial statements requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

A complete list of our predecessor’s significant accounting policies are described in the notes to our predecessor’s audited financial statements for the year ended December 31, 2022 included elsewhere in this prospectus.

Basis of Accounting

The accounts are maintained and the financial statements have been prepared in accordance with GAAP.

Principles of Consolidation

Our predecessor’s financial statements included elsewhere in this prospectus include the accounts of Bounty Minerals LLC, Bounty Minerals Management LLC, Bounty Minerals BlockerCo LLC and Bounty Minerals EmployeeCo LLC, each wholly owned subsidiaries of Bounty LLC. All intercompany accounts and transactions have been eliminated in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Significant estimates with regard to these financial statements include the estimation of proved oil and gas reserves used in the calculation of depletion expense, the impairment of long-lived assets, including mineral interests, the estimate of the fair value of share-based compensation, and revenue accruals.

Recently Issued Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements as of December 31, 2022 included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to take advantage of an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Inflation

There has been an increase in inflation in the United States, primarily in the past year. However, it has not had a material impact on our results of operations for the nine months ended September 30, 2023 and 2022 or the years ended December 31, 2022 and 2021. Although the impact of inflation on our operations has been insignificant in recent years, it is still a factor in the United States economy and our operators tend to experience inflationary pressure on the cost of oilfield services and equipment as drilling activity increases in the areas in which our properties are located due to increasing natural gas and oil prices.

BUSINESS

Our Company

We own, acquire and manage mineral interests in the Appalachian Basin with the objective of generating cash flow from our existing portfolio for distribution to stockholders. Our initial target area was guided by a strong technical team that identified the areas of the basin we believe have the highest potential economics, enabling us to acquire our current holdings of approximately 65,000 net mineral acres. Our focus has been on acquiring primarily non-producing minerals in developing shale plays, which has allowed us to deliver significant organic production and cash flow growth as operators have increasingly developed the core of the basin. We expect this to continue as only 18.6% of our existing portfolio by identified net 3P locations has been developed as of December 31, 2022, which does not include the additional resource potential in our stacked pay areas. Our assets are exclusively mineral interests, which entitle us to the right to receive a share of recurring revenues from production without being subject to development capital requirements, lease operating expenses, or maintenance capital requirements. Mineral ownership results in higher cash flow margins than any other portion of the energy sector by providing exposure to commodity prices and minimizing operating expense while limiting exposure to service and development cost inflation.

We are a natural gas-focused minerals company. For the year ended December 31, 2022, the production from our mineral acreage position was substantially all natural gas and NGLs, with total production associated with our mineral interests totaling 16.9 Bcfe, comprised of 76% natural gas, 20% NGLs and 4% oil. For the nine months ended September 30, 2023, total production associated with our mineral interests was 13.3 Bcfe, comprised of 76% natural gas, 20% NGLs and 4% oil. We plan to accomplish our objective of generating cash flow for distribution to stockholders by utilizing cash flow from the current and continued development of our acreage. We intend to further grow our acreage position by selectively targeting additional accretive acquisitions using the same technical, land and legal rigor our team has historically applied to acquisition opportunities.

Our History

Our team has a long history of buying mineral interests in top-tier prospective acreage throughout the United States. We were formed in 2012 with the objective of acquiring primarily non-producing mineral interests in the Appalachian Basin. We believe our team has a demonstrated and proven competitive advantage to technically identify, source, evaluate, negotiate, acquire and manage mineral and royalty interests in high quality areas of the Appalachian Basin. We acquired all of our approximately 65,000 net mineral acres through more than 1,200 transactions covering three states and 30 counties. The substantial majority of our acreage is subject to a lease, and of that leased acreage, we have had the opportunity to directly negotiate leases on over 26,000 net mineral acres, generating over $116.7 million of lease bonus income from our inception to September 30, 2023. The members of our executive team, including our Executive Chairman, have an average of 30 years of oil and gas experience, including prior leadership experience in the management of, and value creation within, minerals, upstream and midstream assets. We have utilized geology and engineering consultants with an average of over 43 years of experience in the Appalachian Basin, with extensive subsurface expertise including vertical well logs and performance analysis, to help us identify and evaluate potential acquisition opportunities. We believe we have earned a positive reputation for building relationships through our negotiations with mineral owners, evaluating and analyzing title, navigating legal complexities and consistently and efficiently closing deals. Over the last six years, we have also actively engaged with the legislatures of Pennsylvania, West Virginia and Ohio to advocate for the passage of laws to both protect mineral owners and promote development. Key victories include the prohibition of post-production deductions on flat rate leases, royalty check stub transparency, timely payment of royalties, and unitization and pooling of oil and gas lease. This process has allowed us to develop mutually beneficial relationships with operators and land owners, which are key to our continued success.

Our experience and expertise has enabled us to aggregate a considerable inventory of non-producing acreage ahead of development activity. In 2019, our primary allocation of capital shifted from acquisition and resource capture to returning capital to our stockholders. Following the shift in our capital allocation strategy, our production grew by over 38% on a Mcfe/d basis from 2019 to September 30, 2023, demonstrating our ability to grow production without the need for additional significant capital investment in acquisitions due to our inventory remaining largely ahead of development activity. The graphic below compares our net acres acquired by year to our total net production over time:

Our Focus on the Appalachian Basin

We target the Southwestern portion of the Appalachian Basin in the tri-state area covering Ohio, West Virginia and Southwestern Pennsylvania, focusing on the highly-attractive, dry gas and liquids-rich portions of the play with stacked pay potential in three separate zones that provide favorable economics. While dry gas is the predominant resource in the Marcellus, Utica and Upper Devonian shales, each of the Marcellus and the Utica shales have liquids-rich reserves located in the western portion of the play with dry gas reserves in the eastern portion. The geologic characteristics of the Appalachian Basin are mature and well-understood and we believe the continuous nature of the hydrocarbons in our targeted area of the basin provide for more consistent and a higher probability of development of our acreage. Historically, we have achieved organic production growth and increased cash flow by following emerging well results and targeting undeveloped areas with the best underlying geology where we expect operators will continue development activity and complete new wells to offset declines and potentially grow production. The Southwestern portion of the Appalachian Basin, where we primarily target and own minerals, has grown from approximately 1,700 horizontal producing wells in 2012 to more than 11,700 horizontal producing wells as of June 30, 2023.

Our production growth has significantly outpaced the broader Appalachian Basin. Per the August 2023 EIA Update, dry natural gas production from the shale formations of Appalachia has been growing since 2006, with production in the region reaching 31.0 Bcf/d in August 2023. Since August of 2019, the production growth of the Appalachian Basin as a whole has averaged a 1% CAGR according to the August 2023 EIA Update, while increased development of our portfolio over the same period has resulted in organic gas production growth at a materially higher 9% CAGR. The graphic below compares our dry gas production growth from 2019 to 2022 to the dry gas production growth of the Appalachian Basin as a whole during the same period.

Bounty vs. Appalachia Dry Gas Production Growth

As of December 31, 2022, CG&A estimated only 18.6% of our existing portfolio by identified net 3P locations was currently developed. The graphic below compares our annual production (Mcfe/d) to the percentage of our acreage that was developed from 2013 to 2022:

Total Annual Production vs % Developed by Year

Our focus on Appalachia is also unique among public mineral companies, who either have limited or no exposure to the Appalachian Basin. As such, we believe we offer a unique opportunity to public investors looking to participate in the growth of the largest and most economic natural gas basin in the United States.

Future Development

Our minerals are leased to some of the top operators in Southwest Appalachia, who have significant inventory of future locations and DUCs, as well as a substantial portion of current active rigs in the basin. In the preceding two years, 86% of our acreage has been within five miles of an active rig, and 66% of our mineral acreage was within three miles of an active rig. For the six months ended June 30, 2023, there were a total of 387 completions within counties in which we own mineral interests, of which 31% were located on our acreage. For the nine months ended September 30, 2023, an average of 43% of monthly active rigs in Southwest Appalachia were developing our acreage position. This increased activity on our acreage and proximity to rig activity further demonstrates the likelihood of future development and the potential for continued development. According to Enverus production data, as of June 30, 2023, 42 of the top 100 wells in Southwest Appalachia were on our acreage, and our mineral position was operated by all of the top ten operators in our portion of the basin, based on gross operated production for the first half of 2023. These operators make up approximately 75% of our total leased acreage position and, since 2020, have completed approximately 82% of the total wells within the counties in which we own mineral interests. Seven of our top operators are companies whose capital budgets are deployed solely in Appalachia.

As operators continue to develop the substantial leased inventory of horizontal drilling locations on our acreage, we expect this development activity to support our production and cash flow from undeveloped mineral acreage in our portfolio. We divide our horizontal well inventory into six categories based on the development stage of the well or prospective well: (i) PDP, (ii) PARs, (iii) DUCs, (iv) permitted wells, (v) additional drilling locations inside current Bounty DSUs, and (vi) additional drilling locations in DSUs that we anticipate will be formed in the future based on our assumptions described below. PARs, DUCs and permitted wells, which we collectively refer to as our “activity wells,” provide near-term visibility on production activity in areas where we own interests, as we have historically found that activity wells are likely to be converted into producing wells under a short time horizon. We refer to additional drilling locations inside current Bounty DSUs and additional drilling locations on DSUs that we anticipate will be formed in the future, as our “additional locations.”

The table below reflects our current gross and net horizontal producing wells, activity wells and additional locations as of December 31, 2022 across our DSU acreage by state and play, consistent with our 3P reserve report prepared by CG&A.

	Activity Wells				Additional Locations
State	PDP	PARs(1)	DUCs	Permitted Wells	LOCs Inside Existing Unit	Remaining LOCs	Total

Ohio	530	22	14	25	87	823	1,501

Pennsylvania	267	13	29	29	37	652	1,027

West Virginia	561	42	45	94	96	1,848	2,686

Total Gross Location Count	1,358	77	88	148	220	3,323	5,214

Total Net Location Count(2)	11.98	0.67	0.69	1.71	2.07	47.14	64.26

(1)

PARs are completed wells on which we are awaiting receipt of revenue from operators. Producing wells that are temporarily shut-in due to nearby operational activity are included in the PAR category. On average, Bounty receives first payment on production three months after first production with the first revenue payment normally covering several months of production.

(2)

Reflects the assumed number of locations in which we would own a 100% net revenue interest determined by multiplying our total gross locations included in our DSU acreage by our anticipated average net revenue interest across our DSU acreage.

	Activity Wells				Additional Locations
Play Name	PDP	PARs(1)	DUCs	Permitted Wells	LOCs Inside Existing Unit	Remaining LOCs	Total

Marcellus	788	46	65	117	109	1,777	2,902

Utica Point Pleasant	558	31	23	31	107	1,241	1,991

Upper Devonian	12	—	—	—	4	305	321

Total Gross Location Count	1,358	77	88	148	220	3,323	5,214

Total Net Location Count(2)	11.98	0.67	0.69	1.71	2.07	47.14	64.26

(1)

PARs are completed wells on which we are awaiting receipt of revenue from operators. Producing wells that are temporarily shut-in due to nearby operational activity are included in the PAR category. On average, Bounty receives first payment on production three months after first production with the first revenue payment normally covering several months of production.

(2)

Reflects the assumed number of locations in which we would own a 100% net revenue interest determined by multiplying our total gross locations included in our DSU acreage by our anticipated average net revenue interest across our DSU acreage.

Our net mineral acreage is typically incorporated into larger DSUs, which are areas designated as a unit by agreement, field spacing rules, unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral interests as our “DSU acres.” As of December 31, 2022, we had approximately 741,302 gross DSU acres. When our acreage is incorporated into a DSU acreage position, we participate in production from such acreage with our net revenue interest diluted on a proportional basis due to the incorporation of additional acreage in the DSU. Our additional locations represent locations on our DSU acreage that we have identified based on CG&A’s analysis of proved horizons and on publicly available information regarding existing operator spacing and development plans. In order to identify our additional locations, we undertake a four-step analysis to make determinations with respect to likely development programs, prospective zones, prospective well density per zone and, ultimately, the number of additional locations that exist on our DSU acreage. First, we analyze our acreage on a tract-by-tract basis, based upon what we believe to be the most likely development scenario for that tract. This is based on our review of offset or surrounding well geometry and/or well geometry that directly intersects our individual tracts. Second, each tract is assigned prospective zones based on a variety of factors, including geologic data, offset well results and industry activity. Third, we perform a prospective well density per zone analysis, which requires evaluation of (i) what we believe to be the most likely well spacing assumptions based on industry disclosure, third-party research and other publicly available data and (ii) offset activity data from producing wells, permitted wells and DUCs, Finally, for each prospective zone, we determine the number of producing wells, DUCs and permitted wells currently in existence and then assign additional locations to that tract based on our well spacing assumptions.

When we analyze and incorporate spacing assumptions, our methodology centers around several assumptions including inter-lateral well spacing, lateral length, unit setbacks, wellbore orientation and assumed DSU acreage. We generally estimate our DSU acreage based upon the drainage pattern each wellbore meeting the above spacing assumptions can withstand due to existing development within the area, and not to exceed a 1,280-acre threshold. Our current average DSU acreage for additional locations based on this framework is 772 acres. Our additional locations assume (i) in the Utica formation, a 1,000 foot inter-lateral spacing and (ii) in the Marcellus and Upper Devonian formations, a 750 foot inter-lateral spacing.

Our additional horizontal well inventory contains a range of lateral lengths, the substantial majority of which are from 10,500 feet to 11,500 feet. The lateral length assumptions used for our additional locations in our inventory is based on historical activity in the area around each location. Operators have continued to drill longer lateral wells that are expected to yield higher economics. As such, our assumptions about lateral lengths may change in the future in-line with these developments which may contribute to decreases in horizontal locations. Additionally, it may be possible, through further down spacing and targeting of additional zones, to increase horizontal locations.

We believe there are significant opportunities to continue acquiring non-producing mineral acreage in the Appalachian Basin. We also anticipate that continued improvement in drilling and completion techniques may expand the economic viability of new core areas. The historical production, pricing, and differential data from our acreage on over 1,358 gross PDP wells and 11.98 net PDP wells in our current portfolio provides valuable information within each of our type curve areas for future acquisition economics and provides visibility to production and cash flow growth opportunities. With the help of CG&A, we have developed 17 individual type curves within our core areas that we use to evaluate potential acquisitions. In addition to our technical knowledge, over ten years of experience in the Appalachian Basin has given us the ability to leverage our familiarity of the regulatory environment and unique title nuances to identify and evaluate opportunities that will supplement our organic development. We intend to capitalize on our reputation and relationships with landowners and operators to access distinct acquisition opportunities.

Key Operators

Our portfolio of assets provides exposure to a diverse group of top-tier producers, many of which operate solely in Appalachia and are able to deploy all of their capital within the basin. At current activity levels, the top operators in our portfolio have over a decade of premium inventory, which we believe will continue to drive future cash flow in the basin. As of September 30, 2023, these operators controlled 20 of the 28 total active rigs (71%) in Southwest Appalachia. The graphics below show our operator breakdown by controlled leased acreage as well as the rig count of Southwest Appalachia operators as of September 30, 2023.

Bounty Operator Exposure by Acreage

Operators across Southwest Appalachia have continued to increase productivity per well by increasing lateral lengths and implementing more effective completion techniques, which directly benefit our mineral interests. These technical enhancements drive down well breakeven costs, which increase the number of economic drilling locations underlying our acreage and in the Appalachian Basin as a whole. Lower breakeven costs allow for continued development in low price environments. For example, production in Southwest Appalachia stayed relatively consistent during the low commodity price environment in 2020. Each additional hydrocarbon recovered increases our cash flow, and we realize the benefit of these improvements without incurring any related capital expense. Furthermore, additional economic locations within the Appalachian Basin contribute to greater potential acquisition targets.

Due to certain enhanced pricing provisions in our leases that we have opportunistically negotiated, covering over 26,000 net mineral acres, we may also benefit from the strategies that some of our top operators employ to capitalize on higher commodity prices. In particular, given that United States exports for LNG will grow at a 5.3% CAGR from 2023 through 2040 according to the 2023 AEO, several of our top producers, including Antero Resources Corporation, Range Resources Corporation, Southwestern Energy Company and EQT Corporation, have either begun or announced an intention to market natural gas directly to LNG facilities to realize premium pricing relative to Henry Hub. Under a substantial majority of our negotiated leases, our pricing provisions provide that our proceeds will be based on a percentage of the gross price of the first sale of the commodity to a non-affiliate of the operator, as opposed to the industry standard percentage of the current in-basin spot price, which for the year ended December 31, 2022 and nine months ended September 30, 2023 averaged approximately $0.97 and $0.91, respectively, below the Henry Hub spot price, whereas Bounty’s average differential was approximately $0.21 and $0.29 respectively, below Henry Hub spot price. According to the “EIA Liquefaction Report,” the United States is currently a leading exporter of LNG, with more than 98 MTPA of liquefaction capacity, or approximately 21% of global liquefaction capacity per the GIIGNL Annual Report. We believe that the increased global demand for LNG from a multitude of different regions for a myriad of uses will encourage the continued development of the Appalachian Basin, which is comprised of the most economic shale plays as of August 2023, and contains 45% of the United States’ remaining, recoverable shale gas reserves per the August 2023 EIA Update.

We expect our current and future mineral acreage to be developed by our operators, who we believe will continue to deploy the most modern drilling and completion technologies, have access to capital and continually negotiate contracts that improve pricing.

Our Mineral Interests

As of September 30, 2023, our high quality portfolio solely consisted of mineral interests and we intend to continue to primarily acquire mineral interests. We believe that mineral interests have the highest and best value for our stockholders and provide the best long-term results, as they represent a perpetual right to the economic value of minerals produced from the land. Mineral interests are real property interests and grant ownership of the natural gas, NGLs and crude oil underlying a tract of land and the rights to explore for, drill for and produce natural gas, NGLs and crude oil on that land or to lease those exploration and development rights to a third party. When we lease those rights, usually for a one to five-year term, we typically receive an upfront cash payment, known as a lease bonus, and we retain a mineral royalty, which entitles us to a percentage of production or revenue from production free of lease operating expenses. A lessee can extend the lease beyond the initial lease term with continuous drilling, production or other operating activities or through negotiated contractual lease extension options. When production and drilling cease, the lease could potentially terminate, allowing us to lease the exploration and development rights to another party and receive another lease bonus.

Bounty’s focus on non-producing mineral acreage has created the opportunity for us to acquire a significant amount of acreage initially not subject to a lease. As a result, Bounty has had the opportunity to directly negotiate leases with operators to secure favorable terms that enhance pricing, minimize post-production expenses, and encourage more rapid development of our minerals. Of our approximately 65,000 net mineral acres, we have negotiated leases directly with operators on over 26,000 net mineral acres and generated over $116.7 million of lease bonus from inception to September 30, 2023. Prior to shifting our capital allocation strategy to primarily returning capital to our stockholders, this income was reinvested to acquire additional minerals. We have also been able to modify existing leases on over 1,400 net mineral acres prior to production being established. Amendments to existing leases allow Bounty the opportunity to negotiate some of these same advantageous lease terms. Since inception, we have been able to enhance margins by raising the average royalty rate in our portfolio by 14.3% through negotiating new leases and amending current leases on more than one-third of our total acreage. In addition, as of September 30, 2023, we had approximately 14,200 core net mineral acres that were not subject to a lease. As operators continue to establish and complete new DSUs through leasing within the core of Southwest Appalachia, we believe this provides us with the ability to continue to generate revenue both through the potential for initial lease bonus payments and enhanced royalty rate and pricing provisions, as demonstrated through the over 2,800 acres leased during the first nine months of 2023 generating approximately $8.5 million in new lease bonus income.

We generate a substantial portion of our revenues and cash flows from our mineral interests when natural gas, NGLs and oil are produced from our acreage and sold by the applicable operators and other working interest owners. Our royalty revenue generated from these mineral and royalty interests was approximately $113.8 million for the year ended December 31, 2022 and $40.2 million for the nine months ended September 30, 2023. Approximately 92% of royalty revenue for the year ended December 31, 2022, and approximately 84% of royalty revenue for the nine months ended September 30, 2023, was derived from the sale of natural gas and NGLs.

Unlike traditional oil and gas operators who must acquire large contiguous blocks of acreage to drill horizontal wells, targeting mineral ownership gives us the flexibility to acquire smaller blocks of acreage throughout the most economic areas of Southwest Appalachia. As a mineral interest owner, we make the initial investment to capture these interests but do not incur any development capital or lease operating expense associated with the development and extraction of the minerals. This insulates much of our company from service and material cost inflation, unlike operating companies, midstream companies and refineries. Additionally, ownership of mineral interests provides exposure to commodity prices, including natural gas, NGLs and oil. In order to maintain this uncapped exposure for our investors, we do not currently employ any commodity hedges. Our G&A has been consistently low relative to our revenues representing approximately 7% of revenue for the twelve months ended December 31, 2022 and 11% of revenue for the nine months ended September 30, 2023.

These advantages and minimized cost structure result in higher cash margins and free cash flow, allowing us to allocate a higher percentage of revenue to both distributions and re-investment opportunities compared to traditional exploration and production companies.

Mineral Ownership Summary

Currently, our mineral interests are entirely in the Appalachian Basin, which we believe is one of the premier unconventional natural gas producing regions in the United States. According to Enverus production data, as of June 30, 2023, 42 of the top 100 wells in Southwest Appalachia were on our acreage, and our mineral position was operated by all of the top 10 operators in our portion of the basin, based on gross operated production for the first half of 2023. Our mineral acreage position is located in the most active states in Appalachia based on number of active horizontal wells. The table below summarizes our current mineral assets by state as of September 30, 2023.

	Leased Acreage	Unleased Acreage	Grand Total

Ohio	17,989	6,820

Pennsylvania	10,401	2,949

West Virginia	21,900	4,499

Total	50,290	14,268	64,558

As set forth above, as of September 30, 2023, our interests covered approximately 65,000 net mineral acres, which the substantial majority have been leased to exploration and production (“E&P”) operators and other working interest owners with us retaining an average 16.3% royalty. Typically, within the mineral and royalty industry, owners standardize ownership of net royalty acres (“NRAs”) to a 12.5%, or a 1/8th, royalty interest, representing the number of equivalent acres earning a 12.5% royalty. When adjusted to a 1/8th royalty, our mineral interests represent approximately 65,600 NRAs, or approximately 8,200 NRAs on an actual or 100% basis. The table below sets forth our weighted average royalty, as well as the NRAs adjusted to a 1/8th royalty and on an actual or 100% basis, for our leased acreage.

	Net Mineral Acres	Weighted Average Royalty	NRAs (1/8 Basis)(1)(3)	NRAs (Actual or 100% Basis)(2)(3)

Leased Acreage

Ohio	17,989	16.4%	23,530	2,941

Pennsylvania	10,401	15.3%	12,731	1,591

West Virginia	21,900	16.7%	29,334	3,667

Leased Acreage Total	50,290	16.3%	65,595	8,199

(1)

Standardized to a 1/8th royalty (the hypothetical number of acres in which an owner owns a standardized 12.5%, or 1/8th, royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would hypothetically own 200 NRAs on a 1/8th basis (100 multiplied by 25% divided by 12.5%)).

(2)

Standardized to a 100% royalty (the actual number of acres in which an owner owns a standardized 100% royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would own 25 NRAs on an actual or 100% basis (100 multiplied by 25%)).

(3)	May not sum or recalculate due to rounding.

Strategies

Our primary objective is to create stockholder value and maximize stockholder returns. We intend to accomplish these goals by executing the following strategies:

•

Utilizing the continued development of our portfolio to provide cash returns to stockholders while maintaining a conservative capital structure. Following this offering and subject to the determination of our Board of Directors, we initially expect to return capital to our stockholders through quarterly dividends. We expect Bounty LLC to initially pay quarterly distributions to us and the Existing Owners equal to 100% of (i) cash available for distribution and (ii) cash from lease bonus income, and that we, in turn, will pay quarterly dividends equal to the amount received from Bounty LLC net of cash taxes. See “Dividend Policy” for more information on the factors that could impact our expectations for our quarterly dividends and the factors our Board of Directors will consider in determining the frequency and amounts of dividends that we expect to pay. Only 18.6% of our existing portfolio by identified net 3P locations is currently developed, which does not include the additional resource potential underlying our minerals, made up of the Utica and Upper Devonian shales that lie above and below the Marcellus in stacked pay areas of our portfolio. As such, we believe that we have a significant amount of continued development built into our current portfolio and that such development will enable us to provide cash returns to stockholders over time. Further, because we have no debt, we believe that we will be able to continue these returns while also maintaining a conservative capital structure.

•

Actively managing our mineral acreage to capitalize on its continued development. We intend to maximize the revenues generated from our current portfolio of mineral interests by utilizing our team’s experience in the Appalachian Basin. For example, because we diligently review operator activity and payments, we are able to ensure that our operators are in compliance with their lease obligations and that the payments are timely, accurately disbursed and commensurate with our royalty percentage. Additionally, we have a history of directly negotiating new leases or amending current leases with favorable terms that enhance pricing, minimize post-production expenses and encourage our operators to more rapidly develop our minerals.

•

Providing exposure to commodity prices with protection from service and material cost inflation. As a mineral interest owner, we do not incur any development or lease operating expense associated with the development and extraction of the minerals. This insulates much of our company from service cost inflation unlike operating companies, midstream companies and refiners. Additionally, as we do not currently have any commodity hedges in place, our business provides uncapped exposure to commodity prices and therefore allows our equity holders the ability to indirectly invest in natural gas. These advantages result in higher cash margins and free cash flow as a percentage of revenue, allowing us to allocate a higher percentage of our revenue to both distributions and re-investment opportunities as compared to traditional exploration and production companies.

•	Targeting accretive non-producing acreage in the core economic areas of the Appalachian Basin. While additional production and cash flow in our portfolio is expected to be generated from our already captured position in Southwest Appalachia, we also intend to focus our acquisition efforts in areas with the greatest economic and development potential. With over a decade of future drilling locations indicated by the top operators in the Appalachian Basin, we believe there are significant opportunities to target non-producing acreage. We plan to focus our acquisition efforts in these areas by continuing to follow technical results. The historical production, pricing and differential data provided to us on over 1,358 PDP wells in our current portfolio provides additional guidance within each of our type curve areas for future acquisition opportunities. We intend to primarily acquire mineral interests, and not target ORRIs or non-operated working interests. We believe mineral interests provide the highest and best value for our stockholders and the best long-term results, as they represent a perpetual right to the economic value of minerals produced from the land.

Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and to achieve our primary business objectives.

•

Natural gas plays a role in the energy transition, and the top operators on our mineral acreage have strong commitment to ESG. Natural gas is a cleaner-burning energy source with emissions below that of oil and coal, two competing carbon-based energy sources. Per the EPA Emissions Report, the increasing use of natural gas in lieu of coal and oil has been partly responsible for the decline in United States greenhouse gas emissions from electricity generation since 1990. Methane also serves as a reliable secondary fuel that can supplement weather dependent clean energy sources, such as wind and solar power, to ensure electric grid reliability. The top operators on our acreage position have all made public commitments to environmental stewardship and to strive to produce natural gas in a safer and cleaner manner than overseas competitors. With all of our acreage situated in the most economic area of the Appalachian Basin, we are primed to benefit as carbon pressures mount and transition to cleaner-burning fuels accelerates.

•

Our undeveloped acreage provides exposure to natural gas demand growth. Natural gas is vital to the world economy and is used as a source of energy for electric power generation, a transport fuel and as a chemical feedstock, among a multitude of other uses. The 2023 AEO forecasts United States natural gas consumption to stay above 30 Tcf per year through 2050. Adding to the strong base of domestic consumption of natural gas, LNG exports set a record high in 2022, averaging 10.8 Bcf/d, with a 28.8% growth rate from 2020, according to the 2023 AEO. The continued demand for natural gas will require an increasing number of wells drilled in Appalachia as the basin contains 45% of the United States’ remaining, recoverable shale gas reserves per the August 2023 EIA Update. Appalachia continues to have superior drilling economics relative to other gas resource plays within the United States, as evidenced by the increase in active rigs in the basin over prior years. Our acreage is in the top producing areas within Appalachia with only 18.6% of our acreage by identified net 3P locations currently developed and in receipt of revenue. Natural gas and natural gas liquids comprised 96% of our production and 98% of our 3P reserves as of December 31, 2022. We expect strong future natural gas demand will support our continued cash flow generation to fund distributions.

•

Our acreage is concentrated in the premier natural gas basin in the United States with exposure to multiple pay zones. Appalachia is one of the premier natural gas regions in the world with over 31.0 Bcf/d of natural gas production as of August 2023, representing more than one-third of total United States dry gas production per the August 2023 EIA Update.

There are currently three primary prospective pay zones in Southwest Appalachia, the Marcellus, Utica and Upper Devonian formations. Although the Marcellus and Utica formations are the most recent shale discoveries, the development of the Appalachian Basin over the past several years has significantly reduced the risk associated with the core areas of each play. The Southwestern portion of the Appalachian Basin, where our acreage is concentrated, is known for being predominantly dry gas; however, there is also exposure to liquids-rich natural gas and oil in both the Marcellus and Utica formations. Targeting acreage in the more liquids-rich areas of the Appalachian Basin in addition to the dry gas areas has allowed us to capitalize on previous positive commodity price fluctuations that drive operator economics and development plans.

•

Portfolio of high-quality operators developing our position. As of September 30, 2023, we owned approximately 65,000 net mineral acres and had an interest in greater than 1,358 wells across 668 DSUs in the core of Appalachia. Our mineral acreage is situated within all of the top ten producing counties in Southwest Appalachia based on total gross production for the first half of 2023. At current activity levels, the top operators in our portfolio have over a decade of premium inventory left, which we believe will drive future cash flow. Our premier operators, including Antero Resources Corporation, Ascent Resources Utica Holdings, LLC, CNX Resources Corporation, EQT Corporation, Gulfport Energy Corporation, Range Resources Corporation and Southwestern Energy Company, have continued to increase productivity per well by increasing lateral lengths and implementing more effective completion techniques. These technical enhancements directly benefit our mineral interests, as each additional hydrocarbon recovered increases our cash flow. Most importantly, we realize the benefit of these improvements without any of the capital expense. Furthermore, the enhancement in drilling efficiency further benefits us by increasing the number of economic drilling locations underlying our acreage and the Appalachian Basin as a whole. We expect our mineral acreage to be converted from undeveloped to producing by our operators who deploy the most modern drilling and completion technologies, have access to capital and are environmentally focused.

•

Experienced and proven management team. The members of our executive team, including our Executive Chairman, have an average of 30 years of oil and gas experience, including prior leadership experience in the management of, and value creation within, minerals, upstream and midstream assets. As a result, the executive team has significant breadth and experience in understanding and driving value creation through all stages of oil and gas asset life-cycle maturation. Our team has a long history of buying mineral interests in high-quality prospective acreage throughout the United States, most notably in Appalachia with the acquisition of approximately 65,000 net mineral acres through more than 1,200 transactions. We believe we have a demonstrated and proven competitive advantage in our ability to technically identify, source, evaluate, negotiate, acquire and manage mineral and royalty interests in high-quality acreage positions.

Appalachia and Natural Gas Overview

All of our mineral assets are located in the Appalachian Basin, which spans from upstate New York down through Pennsylvania, West Virginia, and into sections of Kentucky, Maryland, and Tennessee. According to the Encyclopedia Brittanica, this area is the oldest producing hydrocarbon region in America with oil and gas first discovered by Edwin Drake in Titusville, Pennsylvania in 1859 using conventional drilling techniques. Since that initial discovery, the industry has transitioned from conventional vertical drilling to unconventional horizontal drilling while continuously producing oil and gas in Appalachia to meet consumer needs. Currently, development of oil and gas is focused in the tri-state area of Ohio, Pennsylvania, and West Virginia, the core of the basin. Recent drilling activity has primarily targeted the Marcellus and Utica shales. According to 2017 EIA Statistics, drilling in the Marcellus Shale began in Pennsylvania in 2003 and development later extended to West Virginia, while drilling targeting the Utica formation began in 2010. In addition to these primary plays, there are multitudes of other targets in which we have exposure, including: the Berea, Big Injun, Devonian, Huron, and Rhinestreet plays.

During the course of its 150-year drilling history, Appalachia has developed as one of the premier natural gas regions in the world, producing 31.0 Bcf/d of natural gas as of August 31, 2023 per the August 2023 EIA Update. The Appalachian Basin represents greater than one-third of total United States dry gas production, as shown below:

U.S. Shale Dry Gas Production By Basin Over Time

Source: EIA

The 2023 AEO forecasts United States natural gas consumption to remain above 30 Tcf per year through 2050. As natural gas demand remains strong, the Appalachian Basin will continue to be integral in meeting U.S. consumption. Per the September EIA Natural Gas Monthly, as demand has increased, U.S. natural gas imports have declined year over year since 2017, as shown below:

The decrease in global imports leaves domestic Appalachia production primed to fill the void. Adding to the strong domestic consumption of natural gas, U.S. exports of LNG set a record high in 2022, averaging 10.8 billion cubic feet per day (Bcf/d), with a 28.8% growth rate from 2020, according to the 2023 AEO. The AEO forecasts further growth in 2024 with LNG exports expected to reach 12.8 Bcf/d based on their report issued in 2023.

In order to facilitate this export demand growth there are several existing LNG projects under construction in the United States that could add 2.0 Bcf/d of additional liquefaction capacity in 2024 and 4.8 Bcf/d of additional liquefaction capacity in 2025. The following chart illustrates the potential LNG Liquefaction capacity additions coming in the next three years, which could potentially increase U.S. LNG export capacity by more than 66%, per the EIA’s liquefaction capacity report:

The continued demand for natural gas will require an increasing number of wells drilled in the Appalachian Basin, which contains 45% of the United States’ remaining, recoverable shale gas reserves per the August 2023 EIA Update.

Natural Gas, NGLs and Oil Data

Proved, Probable and Possible Reserves

Evaluation of Proved, Probable and Possible Reserves. Our proved, probable and possible reserve estimates as of December 31, 2022 and 2021 are based on reserve reports prepared by CG&A, our independent petroleum engineers. The reports of CG&A contain further discussion of the reserves estimates and its preparation procedures.

Within CG&A, the technical person primarily responsible for preparing the reserve estimates set forth in the reserve reports incorporated herein is Todd Brooker, President. Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992. His responsibilities include reserve and economic evaluations, fair market valuations, field studies, pipeline resource studies and acquisition/divestiture analysis. His reserve reports are routinely used for public company SEC disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures. Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering, and is a registered Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE).

Mr. Brooker meets or exceeds the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. CG&A does not own an interest in any of our properties, nor is it employed by us on a contingent basis.

Summaries of CG&A’s reports with respect to our proved, probable and possible reserve estimates as of December 31, 2022 and 2021 are included as exhibits to the registration statement of which this prospectus forms a part.

We maintain a consulting staff of petroleum engineers and geoscience professionals who work closely with our management team and CG&A to ensure the integrity, accuracy and timeliness of the data used to calculate our proved, probable and possible reserves relating to our properties. Our consulting staff, along with members from our management team, meet with our independent reserve engineers periodically during the period covered by the proved, probable and possible reserve report to discuss the assumptions and methods used in the proved, probable and possible reserve estimation process. We provide historical information to CG&A for our properties, such as ownership interest, natural gas and oil production, commodity prices and our estimates of our operators’ operating and development costs. Courtney Blackstock, our Vice President of Business Development, is primarily responsible for overseeing the review of our reserve estimates. Ms. Blackstock has substantial reservoir and operations experience having more than 15 years of experience. Prior to joining our Company in 2017, Ms. Blackstock worked at Trinity River Energy, Encore Acquisition Company and Denbury Resources.

The preparation of our proved, probable and possible reserve estimates were reviewed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

•	review and verification of historical production data, which data is based on actual production as reported by our operators;

•	review by Ms. Blackstock of all of our reported proved, probable and possible reserves, including the review of all significant reserve changes and all new PUDs additions;

•	review of reserve estimates by Ms. Blackstock or under her direct supervision; and

•	direct reporting responsibilities by Ms. Blackstock to our Chief Executive Officer and President.

Estimation of Proved Reserves. In accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” means deterministically, the quantities of oil and/or natural gas are much more likely to be achieved than not, and probabilistically, there should be at least a 90% probability of recovering volumes equal to or exceeding the estimate. All of our proved reserves as of December 31, 2022 and 2021 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and natural gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (i) production performance-based methods; (ii) material balance-based methods; (iii) volumetric-based methods; and (iv) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a reasonably high degree of accuracy. Non-producing reserve estimates, for developed and undeveloped properties, were forecast using analogy methods. This method provides a reasonably high degree of accuracy for predicting proved developed non-producing and PUDs for our properties, due to the abundance of analog data.

To estimate economically recoverable proved reserves and related future net cash flows, we considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data that cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Under SEC rules, reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field-tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. To establish reasonable certainty with respect to our estimated proved reserves, the technologies and economic data used in the estimation of our proved reserves have been demonstrated to yield results with consistency and repeatability, and include production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core data, and historical well cost and operating expense data.

Estimation of Probable Reserves. Estimates of probable reserves are inherently imprecise. When producing an estimate of the amount of natural gas, NGLs and oil that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. All of our probable reserves as of December 31, 2022 and 2021 were estimated using a deterministic method, which involves two distinct determinations: (i) an estimation of the quantities of recoverable oil and natural gas and (ii) an estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and natural gas reserves uses the same generally accepted analytical procedures as are used in estimating proved reserves, namely production performance-based methods, material balance-based methods, volumetric-based methods and analogy. In the case of probable reserves, the recoverable reserves cannot be said to have a “high degree of confidence that the quantities will be recovered”, but are “as likely as not to be recovered.” The lower degree of certainty can come from several factors including: (1) direct offset production that does not meet an economic threshold, despite localized averages that do meet that threshold, (2) an increased distance from offset production to the probable location of over one mile but under three miles, (3) a perceived risk of communication or depletion from nearby producers, (4) a perceived risk of attempting new drilling or completion technologies that have not been used in direct offset production or (5) an uncertainty regarding geologic positioning that could affect recoverable reserves. When considering the factors referenced above, the lower degree of certainty of our probable reserves came from a combination of these factors. Many of the probable locations assigned in our reserve reports had few uncertainties and resemble proved undeveloped locations except for their distance from commercial production. Other probable locations had uncertainties related to not only distance from commercial production, but also related to well spacing and development timing. In general, we did not book probable locations if there was geologic uncertainty or if there was not commercial production to support such locations.

Estimation of Possible Reserves. Estimates of possible reserves are also inherently imprecise. When producing an estimate of the amount of natural gas, NGLs and oil that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely. Estimates of possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. All of our possible reserves as of December 31, 2022 and 2021 were estimated using a deterministic method, which involves two distinct determinations: an estimation of the quantities of recoverable oil and natural gas and an estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and natural gas reserves uses the same generally accepted analytical procedures as are used in estimating proved reserves, namely production performance-based methods, material balance-based methods, volumetric-based methods and analogy. In the case of possible reserves, the recoverable reserves cannot be said to be “as likely as not to be recovered,” but “might be achieved, but only under more favorable circumstances than are likely.” The lower degree of certainty can come from several factors including: (1) direct offset production that does not meet an economic threshold, despite localized averages that do meet that threshold, (2) an increased distance from offset production to the possible location of over one mile but under five miles, (3) a perceived risk of communication or depletion from nearby producers, (4) a perceived risk of attempting new drilling or completion technologies that have not been used in direct offset production or (5) an uncertainty regarding geologic positioning that could affect recoverable reserves. When considering the factors referenced above, the lower degree of certainty of our possible reserves came from a combination of these factors. Many of the possible locations assigned in our reserve reports had few uncertainties and resemble proved undeveloped locations except for their distance from commercial production. Other possible locations had uncertainties related to not only distance from commercial production, but also related to well spacing and development timing. In general, we did not book possible locations if there was geologic uncertainty or if there was not commercial production to support such location.

Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed either together or with estimates of proved reserves. Estimates of probable reserves which may potentially be recoverable through additional drilling or recovery techniques are subject to substantially greater risk of not actually being realized by us as compared to estimates of proved reserves. Possible reserves are reserves that are less certain to be recovered than probable reserves.

Summary of Reserves. The following table presents our estimated net proved, probable and possible reserves as of December 31, 2022 and 2021, based on our proved, probable and possible reserve estimates as of such dates, which have been prepared by CG&A, our independent petroleum engineering firm, in accordance with the rules and regulations of the SEC. All of our proved, probable and possible reserves are located in the United States. The increase in our estimated net proved, probable and possible reserves over this period was primarily the result of an increase in commodity prices.

	December 31, 2022 (1)	December 31, 2021 (2)

Estimated proved developed reserves:

Natural gas (MMcf)	88,623	81,961

NGLs (MBbls)	4,322	3,875

Oil (MBbls)	459	490

Total (MMcfe) (3)	117,318	108,151

Estimated proved undeveloped reserves:

Natural gas (MMcf)	70,580	71,786

NGLs (MBbls)	3,540	1,894

Oil (MBbls)	409	374

Total (MMcfe) (3)	94,270	85,394

Estimated proved reserves:

Natural gas (MMcf)	159,213	153,747

NGLs (MBbls)	7,862	5,769

Oil (MBbls)	867	864

Total (MMcfe) (3)	211,588	193,545

Estimated probable reserves (4):

Natural gas (MMcf)	402,444	390,431

NGLs (MBbls)	13,045	14,417

Oil (MBbls)	2,191	2,209

Total (MMcfe) (3)	493,856	490,187

Estimated possible reserves (4):

Natural gas (MMcf)	238,763	242,490

NGLs (MBbls)	5,459	6,379

Oil (MBbls)	704	706

Total (MMcfe) (3)	275,744	285,000

Natural Gas and Oil Prices:

Natural gas—Henry Hub spot price per MMBtu	$6.358	$3.598

Oil—WTI posted price per Bbl	$93.67	$66.56

(1)

Our estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For gas volumes, the average Henry Hub spot price of $6.358 per MMBtu as of December 31, 2022 was adjusted for local basis differential, treating cost, transportation, gas shrinkage and gas heating value (BTU content). For NGLs and oil volumes, the average West Texas Intermediate posted price of $93.67 per barrel as of December 31, 2022 was adjusted for local basis differential, treating cost, transportation and/or crude quality and gravity corrections. All economic factors were held constant throughout the lives of the properties in accordance with SEC guidelines. The average adjusted product prices weighted by production over the remaining lives of the proved properties were $5.96 per Mcf of gas, $38.55 per barrel of NGLs and $86.12 per barrel of oil as of June 30, 2022.

(2)

Our estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For gas volumes, the average Henry Hub spot price of $3.598 per MMBtu as of December 31, 2021 was adjusted for local basis differential, treating cost, transportation, gas shrinkage and gas heating value (BTU content). For NGLs and oil volumes, the average West Texas Intermediate posted price of

$66.56 per barrel as of December 31, 2021 was adjusted for local basis differential, treating cost, transportation and/or crude quality and gravity corrections. All economic factors were held constant throughout the lives of the properties in accordance with SEC guidelines. The average adjusted product prices weighted by production over the remaining lives of the proved properties were $2.71 per Mcf of gas, $23.84 per barrel of NGLs and $55.19 per barrel of oil as of December 31, 2021.
(3)

We present our total production on an Mcfe basis, calculated at the rate of one barrel per six Mcf based upon the relative energy content. This is an energy content correlation and does not reflect the price or value relationship between oil and natural gas.

(4)

All of our estimated probable and possible reserves are classified as undeveloped. Please see “—Natural Gas, NGLs and Oil Data—Proved, Probable and Possible Reserves—Estimation of Possible Reserves” for a description of the uncertainties associated with, and the inherently imprecise nature of, our estimated probable and possible reserves.

Our extensive inventory includes locations encompassing each of the Appalachian shale plays. The following table provides information regarding our gross and net horizontal locations by play and reserve category as of December 31, 2022.

Play Name	PDNP	PUD	Probable	Possible	Total

Marcellus	87	290	1,199	538	2,114

Utica Point Pleasant	44	183	739	467	1,433

Upper Devonian	—	—	126	183	309

Total Gross Location Count	131	473	2,064	1,188	3,856

Total Net Location Count(1)	0.95	5.27	29.05	17.03	52.29

Average Net DSU Royalty Interest	0.75%	1.18%	1.40%	1.42%	1.36%

(1)

Reflects the assumed number of locations in which we would own a 100% net revenue interest determined by multiplying our total gross locations included in our DSU acreage by our anticipated average net revenue interest across our DSU acreage.

Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors.”

Additional information regarding our proved, probable and possible reserves can be found in the notes to our financial statements included elsewhere in this prospectus and the proved, probable and possible reserve reports as of December 31, 2022 and 2021, which are included as exhibits to the registration statement of which this prospectus forms a part.

PUDs

As of December 31, 2022, we estimated our PUD reserves to be 70,580 MMcf of natural gas, 3,540 MBbls of NGLs and 409 MBbls of oil, for a total of 94,270 MMcfe. As of December 31, 2021, we estimated our PUD reserves to be 71,786 MMcf of natural gas, 1,894 MBbls of NGLs and 374 MBbls of oil, for a total of 85,394 MMcfe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following table summarize our changes in PUDs during the year ended December 31, 2022 (in MMcf):

	Crude Oil (Mbbl)	Natural Gas (Mmcf)	NGL (Mbbl)	Proved Undeveloped Reserves
				(unaudited)

Balance, December 31, 2021	374	71,786	1,894	85,394

Acquisitions of reserves	—	—	—	—

Extensions and discoveries	222	37,997	2,236	52,742

Divestiture of minerals in place	—	—	—	—

Revisions of previous estimates	(162)	(29,996)	(379)	(33,242)

Transfers to estimated proved developed	(25)	(9,206)	(212)	(10,625)

Balance, December 31, 2022	409	70,580	3,540	94,270

Changes in PUDs that occurred during 2022 were primarily due to:

•

well additions, extensions and discoveries of approximately 52.74 Bcfe. 10.69 Bcfe was added as proved undeveloped over 47 gross locations due to increased operator activity and 42.05 Bcfe due to the reclassification of 227 gross well locations to proved undeveloped due to forced pooling in West Virginia; and

•

negative revisions of approximately 33.24 Bcfe. 2.11 Bcfe decrease due to 23 gross locations being reclassified to non-proved due to unit configuration (operator updates to existing units and development of new units) and 31.13 Bcfe due to the reclassification of 158 gross well locations to non-proved due to the addition of forced pooling in West Virginia; and

•

negative revision of approximately 10.63 Bcfe due to 46 gross well locations that were previously categorized as proved undeveloped but were drilled during the year resulting in the addition of proved developed reserves.

Between publication of the December 31, 2021 and December 31, 2022 reserves reports, the State of West Virginia passed legislation allowing for unitization. Certain undrilled locations in West Virginia not known to be within an existing unit, while meeting the technical requirements under Rule 4-10(a)(22) of Regulation S-X, were disqualified as proved reserves due to lack of unitization, or pooling. As a result of this legislation, some of these locations have now been re-classified as proved undeveloped (“PUD”). Specifically, the West Virginia locations affected target the Marcellus and Upper Devonian reservoirs. West Virginia has seen increased development activity since the unitization legislation became law. However, to maintain consistency in our PUD booking strategy (i.e., limiting proved undeveloped reserves to approximately two years of development activity), we have limited proved undeveloped reserves by classifying other technical PUD locations (outside of West Virginia) into non-proved reserves to offset the influx of West Virginia PUDs as we believe the development timing for these locations has changed.

As a mineral and royalty interests owner, we do not incur any capital expenditures or lease operating expenses in connection with the development of our PUDs, which costs are borne entirely by the operator. As a result, during the twelve months ended December 31, 2022, we did not have any expenditures to convert PUDs to proved developed reserves.

We identify drilling locations based on our assessment of current geologic, engineering and land data. This includes DSU formation and current well spacing information derived from state agencies and the operations of the E&P companies drilling our mineral interests. We generally do not have evidence of approval of our operators’ development plans, however we use a deterministic approach to define and allocate locations to proved reserves. While many of our locations qualify as geologic PUDs, we limit our PUDs to the quantities of oil and gas that are reasonably certain to be recovered in the next five years. As of December 31, 2022 and 2021, approximately 45% and 44%, respectively, of our total proved reserves were classified as PUDs.

Natural Gas, NGLs and Oil Production Prices and Costs

Production and Price History

The following table sets forth information regarding net production of natural gas, NGLs and oil, and certain price and cost information for each of the periods indicated:

	Bounty Minerals
	Nine Months Ended September 30, 2023	Year Ended December 31, 2022

Production data:

Natural gas (MMcf)	10,051	12,870

NGLs (MBbls)	441	559

Oil (MBbls)	94	106

Total (MMcfe) (1)(2)	13,257	16,861

Average realized prices:

Natural gas (Mcf)	$2.28	$6.43

NGLs (Bbls)	25.00	39.06

Oil (Bbls)	66.29	86.96

Equivalents (per Mcfe) (2)	$3.03	$6.75

Average costs (per Mcfe):

Royalty deductions	$0.57	$0.58

County and other taxes	0.06	0.02

Acquisition and land costs	0.00	0.00

Depletion and depreciation	0.67	0.67

General and administrative	0.47	0.55

Total	1.77	1.82

(1)	May not sum or recalculate due to rounding.
(2)

We present our total production on an Mcfe basis, calculated at the rate of one barrel per six Mcf based upon the relative energy content. This is an energy content correlation and does not reflect the price or value relationship between oil and natural gas.

Productive Wells

Productive wells consist of producing horizontal wells, wells capable of production and exploratory, development or extension wells that are not dry wells. As of December 31, 2022, we owned mineral and royalty interests in 1,358 gross productive horizontal wells and 11.98 net productive horizontal wells, which consisted of 139 gross oil wells, 2.04 net oil wells and 1,219 gross natural gas wells, 9.937 net natural gas wells.

We do not own any working interests in any wells. Accordingly, we do not own any net wells as such term is defined by Item 1208(c)(2) of Regulation S-K.

The majority of our mineral and royalty interests are leased to our operators with 77% of our 50,290 leased net mineral acres being held by production as of September 30, 2023. In addition, we had 14,268 net mineral acres that were not leased as of September 30, 2023.

Drilling Results

For the year ended December 31, 2022, 200 gross and 1.38 net wells turned to production. As of December 31, 2021, 204 gross and 1.87 net wells turned to production. As a holder of mineral and royalty interests, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory or as developmental wells. We are not aware of any dry holes drilled on the acreage underlying our mineral interests during the relevant periods.

	For the Year Ended December 31,
	2022	2021

Productive Gross	200	204

Dry	—	—

Total	200	204

Productive Net	1.38	1.87

Acreage

The following table sets forth historical information about our developed and undeveloped net mineral acres as of September 30, 2023.

	Net Mineral Acres	Weighted Average Royalty	Net Royalty Acres (1/8 Basis) (1)	Net Royalty Acres (Actual or 100% Basis) (2)
DEVELOPED	38,600	15.4%	47,592	5,949
UNDEVELOPED	11,690	19.2%	18,002	2,250

	50,290	16.3%	65,595	8,199

(1)	Standardized to a 1/8th royalty (Net Mineral Acres multiplied by Weighted Average Royalty divided by 12.5%).
(2)

Standardized to a 100% royalty (the actual number of acres in which an owner owns a standardized 100% royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would own 25 NRAs on an actual or 100% basis (100 multiplied by 25%)).

Regulation of Environmental and Occupational Safety and Health Matters

Natural gas, NGLs and oil exploration, development and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment or occupational health and safety. These laws and regulations have the potential to impact production on our properties, including requirements to:

•	obtain permits to conduct regulated activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	restrict the types, quantities and concentration of materials that can be released into the environment in the performance of drilling and production activities;

•	initiate investigatory and remedial measures to mitigate pollution from former or current operations, such as restoration of drilling pits and plugging of abandoned wells;

•	apply specific health and safety criteria addressing worker protection; and

•	impose substantial liabilities for pollution resulting from operations.

Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal sanctions, including monetary penalties, the imposition of strict, joint and several liability, investigatory and remedial obligations and the issuance of injunctions limiting or prohibiting some or all of the operations on our properties. Moreover, these laws, rules and regulations may restrict the rate of natural gas, NGLs and oil production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, drilling, water management, completion, emission or discharge limits or waste handling, disposal or remediation obligations could increase the cost to our operators of developing our properties. Moreover, accidental releases or spills may occur in the course of operations on our properties, causing our operators to incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

Increased costs or operating restrictions on our properties as a result of compliance with environmental laws could result in reduced exploratory and production activities on our properties and, as a result, our revenues and results of operations. The following is a summary of certain existing environmental, health and safety laws and regulations, each as amended from time to time, to which operations on our properties are subject.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. Under CERCLA, these “responsible persons” may include the owner or operator of the site where the release occurred, and entities that transport, dispose of or arrange for the transport or disposal of hazardous substances released at the site. These responsible persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws regulate the management, generation, treatment, storage and disposal of hazardous and non-hazardous waste. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of natural gas, NGLs and oil, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain natural gas, NGLs and oil drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in the costs to manage and dispose of wastes, which could increase the costs of our operators’ operations.

Certain of our properties have been used for oil and natural gas exploration and production for many years. Although the operators may have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons and wastes may have been disposed of or released on or under our properties, or on or under other offsite locations where these petroleum hydrocarbons and wastes have been taken for recycling or disposal. Our properties and the petroleum hydrocarbons and wastes disposed or released thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the owner or operator could be required to remove or remediate previously disposed wastes, to clean up contaminated property and to perform remedial operations such as restoration of pits and plugging of abandoned wells to prevent future contamination or to pay some or all of the costs of any such action.

Water Discharges and NORM

The Federal Water Pollution Control Act (the “Clean Water Act” or the “CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The scope of federal jurisdictional reach over waters of the United States (“WOTUS”) under the Clean Water Act continues to be subject to significant uncertainty and ongoing litigation. In 2020, the EPA and the U.S. Army Corps of Engineers (“Corps”) issued the Navigable Waters Protection Rule (“NWPR”), which narrowed the definition of WOTUS and repealed a 2015 rule that had expanded the definition. A coalition of states and cities, environmental groups, and agricultural groups challenged the NWPR, which was vacated by a federal district court in August 2021. In January 2023, the EPA and the Corps issued a final rule that based the definition of WOTUS on the pre-2015 definition. Separately, in May 2023, in the U.S. Supreme Court’s decision in Sackett v. EPA, narrowed federal jurisdiction over wetlands to “traditional navigable waters” and wetlands or other waters that have a “continuous surface connection” with a traditional navigable water. In August 2023, the EPA and the Corps issued a revised final rule that conforms the definition of WOTUS to the Supreme Court’s May 2023 Sackett decision, which became effective in September 2023. However, litigation opposing the September 2023 final rule remains ongoing and substantial uncertainty exists with respect to future implementation of the September 2023 rule and the scope of the Clean Water Act’s jurisdiction more generally. In addition, in an April 2020 decision defining the scope of the CWA that was issued just days after the NWPR was published, the U.S. Supreme Court held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit. The Court rejected the EPA and Corps’ assertion that groundwater should be totally excluded from the CWA. As a result, future implementation is uncertain at this time. Similarly, in June 2020, the EPA finalized the CWA 401 Certification Rule (“Certification Rule”), which narrowed the scope of state and tribal authority to issue water quality certifications in connection with the issuance of CWA permits and implemented certain procedural requirements and time limits associated with the process. The Certification Rule was vacated in

October 2021, which resulted in a temporary return to the EPA’s 1971 standards. A group of states and energy industry groups challenged that ruling, requesting that it be stayed, and in April 2022, the U.S. Supreme Court granted the request to stay. As a result of the Supreme Court’s decision, the Certification Rule has been reinstated until the EPA finalizes a new rule. In June 2022, the EPA proposed a new CWA 401 rule (the “Water Quality Certification Improvement Rule”) that restored certain provisions in effect prior to the June 2020 rule, retained certain procedural provisions in the June 2020 rule, and proposed new standards with respect to timing for certification decisions. In September 2023, the final Water Quality Certification Improvement Rule was published in the Federal Register with an effective date of November 27, 2023. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. The Clean Water Act and analogous state laws also require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended (the “OPA”), amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare facility response plans for responding to a worst-case discharge of oil into waters of the United States. Uncertainty with respect to water discharges and changes in water regulations, including under the Clean Water Act and the OPA, have the potential to delay or materially modify the issuance of permits which may be required for certain of our operators’ activities.

In addition, naturally occurring radioactive material (“NORM”) is brought to the surface in connection with oil and gas production. Concerns have arisen over traditional NORM disposal practices (including discharge through publicly owned treatment works into surface waters), which may increase the costs associated with management of NORM.

Air Emissions

The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions permitting programs and impose various monitoring and reporting requirements. These laws and regulations may require our operators to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or incur development expenses to install and utilize specific equipment or technologies to control emissions. For example, in September 2020, the EPA finalized two sets of amendments to the 2016 Subpart OOOOa New Source Performance Standards. The first, the 2020 Technical Rule, reduced the 2016 rule’s fugitive emissions monitoring requirements and expanded exceptions to pneumatic pump requirements, among other changes. The second, the 2020 Policy Rule, rescinded the methane-specific requirements for certain oil and natural gas sources in the production and processing segments. In January 2021, President Biden issued an Executive Order directing the EPA to rescind the 2020 Technical Rule by September 2021 and consider revising the 2020 Policy Rule. In June 2021, President Biden signed a CRA resolution passed by Congress that revoked the 2020 Policy Rule. The CRA resolution did not address the 2020 Technical Rule. In November 2021, the EPA issued a proposed rule intended to reduce methane emissions from oil and gas sources. The proposed rule would make the existing regulations in Subpart OOOOa more stringent and create a Subpart OOOOb to expand reduction requirements for new, modified, and reconstructed oil and gas sources, including standards focusing on certain source types that have never been regulated under the Clean Air Act (including intermittent vent pneumatic controllers, associated gas, and liquids unloading facilities). In addition, the proposed rule would establish “Emissions

Guidelines,” creating a Subpart OOOOc that would require states to develop plans to reduce methane emissions from existing sources that must be at least as effective as presumptive standards set by EPA. Under the proposed rule, states would have three years to develop their compliance plan for existing sources and the regulations for new sources would take effect immediately upon issuance of a final rule. In November 2022, the EPA issued a proposed rule supplementing the November 2021 proposed rule. Among other things, the November 2022 supplemental proposed rule removes an emissions monitoring exemption for small wellhead-only sites and creates a new third-party monitoring program to flag large emissions events, referred to in the proposed rule as “super emitters”. The EPA is expected to issue a final rule by the end of 2023. Further, in August 2023, the EPA formally announced a review of a prior EPA decision to retain, without revision, the 2015 National Ambient Air Quality Standards for ozone, which review is expected to extend beyond 2025. In addition, various states have adopted or are considering adopting new rules to reduce emissions from oil and gas operations in the state, including requirements for more extensive emissions monitoring and reporting. Any such requirements could increase the costs of development and production on our properties, potentially impairing the economic development of our properties. Obtaining permits has the potential to delay the development of oil and natural gas projects. Federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Climate Change

The threat of climate change continues to attract considerable attention in the United States and around the world, and numerous proposals have been made and could continue to be made at the international, national, regional, and state levels of government, and among trade organizations and industry groups to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. For further discussion regarding these international, federal, and state regulatory and policy initiatives as well as climate change transition and physical risks affecting our and our operators’ businesses see “Risk Factors—Risks Related to Environmental and Regulatory Matters—A series of risks arising out of the threat of climate change could result in increased operating costs, limit the areas in which natural gas, NGLs and oil production may occur, and reduce demand for the natural gas, NGLs, and oil that our operators produce.”

Hydraulic Fracturing Activities

A substantial portion of the production on our properties involved the use of hydraulic fracturing techniques. Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas, NGLs and oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand and chemical additives under pressure into the formation to fracture the surrounding rock and stimulate production.

Hydraulic fracturing typically is regulated by state oil and natural gas commissions or similar agencies, but the EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuel in fracturing fluids and issued permitting guidance that applies to such activities. The regulation of methane emissions from oil and gas facilities has been subject to uncertainty in recent years. For more information, see “Risk Factors—Risks Related to Environmental and Regulatory Matters—Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could cause our operators to incur increased costs, additional operating restrictions or delays and fewer potential drilling locations.”

Endangered Species Act

The ESA restricts activities that may affect endangered and threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. The designation of previously unidentified endangered or threatened species could cause our operators to incur additional costs or become subject to operating delays, restrictions or bans in the affected areas. To the extent species are listed under the ESA or similar state laws, or are protected under the MBTA, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Occupational Health and Safety

Operations on our properties are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the Occupational Safety and Health Administration’s hazard communication standard, the EPA’s Risk Management Program, community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties

We are not required to, and under certain circumstances we may elect not to, incur the expense of retaining lawyers to examine the title to our royalty and mineral interests. Our title review is meant to confirm the quantum of mineral and royalty interest owned by a prospective seller, the property’s lease status and royalty amount as well as encumbrances or other related burdens.

In addition to our initial title work, operators often will conduct a thorough title examination prior to leasing and/or drilling a well. Should an operator’s title work uncover any further title defects, either we or the operator will perform curative work with respect to such defects. An operator generally will not commence drilling operations on a property until any material title defects on such property have been cured.

We believe that the title to our assets is satisfactory in all material respects. Although title to these properties is in some cases subject to encumbrances, such as customary interests generally retained in connection with the acquisition of oil and gas interests, non-participating royalty interests and other burdens, easements, restrictions or minor encumbrances customary in the oil and natural gas industry, we believe that none of these encumbrances will materially detract from the value of these properties or from our interest in these properties.

Sale of Oklahoma Properties

In August 2022, we divested all of our assets in Oklahoma. As a result, we do not own any properties outside of Appalachia. See Note 2—Mineral Interests in our audited financial statements for the year ended December 31, 2022 for more information.

Competition

The oil and natural gas business is highly competitive in the exploration for and acquisition of reserves, the acquisition of minerals and oil and natural gas leases and personnel required to find and produce reserves. Some of our competitors not only own and acquire mineral and royalty interests but also explore for and produce oil and natural gas and, in some cases, carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. By engaging in such other activities, our competitors may be able to develop or obtain information that is superior to the information that is available to us. In addition, certain of our competitors may possess financial or other resources substantially larger than we possess. Our ability to acquire additional minerals and properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

In addition, oil and natural gas products compete with other forms of energy available to customers, primarily based on price. These alternate forms of energy include wind and solar, electricity, coal, and fuel oils. Changes in the availability or price of oil and natural gas or other forms of energy, as well as business conditions, conservation, legislation, regulations, and the ability to convert to alternate fuels and other forms of energy may affect the demand for oil and natural gas.

Seasonality of Business

Weather conditions affect the demand for, and prices of, natural gas and can also delay drilling activities, disrupting our overall business plans. Additionally, some of the areas in which our properties are located are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, our operators may be unable to move their equipment between locations, thereby reducing their ability to operate our wells, reducing the amount of oil and natural gas produced from the wells on our properties during such times. Furthermore, demand for natural gas is typically higher during the winter, resulting in higher natural gas prices for our natural gas production during our first and fourth quarters. Certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can lessen seasonal demand fluctuations. Seasonal weather conditions can limit drilling and producing activities and other oil and natural gas operations in a portion of our operating areas. Due to these seasonal fluctuations, our results of operations for individual quarterly periods may not be indicative of the results that we may realize on an annual basis.

ESG Philosophy

We are committed to all three facets of ESG and plan to practice environmental stewardship, social responsibility and good governance moving forward. As a minerals company, Bounty is not engaged in any oil and gas drilling or development. We maintain a commitment to responsible operations by targeting minerals under operators with strong environmental records, and seeking to work with operators that include an ESG metric as part of management compensation. The majority of our production is natural gas, which can result in fewer emissions of certain of air pollutants and CO2 compared to coal or petroleum energy sources. About 117 pounds of CO2 are produced per million British thermal units (MMBtu) equivalent of natural gas compared with more than 200 pounds of CO2 per MMBtu of coal and more than 160 pounds per MMBtu of distillate fuel oil. The alternative properties of natural gas have contributed to increased natural gas use for electricity generation and as a transportation fuel for fleet vehicles in the United States.

Furthermore, our board of directors and employee base reflect a culture that values diversity and gender equality. Women make up the majority of our workforce and strategic management team. We plan to continue to promote gender equity and support diversity through all parts of our business moving forward.

Human Capital

Overview and Structure

We consider our people to be our most important asset, and seek to structure our hiring practices, compensation and benefits programs, and employee practices and policies to attract, retain, develop and support high-quality personnel. We invest in our employees by providing career growth opportunities and maintaining a focus on corporate ethics. We have a female-led management team that seeks to promote diversity and equity amongst our workforce and to foster an environment whereby our employees collaborate and grow together in an inclusive workplace.

Headcount

We rely principally on full-time employees but use consultants as needed to assist with special projects. As of December 31, 2022, we had 13 full-time employees and 3 individuals engaged as consultants. None of our employees are represented by labor unions or covered by any collective bargaining agreements.

Compensation

As part of our efforts to hire and retain highly qualified employees, we have structured compensation and benefits programs that, we believe, are competitive and sufficiently reward our high performers. In addition to the incentive programs in place for our named executive officers, we have structured a cash-bonus program for non-officer employees that is dependent on an employee’s individual performance and our performance as a company.

Healthcare and Other Benefits

We provide a full suite of benefits to our employees, including 401(k) matching and medical and dental insurance.

Legal Proceedings

We are party to lawsuits arising in the ordinary course of our business. We cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on our financial condition.

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including the non-payment of royalties. In the opinion of our management, none of these other pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, free cash flow or results of operations.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers as of September 30, 2023.

Name	Age	Position
I. Jon Brumley	84	Executive Chairman
Tracie Palmer	37	Chief Executive Officer and President
Kathy Van Zandt	41	Chief Financial Officer
Jennifer Dempsey	45	Director Nominee
Courtney Bass	45	Director Nominee
John C. Goff	68	Director Nominee
Ricky Brown	46	Director Nominee
Billy Rosenthal	73	Director Nominee
James A. Winne III	72	Director Nominee

Set forth below is a description of the backgrounds of our directors and executive officers. Unless otherwise indicated, references to positions held at Bounty Minerals include positions held at Bounty LLC.

Directors and Executive Officers

I. Jon Brumley—Executive Chairman. I. Jon Brumley has served as the Executive Chairman of Bounty Minerals since its formation in June 2022, as the Chief Executive Officer of Bounty LLC since its formation until November 2022 and the Executive Chairman of Bounty LLC since November 2022. Mr. Brumley began his energy career with Southland Royalty Company (“Southland”), becoming its President in 1974. Leaving in 1985 after Southland sold to Burlington Northern Railroad, Mr. Brumley co-founded Cross Timbers Oil Company (later to become XTO Energy) in 1986. Leaving in 1996, and until 1998, Mr. Brumley was the Chairman and Chief Executive Officer of Mesa Petroleum until it merged with Parker Parsley to form Pioneer Natural Resources. In 1998, Mr. Brumley co-founded Encore Acquisition Company, selling in 2010 to Denbury Inc. Mr. Brumley has been a key part of listing seven companies on the NYSE and a founder in all but two. Mr. Brumley earned his BBA in Business Administration at the University of Texas in Austin, and his MBA from the Wharton School of the University of Pennsylvania. Mr. Brumley has served on various boards and committees, including Texas Heart Institute and the Fort Worth Stock Show and Rodeo Board as an Executive Committee Member, and is an Ambassador-at-large to MD Anderson’s Board of Visitors. Mr. Brumley is well qualified to serve on our board of directors due to his knowledge of the industry and leadership of our company since its inception.

Tracie Palmer—Chief Executive Officer and President. Tracie Palmer has served as our Chief Executive Officer and President since the formation of Bounty Minerals in June 2022 and has served as Bounty LLC’s Chief Executive Officer since November 2022 and President since December of 2019. Ms. Palmer started with Bounty LLC in May of 2013 as Vice President of Land before being appointed Executive Vice President of Operations in January of 2019. During Ms. Palmer’s tenure at Bounty LLC, under the tutelage of I. Jon Brumley, she has been responsible for various duties within the organization including business development, acquisitions, lease negotiations, asset management, legal, title and regulatory analysis, investor relations, human resources and corporate strategy. Ms. Palmer has 20 years of industry experience, beginning with Encore Acquisition Company in 2003, and 12 years of public company experience including both Encore Acquisition Company and Vanguard Natural Resources after their merger with Encore in December of 2011. Ms. Palmer received her Professional Land Management Certification from

Texas Christian University Energy Institute and graduated from The University of Texas at Arlington with a Bachelors of Business Administration.

Kathy Van Zandt—Chief Financial Officer. Kathy Van Zandt has served as our Chief Financial Officer since September 2022. Ms. Van Zandt started with Bounty LLC in October 2015 as Accounting Manager before being appointed Director of Accounting in April 2017. Ms. Van Zandt previously served as Accounting Manager at Athlon Energy. During her tenure at Bounty LLC, Ms. Van Zandt has been highly involved in corporate strategy and has been responsible for various duties within the organization including internal and external financial reporting. Ms. Van Zandt has over 18 years of industry experience, beginning with Encore Acquisition Company in 2005, and 10 years of public company experience including both Encore Acquisition Company and Athlon Energy. Ms. Van Zandt graduated from Texas Christian University with a Bachelor of Business Administration in Accounting and Finance from the Neeley School of Business and earned a Master of Business Administration from The University of Texas at Arlington. Ms. Van Zandt is a certified public accountant in the State of Texas.

Jennifer Dempsey. Jennifer Dempsey is the Chief Executive Officer and Chief Investment Officer of AFO Capital, Ltd., a role she has served in since 2006 when she helped to establish the firm. AFO Capital is a private family office that is responsible for the investment management, wealth management, and other related services for the members of the family, their various investment partnerships and trusts, and their private foundation. Prior to that, Ms. Dempsey worked at Crow Holdings, a privately-owned real estate investment and development firm with more than 70 years of history and $24 billion of assets under management, from 2000 to 2004, ultimately in the role of Vice President. Ms. Dempsey graduated with a Bachelor of Business Administration in Finance and a Master of Business Administration, both from the McCombs School of Business at the University of Texas at Austin. We believe that Ms. Dempsey is well qualified to serve on our board of directors due to her leadership, business and investment experience.

Courtney Bass. Courtney Bass has served as Managing Director of Investments for Goelet, LLC, a private family office, since 2011. Mrs. Bass advises the company’s investment committee and directs asset allocation and manager selection across public and private asset classes. Prior to joining the family office in 2011, she spent over a decade at JPMorgan Private Bank in roles of escalating responsibility, culminating with being a Vice President focused on investment solutions for high net worth clients. Mrs. Bass graduated with a degree in Finance from the University of Delaware. We believe that Ms. Bass is well qualified to serve on our board of directors due to her leadership, business and investment experience.

John C. Goff. John C. Goff is a private investor based in Fort Worth, Texas and has served as Chairman of the Crescent Energy Company (NYSE: CRGY) Board of Directors since December 2021. He was previously elected to the board of directors of Crescent Energy Company’s predecessor, Contango Oil & Gas Company, in August 2018 and as Non-Executive Chairman of that board of directors in October 2019. Mr. Goff founded his family office, Goff Capital, in 2007. Goff Capital invests in a variety of public and private industries and is presently focused on investments in real estate, aerospace, oil & gas, entertainment, and wellness. Mr. Goff co-founded Crescent Real Estate with Richard Rainwater in the early 1990’s, designing the strategy and orchestrating the acquisitions leading to its initial public offering (NYSE) in May 1994. Mr. Goff first joined Mr. Rainwater in 1987, investing in public securities, private equity, and distressed debt in a variety of industries, including oil and gas, health care, insurance, and banking. Mr. Goff graduated from The University of Texas at Austin and is a member of The University of Texas Distinguished Alumni and McCombs School of Business Hall of Fame. He was named EY Entrepreneur of the Year for the Southwest Region in 2014 and was inducted to the North Texas Real Estate, the Dallas Business, the Fort Worth Business, and Texas Business Halls of Fame. We

believe that Mr. Goff is well qualified to serve on our board of directors due to his investment and financial acumen, including expertise in analyzing opportunities, risks and strategy in investments in various industries, including energy investments, and providing guidance regarding corporate governance matters.

Ricky Brown. Ricky Brown, a former standout Longhorn student-athlete, has been a veteran member of the University of Texas Athletics staff since 2013 where he was most recently promoted to Executive Senior Associate Athletics Director in November 2021. In this role, Brown serves on the executive senior staff leadership team and oversees operations, functions, events and communications related to the University of Texas Athletics Diversity, Equity and Inclusion Program, the 4EVER TEXAS program within Texas Student-Athlete Growth and Education, as well as the T-Association. Mr. Brown graduated from the University of Texas at Austin with a degree in communications in 2000 and continued to play in the NFL and NFL Europe until 2007, when he retired from football. In 2007, Mr. Brown received a Masters of Business Administration from Southern Methodist University. He then worked in asset and wealth management for JPMorgan Chase & Co. until 2009 where he managed wealth for ultra high net worth clients until 2013. Mr. Brown initially returned to the University of Texas in September 2013 when he joined the Longhorn Foundation as a key leader in the establishment of philanthropic giving programs, which resulted in record endowments. Mr. Brown then moved into a role with the T-Association in January 2016 and most recently served as Associate Athletics Director for the T-Association, where he led letterwinner engagement beginning with current student-athletes and continuing throughout their post-university lives. Since 2016, Mr. Brown has served as the Executive Director of the Greater Austin Chapter of the National Football Foundation. He has also served as the director of the Dallas Longhorn Club (2011, 2012) and the City of Arlington Environmental Commission (2010). In 2013, Mr. Brown was recognized by Arlington High School as a Distinguished Alum. We believe that Mr. Brown is well qualified to serve on our board of directors due to his leadership and business experience.

Billy Rosenthal. Billy Rosenthal has served as Chairman of Penrose Group, LLC, a private investment company in Fort Worth, TX, since he founded the company in 1998. Mr. Rosenthal has successfully founded and led several food services companies, including the Standard Meat Company, where he currently serves on the board of directors, CTI Foods, where he served as chairman of the board of directors until its sale to Littlejohn and Company in 2010 and KPR Holdings, where he served as chief executive officer until its sale to Foodbrands America. Mr. Rosenthal graduated from the University of Texas at Austin with a B.A. in Business in 1972. He currently serves on the McCombs Business School Advisory Board and is a member of the University of Texas Development Board. In 2005 he was inducted into the McCombs School of Business Hall of Fame. We believe that Mr. Rosenthal is well qualified to serve on our board of directors due to his board, business and investment experience.

James A. Winne III. James Winne is an experienced oil and gas executive based in Houston, Texas. Mr. Winne began his career in 1977 as a staff landman for Al Bisbey & Associates, where he gained on-the-ground experience acquiring oil and gas leases in Mississippi and Texas. In 1983, Mr. Winne joined North Central Oil Company (“NCOC”), a privately held oil and gas company operating properties in 12 states and Thailand, as a staff landman. Mr. Winne was elected to NCOC’s board of directors in 1986 and was promoted to President and Chief Executive Officer of NCOC in 1993. In 2001, Mr. Winne left NCOC to co-found Legend Natural Gas, LP (“Legend LP”) in partnership with Riverstone Holdings LLC (“Riverstone”). Later in 2004, Riverstone acquired Belden & Blake Corporation (“B&B”), an Ohio-based exploration and production company with interests in oil and gas wells throughout the Appalachian Basin, and appointed Mr. Winne President and Chief Executive Officer to reorganize the company and prepare it for sale. After leading the successful sale of B&B in 2005, Mr. Winne served as President and Chief Executive

Officer of Legend Natural Gas, LLC (“Legend LLC”), a position he held until 2013. Mr. Winne has also served on the board of directors of Encore Acquisition Company and chaired the board of directors of Phoenix Exploration Company. Mr. Winne attended the University of Houston. He has served as chairman of the Houston Livestock Show & Rodeo from 2017 until 2020, a section 501(c)(3) charitable organization, and is a former member of the American Association of Petroleum Landmen, the Houston Association of Petroleum Landmen, the Association of International Petroleum Negotiators, and the Independent Petroleum Association of America. We believe that Mr. Winne is well qualified to serve on our board of directors due to his leadership, business, investment and energy experience.

Board of Directors

Upon the closing of this offering, it is anticipated that we will have seven directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties. Our directors will hold office until the earlier of their death, resignation, retirement, disqualification or removal, or until their successors have been duly elected and qualified.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our first, second and third annual meetings of stockholders, respectively. Messrs. Goff and Rosenthal will be assigned to Class I, Messrs. Winne and Brown will be assigned to Class II, and Mmes. Dempsey and Bass and Mr. Brumley will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that each of Jennifer Dempsey, Courtney Bass, John C. Goff, Ricky Brown, Billy Rosenthal and James A. Winne III will be independent within the meaning of the NYSE listing standards currently in effect and will be independent within the meaning of 10A-3 of the Exchange Act. Upon the conclusion of this offering, we intend to have a majority independent board of directors.

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. In addition, our board of directors may establish such other committees as it determines necessary or advisable from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below. We will rely on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE transition rules applicable to companies completing an initial listing, and we plan to have an audit committee comprised of at least three directors who are entirely independent and fully independent compensation and nominating and corporate governance committees within one year of listing.

Audit Committee

Following this offering, our audit committee will be composed of Jennifer Dempsey, Jon Brumley and Billy Rosenthal, with Jennifer Dempsey serving as chair of the committee. Our board of directors has affirmatively determined that Jennifer Dempsey and Billy Rosenthal meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. In addition, our board of directors has determined that Jennifer Dempsey is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act and that each member of our audit committee is “financially literate” under NYSE rules.

Upon completion of this offering, the audit committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants, our accounting practices and the selection and performance of our independent reserves engineers. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards, which will be available on our website prior to the completion of this offering. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Compensation Committee

We will establish a compensation committee prior to completion of this offering. We anticipate that the compensation committee will consist of three directors, Courtney Bass, James Winne and Jon Brumley, of whom Courtney Bass and James Winne will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and NYSE standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee prior to completion of this offering. We anticipate that the nominating and corporate governance committee will consist of three directors, Ricky Brown, Jon Brumley and John Goff, of whom John Goff and Ricky Brown will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next most highly compensated executive officers at the end of the last completed fiscal year. For 2022, our “Named Executive Officers” are:

Name	Principal Position
I. Jon Brumley	Executive Chairman(1)
Tracie Palmer	Chief Executive Officer (Principal Executive Officer)(2)
Kathy Van Zandt	Chief Financial Officer(3)
Branden Kennedy	Former Chief Financial Officer(4)

(1)	Mr. Brumley served as the Chief Executive Officer of Bounty LLC until November 2022, when he became the Executive Chairman.
(2)	Ms. Palmer previously served as the President of Bounty LLC and became the Chief Executive Officer in November 2022.
(3)	Ms. Van Zandt became our Chief Financial Officer in September 2022.
(4)	Mr. Kennedy served as Chief Financial Officer from June 2022 to September 2022.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal years ended December 31, 2021 and December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)

Jon Brumley (Executive Chairman)(1)	2022	—	—	—	28,599	28,599
	2021	—	—	—	27,866	27,866

Tracie Palmer (Chief Executive Officer)	2022	424,360	420,116	—	54,128	898,604
	2021	412,000	247,200	—	52,222	711,422

Kathy Van Zandt (Chief Financial Officer)	2022	224,436	237,000	—	35,158	496,594

	2021	187,691	56,307	—	25,534	269,532

Branden Kennedy (Former Chief Financial Officer)	2022	108,750	—	—	6,802	115,552

(1)

During fiscal years 2021 and 2022, Mr. Brumley did not receive an annual bonus or salary from the Company, but he did receive other amounts of compensation as detailed in the table above. Mr. Brumley holds fully vested Class A common stock and Class B common stock, as discussed below under “Security Ownership of Certain Beneficial Owners and Management.”

(2)	All Other Compensation amounts for 2022 are summarized in the following table.

Name	Retirement Plan Contributions ($)	Life Insurance Premiums ($)	Medical and Dental Premiums ($)	Vision Premiums ($)	Parking Fees ($)	Wellness Reimbursement ($)	Total ($)
Jon Brumley	—	517	25,037	158	2,887	—	28,599
Tracie Palmer	10,552	54	38,232	278	2,887	2,125	54,128
Kathy Van Zandt	12,200	54	18,838	79	1,987	2,000	35,158
Branden Kennedy	5,921	53	—	—	828	—	6,802

Narrative Disclosure to Summary Compensation Table

Employment Agreements

The Company does not maintain employment agreements with any of its named executive officers.

Base Salary

The Board determines the base salary and annual bonus opportunity for Ms. Palmer and other members of management each year based on a review of the Company’s peer group. The Company works with its independent compensation consultant, Pearl Meyer, to review the Company’s compensation of its employees and to provide benchmarks against the peer group’s 50th percentile. Since the Company has historically not maintained a long-term incentive plan, the base salary and target cash annual incentive were 11% above the 50th percentile of the peer group in 2021, to ensure competitive total compensation. The Company’s base salary and target cash annual incentive were 17% below the 50th percentile of the peer group in 2022. As discussed in “—Long Term Incentive Compensation” the board of directors of our predecessor adopted an incentive plan in December 2021 intended to motivate and retain key personnel. The Board adopted a 4% increase in the base salaries of its executives for 2023, as recommended by Pearl Meyer, to reflect the changes in the cost of living and other macro-economic factors. The Company’s peer group for 2022 is as follows:

Company Name	Ticker
Black Stone Minerals, L.P.	BSM
Kimbell Royalty Partners, LP	KRP
Brigham Minerals, Inc.	MNRL
Earthstone Energy, Inc.	ESTE
SilverBow Resources, Inc.	SBOW
HighPeak Energy, Inc.	HPK
VAALCO Energy, Inc.	EGY
Riley Exploration Permian, Inc.	REPX
Ring Energy, Inc.	REI
Tellurian Inc.	TELL
SandRidge Energy, Inc.	SD
Sitio Royalties Corp.	STR

Annual Bonus

The Board may grant executives a discretionary annual bonus based on the performance of the Company and percentile of the annual bonus for similarly situated employees within the peer group. Ms. Palmer and Ms. Van Zandt were the only Named Executive Officers to receive an annual bonus in 2022.

Long Term Incentive Compensation

In December 2021, the board of directors of our predecessor adopted an Incentive and Change in Control Program (“2021 Incentive and CIC Program”) that is intended to motivate key employees to achieve annual investor returns, encourage pursuit of strategic opportunities and retain key personnel who would be difficult to replace.

The 2021 Incentive and CIC Program includes (i) annual incentives based on 1% of investor distributions intended to align management objectives with investor returns (the “Annual Incentive”) and (ii) a change in control portion that grants to participants as a group 1% of the transaction price if a change in control occurs, subject to continued employment though the change in control.

Under the 2021 Incentive and CIC Program, Annual Incentives are paid out one-third on each of the first three anniversaries of the grant date. The proposed management allocation would grant Ms. Palmer 0.33% of the 1% pool, however grants are reviewed and allocated annually by the Board. Mr. Brumley does not participate in the 2021 Incentive and CIC Program.

Under the 2021 Incentive and CIC Program, certain of our Named Executive Officers were granted non-equity incentive awards on May 1, 2023. Ms. Palmer was granted an award of $365,054, which will be paid out one-third on each of the first three anniversaries of the grant date. Ms. Van Zandt was granted an award of $243,369, which will be paid out one-third on each of the first three anniversaries of the grant date.

Other Compensation Elements

The Company does not maintain any nonqualified deferred compensation plans, nonqualified defined contribution plans, tax-qualified defined benefit plans or supplemental executive retirement plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2022, the only equity interests held by our named executive officers were fully-vested Class B Units in our predecessor. Consequently, we have not included a table of Outstanding Equity Awards at Fiscal Year-End.

Additional Narrative Disclosure

Retirement Benefits

Ms. Palmer participates in a 401(k) plan maintained by the Company for the benefit of its employees. The Company provides a matching contribution equal to 100% of the employee’s elective deferrals that does not exceed 4% of the employee’s compensation for the year.

Potential Payments Upon Termination or Change in Control

The Company does not maintain any formal severance plans for the named executive officers in the absence of a change of control. As discussed above, under the 2021 Incentive and CIC Program, certain members of management are eligible to receive payments upon a change in control of the Company in an aggregate amount equal to 1% of the transaction price.

In November 2022, the board of directors of our predecessor approved the terms of a new severance program intended to incentivize and retain employees by reducing concerns about job security (the “2022 CIC Program”). The terms of the 2022 CIC Program provide for severance to named executive officers in the amount of (i) 1.5 times the sum of annual base salary (or two-times in the case of the chief executive officer) plus (ii) target annual bonuses for our named executive officers (or two-times in the case of the chief executive officer) and a pro-rata annual bonus for the current year, to be paid in a lump sum within 30 days of termination of employment, and continued access to benefit coverage for up to two years subject to executing and not revoking a release of claims. Additionally, the executives would be subject to customary non-solicitation covenants for one year post-termination of employment. Mr. Brumley is not a participant under the program.

Long-Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt a new long-term incentive plan (the “LTIP”) for employees, consultants and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a number of shares of Class A common stock equal to % of the number shares of Class A common stock and Class B common stock outstanding at the closing of this offering (on a fully diluted basis) will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP will be increased on January 1 of each of each calendar year beginning in 2024 and ending and including 2033, by the lesser of (i) a number of shares of Class A common stock equal to % of the total number of shares of Class A common stock and Class B common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s Class A common stock determined by our board of directors or compensation committee. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive options. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, were not issued upon the settlement of the award or otherwise terminated without issuance of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration

The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP (as applicable, the “Administrator”). The Administrator has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the LTIP.

Eligibility

Our employees, consultants and nonemployee directors, and employees, consultants and nonemployee directors of our affiliates, will be eligible to receive awards under the LTIP.

Nonemployee Director Compensation Limits

Under the LTIP, in a single calendar year, a nonemployee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $750,000; provided that, (a) the Administrator may make exceptions to the limit, except that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation and (b) for any calendar year in which a nonemployee director (i) first commences service on our board of directors, (ii) serves on a special committee of the board of directors or (iii) serves as lead director or non-executive chairman of our board of directors, such limit will be increased to $1,000,000. This limit does not apply to any awards or other compensation provided to a non-employee director during any period in which such individual was our employee or was otherwise providing services to us other than in the capacity as a non-employee director.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Share Awards. A restricted share award is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted share award will have rights as a stockholder, including the right to vote the shares of Class A common stock subject to the restricted share award or to receive dividends on the shares of Class A common stock subject to the restricted share award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Share Units. A restricted stock unit is a right to receive cash, shares of Class A common stock or a combination of cash and shares of Class A common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting.

Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator. In the discretion of the Administrator, a grant of restricted stock units may include the right to receive dividend equivalents.

Performance Awards. The Administrator may grant a performance award payable upon the attainment of specific performance goals. The performance goals to be achieved during the performance period and the length of the performance period will be determined by the committee upon the grant of each performance award.

Share Awards. A share award is a transfer of unrestricted shares of Class A common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of Class A common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Class A common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Class A common stock.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award and may be granted not subject to restrictions or conditions or subject to vesting conditions.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards; requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate; in light of such transaction.

Clawback

All awards granted under the LTIP will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the LTIP at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The LTIP will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

Director Compensation

We intend to implement a non-employee director compensation program in connection with this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of our corporate reorganization and this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding shares of Class A common stock;

•	each of our directors and director nominees;

•	our Named Executive Officers; and

•	all of our directors, director nominees and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the directors, director nominees or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Bounty Mineral, Inc., 777 Main Street, Suite 3400, Fort Worth, Texas 76102.

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional             shares from us. The table below does not reflect any shares of Class A common stock that directors, director nominees and executive officers may purchase in this offering through the directed share program described under “Underwriting—Directed Share Program” or any shares to be issued pursuant to the LTIP.

Shares Beneficially Owned After this Offering
Name of Beneficial Owner (1)	Class A Common Stock			Class B Common Stock			Combined Voting Power (2)
	Number	%		Number	%		Number	%

5% Stockholders:

			%			%			%

Directors, Director Nominees and Named Executive Officers:			%			%			%

I. Jon Brumley			%			%			%

Tracie Palmer			%			%			%

Kathy Van Zandt			%			%			%

Jennifer Dempsey			%			%			%

Courtney Bass			%			%			%

John C. Goff			%			%			%

Ricky Brown			%			%			%

Billy Rosenthal			%			%			%

James A. Winne III			%			%			%

Directors, Director Nominees and Executive Officers as a Group (9 Persons)			%			%			%

*	Less than 1%.
(1)

The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of Class A common stock and Class B common stock, except to the extent this power may be shared with a spouse.
(2)

Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Bounty LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Bounty LLC Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Bounty Minerals equal to the number of Bounty LLC Units that they hold.

CORPORATE REORGANIZATION

Overview

Bounty Minerals was incorporated as a Delaware corporation in June 2022. Our Existing Owners own all of the membership interests in Bounty LLC.

Following this offering and the corporate reorganization, Bounty Minerals will be a holding company whose sole material asset will consist of a         % interest in Bounty LLC. Bounty LLC will continue to wholly own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, Bounty Minerals will be the sole managing member of Bounty LLC and will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business.

In connection with this offering,

•	all of the outstanding membership interests in Bounty LLC will be converted into Bounty LLC Units;

•	Bounty Minerals will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•	each Existing Owner will receive a number of shares of Class B common stock equal to the number of Bounty LLC Units held by such Existing Owner following this offering;

•

Bounty Minerals will contribute, directly or indirectly, the net proceeds of this offering to Bounty LLC in exchange for an additional number of Bounty LLC Units such that Bounty Minerals holds, directly or indirectly, a total number of Bounty LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

•	Bounty LLC intends to use a portion of the net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	the Existing Owners will own all of our Class B common stock, representing % total voting power of our capital stock;

•	investors in this offering will own shares of our Class A common stock, or 100% of our Class A common stock, representing % total voting power of our capital stock;

•	Bounty Minerals will own an approximate % interest in Bounty LLC; and

•	the Existing Owners will own an approximate % interest in Bounty LLC.

If the underwriters’ option to purchase additional shares is exercised in full:

•	the Existing Owners will own all of our Class B common stock, representing % total voting power of our capital stock;

•	investors in this offering will own shares of our Class A common stock, or 100% of our Class A common stock, representing % total voting power of our capital stock;

•	Bounty Minerals will own an approximate % interest in Bounty LLC; and

•	the Existing Owners will own an approximate % interest in Bounty LLC.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Bounty LLC Agreement, each Existing Owner will, subject to certain limitations, have a Redemption Right to cause Bounty LLC to acquire all or a portion of its Bounty LLC Units for, at Bounty LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Bounty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, we (instead of Bounty LLC) will have a Call Right to, for administrative convenience, acquire each tendered Bounty LLC Unit directly from the redeeming Existing Owner for, at our election, (x) one share of Class A common stock or (y) an equivalent amount of cash. Our decision to make a cash payment upon an Existing Owner’s redemption election will be made by our independent directors (within the meaning of the NYSE listing rules and Section 10A-3 of the Securities Act). Such independent directors will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Bounty LLC Units and alternative uses for such cash.

In connection with any redemption of Bounty LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Bounty LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The following diagram indicates our corporate structure immediately preceding this offering and the transactions related thereto:

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Our Existing Owners will own, in the aggregate, approximately 100% of our Class B common stock and approximately % of the Bounty LLC Units.

We have granted the underwriters a 30-day option to purchase up to an aggregate of                  additional shares of Class A common stock. Any net proceeds received from the exercise of this option will be contributed to Bounty LLC in exchange for additional Bounty LLC Units, and Bounty LLC intends to use such net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units and to fund future acquisitions of mineral interests.

Offering

Only Class A common stock will be sold to investors in this offering. Immediately following this offering, there will be             shares of Class A common stock issued and outstanding and                  shares of Class A common stock reserved for redemptions of Bounty LLC Units and shares of Class B common stock pursuant to the Bounty LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $         million. We intend to contribute all of the net proceeds from this offering to Bounty LLC in exchange for Bounty LLC Units. Bounty LLC intends to use the net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units and to fund future acquisitions of mineral interests.

As a result of our corporate reorganization and the offering described above (and prior to any redemptions of Bounty LLC Units):

•	the investors in this offering will collectively own shares of Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares);

•	Bounty Minerals will hold Bounty LLC Units;

•	the Existing Owners will hold shares of Class B common stock and a corresponding number of Bounty LLC Units;

•

assuming no exercise of the underwriters’ option to purchase additional shares, the investors in this offering will collectively hold     % of the voting power in us (or     % if the underwriters exercise in full their option to purchase additional shares); and

•

assuming no exercise of the underwriters’ option to purchase additional shares, the Existing Owners will hold     % of the voting power in us (or     % if the underwriters exercise in full their option to purchase additional shares).

Holding Company Structure

Our post-offering organizational structure will allow the Existing Owners to retain their equity ownership in Bounty LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Bounty Minerals, and Bounty Minerals is classified as a domestic corporation for U.S. federal income tax purposes. The Existing Owners and Bounty Minerals will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bounty LLC.

In addition, pursuant to Bounty Minerals’ certificate of incorporation and the Bounty LLC Agreement, Bounty Minerals’ capital structure and the capital structure of Bounty LLC will generally replicate one another and will provide for customary anti-dilution mechanisms in order to maintain the one-for-one redemption ratio between the Bounty LLC Units and Bounty Minerals’ Class A common stock, among other things.

The holders of Bounty LLC Units, including Bounty Minerals, will be allocated their proportionate share of any taxable income or loss of Bounty LLC and will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bounty LLC. The Bounty LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of Bounty LLC Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Bounty LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Bounty Minerals to satisfy its actual tax liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

During the years ended December 31, 2022 and 2021, Bounty LLC purchased $0 and $316,200, respectively, of mineral interests including title costs, of which $0 and $25,517, respectively, was paid through The Caffey Group (“Caffey”), a holder of Bounty LLC Units that acted as an agent in the purchase of these interests. There were no such costs paid through Caffey during the nine months ended September 30, 2023 or 2022. Expensed brokerage fees paid to Caffey were $798 and $84,087 for the years ended December 31, 2022 and 2021, respectively, for maintenance on existing leases. Expensed brokerage fees paid to Caffey were $0 and $798 for the nine months ended September 30, 2023 and 2022, respectively, for maintenance on existing leases. There were no capitalized brokerage fees paid to Caffey during these periods. Certain Caffey employees hold Bounty LLC Units through Union Appalachian Minerals, LLC and additional Bounty LLC Units through Liberty Appalachian Minerals, LLC.

Bounty LLC Agreement

The Bounty LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Bounty LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Bounty LLC Agreement, pursuant to the Redemption Right, the Existing Owners will generally have the right to require Bounty LLC to redeem their Bounty LLC Units for, at Bounty LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Bounty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, we (instead of Bounty LLC) will have the right under its Call Right to, for administrative convenience, acquire the tendered Bounty LLC Units directly from the tending Existing Owners by paying, at our option, either (i) the number of shares of Class A common stock such Existing Owner would have received in the proposed redemption or (ii) an equivalent amount of cash. Our decision to cause Bounty LLC to make a cash payment or to affect a direct exchange upon an Existing Owners redemption election will be made by our independent directors (within the meaning of the NYSE listing rules and Section 10A-3 of the Securities Act). Following a period that is 180 days after the date of this prospectus, the Existing Owners will be permitted to cause a redemption of their Bounty LLC Units for shares of our Class A common stock on a quarterly basis and on such other dates determined by Bounty LLC. As the Existing Owners cause their Bounty LLC Units to be redeemed, our membership interest in Bounty LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Under the Bounty LLC Agreement, subject to the obligation of Bounty LLC to make tax distributions and to reimburse Bounty Minerals for its corporate and other overhead expenses, Bounty Minerals will have the right to determine when distributions will be made to the holders of Bounty LLC Units and the amount of any such distributions. Following this offering, if Bounty Minerals authorizes a distribution, such distribution will be made to the holders of Bounty LLC Units on a pro rata basis in accordance with their respective percentage ownership of Bounty LLC Units.

The holders of Bounty LLC Units, including Bounty Minerals, will be allocated their proportionate share of any taxable income or loss of Bounty LLC and will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of

Bounty LLC. Net profits and net losses of Bounty LLC generally will be allocated to holders of Bounty LLC Units on a pro rata basis in accordance with their respective percentage ownership of Bounty LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Bounty LLC Agreement will provide, to the extent cash is available, for pro rata distributions to the holders of Bounty LLC Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Bounty LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Bounty Minerals to satisfy its actual tax liabilities.

The Bounty LLC Agreement will provide that, except as otherwise determined by us or in connection with the exercise of Bounty Minerals’ Call Right, at any time Bounty Minerals issues a share of its Class A common stock or any other equity security, the net proceeds received by Bounty Minerals with respect to such issuance, if any, shall be concurrently invested in Bounty LLC, and Bounty LLC shall issue to Bounty Minerals one Bounty LLC Unit or other economically equivalent equity interest. Conversely, if at any time any shares of Bounty Minerals’ Class A common stock are redeemed, repurchased or otherwise acquired, Bounty LLC shall redeem, repurchase or otherwise acquire an equal number of Bounty LLC Units held by Bounty Minerals, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Under the Bounty LLC Agreement, the members have agreed that the Existing Owners and/or one or more of their affiliates will be permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

Bounty LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Bounty LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Bounty LLC, (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the members in proportion to the number of Bounty LLC Units owned by each of them.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with the Existing Owners (the “Initial Holders”). The agreement will contain provisions by which we agree to register the sale of up to                  shares (or                  shares if the underwriters exercise their option to purchase additional shares in full) of our Class A common stock that the Existing Owners or certain of their affiliates may receive in exchange for their Bounty LLC Units (and a corresponding number of shares of Class B common stock).

Subject to certain exceptions, if at any time we propose to register an offering of Class A common stock or conduct an underwritten offering, whether or not for our own account, then we must notify the Initial Holders (or their permitted transferees) of such proposal at least ten business days before the filing date in the case of an underwritten offering, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. Any sales in the public market of our Class A common stock registrable pursuant to the registration rights agreement could adversely affect prevailing market prices of our Class A common stock. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—Future sales of shares of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.”

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, our board of directors will adopt a policy for approval of Related Party Transactions, and we expect that our audit committee will review all material facts of a Related Party Transaction. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our outstanding shares of Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our outstanding shares of Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Bounty Minerals will consist of      shares of Class A common stock, $0.01 par value per share, of which      shares will be issued and outstanding,      shares of Class B common stock, $0.01 par value per share, of which                  shares will be issued and outstanding, and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Bounty Minerals does not purport to be complete and is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Except as provided by law or in a preferred stock designation, holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as otherwise required by law, holders of Class A common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Dividend Rights. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of Class A common stock are entitled to receive ratably in proportion to the shares of Class A common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. In connection with this offering, our legal counsel will opine that, subject to the qualifications and limitations stated in such opinion, the shares of our Class A common stock to be issued pursuant to this offering will be fully paid and non-assessable. A copy of such opinion of our legal counsel, including a discussion of the qualifications and limitations thereto, is included as Exhibit 5.1 to the registration statement of which this prospectus forms a part.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Bounty LLC Unit that it holds. Shares of Class B common stock will not be transferrable except in connection with a permitted transfer of a corresponding number of Bounty LLC Units. Accordingly, each Existing Owner will have a number of votes in Bounty Minerals equal to the aggregate number of Bounty LLC Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of (i) shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock or (ii) shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock.

Liquidation Rights. Other than a return in par value equal to the aggregate par value in number of Class B common stock held, holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Bounty Minerals.

Lock-Up Provisions

Our amended and restated certificate of incorporation will provide that, subject to customary exceptions, all of the shares of Common Stock held by the Existing Owners may not be sold, pledged, transferred or otherwise disposed of for 180 days following the consummation of this offering, without the prior written consent of the representative. Following the expiration of such lock-up restrictions, the Existing Owners, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A Common Stock, including any shares issued upon exchange of Bounty LLC Units.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                  shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our Class A common stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We have opted out of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

We have opted out of the provisions of Section 203 of the DGCL because we believe this statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•	provide that our amended and restated bylaws can be amended by the board of directors;

•

provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series;

•

provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors;

•

provide that special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote; and

•	prohibit cumulative voting on all matters.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

our Existing Owners and their affiliates have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if our Existing Owners or their affiliates acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•

any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. In the event the Delaware Court of Chancery lacks subject matter jurisdiction, then the sole and exclusive forum for such action or proceeding shall be the federal district court for the District of Delaware.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

As permitted by Section 145 of the DGCL, our amended and restated bylaws that will be in effect upon completion of this offering provide that:

•	we shall indemnify our directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions, and that we may indemnify other officers, employees or other agents;

•	we shall advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our Class A common stock on the NYSE under the symbol “BNTY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock. Of these shares, all of the                  shares of Class A common stock (or                  shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Bounty LLC Agreement, the Existing Owners will each have the right to cause a redemption of their Bounty LLC Units for Class A common stock at a redemption ratio of one share of Class A common stock for each Bounty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at Bounty LLC’s election, an equivalent amount of cash. The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up restrictions described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up restrictions, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Restrictions

Subject to customary exceptions, we and all of our directors and our executive officers have entered into lock-up agreements pursuant to which we and they have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares of Class A common stock or any securities, convertible into or exchangeable for shares of Class A common stock, without the prior written consent of the representative. These agreements also preclude any hedging collar or other transaction designed or reasonably expected to result in a disposition of shares of Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock. The representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. The representative does not have any present intent or any understanding to release all or any portion of the securities subject to these agreements. Additionally, our amended and restated certificate of incorporation will provide that, subject to customary exceptions, all of the shares of Common Stock held by the Existing Owners may not be sold, pledged, transferred or otherwise disposed of for 180 days following the consummation of this offering, without the prior written consent of the representative.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of shares of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA and/or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation, direct or indirect, to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the ERISA Plan and the applicable provisions of ERISA, the Code, or any Similar Laws relating to the fiduciary’s duties to the ERISA Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the ERISA Plan;

•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the ERISA Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the ERISA Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the ERISA Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code or any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations issued at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries or it is a “venture capital operating company” or “real estate operating company” (each as defined in the DOL regulations); or

(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, Individual Retirement Accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. Each person that acquires or holds shares of common stock is deemed to represent and warrant that either (i) it is not acquiring and will not hold such shares of common stock with “plan assets” of any ERISA Plan or (ii) its acquisition and holding of such shares of common stock will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that acquired such Class A common stock pursuant to this offering and holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. A change in law may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	Existing owners;

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership (or a partner therein) or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” depending on factors deemed relevant by our board of directors, following completion of this offering, our board of directors may elect to declare dividends on our Class A common stock. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a USRPHC for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With regard to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Following the corporate reorganization, we believe that we will be, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such common stock as described above under “—Distributions”).

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

Although FATCA withholding could apply to gross proceeds on the disposition of our Class A common stock, the U.S. Treasury released proposed U.S. Treasury regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A common stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Raymond James & Associates, Inc. is acting as representative of the underwriters of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of Class A common stock shown opposite its name below:

Underwriter	Number of Shares

Raymond James & Associates, Inc.

Stifel, Nicolaus & Company, Incorporated

Stephens Inc.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the shares of Class A common stock offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other customary conditions set forth in the underwriting agreement.

The underwriters are obligated to purchase and accept delivery of all of the shares of Class A common stock offered by this prospectus, if any of the shares of Class A common stock are purchased, other than those covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $                per share of Class A common stock. After the public offering of the shares of Class A common stock, the underwriters may change the public offering price and other selling terms. The shares of Class A common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of the shares of Class A common stock in whole or in part.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                  shares of our Class A common stock from us at the offering price less underwriting discounts and commissions, solely for the purpose of covering overallotments. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.

Discounts and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

Paid by the Company
	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

The representative has advised us that the underwriters propose to offer the shares of Class A common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                 per share.

If all the shares are not sold at the initial public offering price following the initial public offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $                 (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Restrictions

Subject to customary exceptions, we and all of our directors and our executive officers have agreed, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable for shares of our capital stock, without the prior written consent of the representative. Our amended and restated certificate of incorporation will provide that, subject to customary exceptions, all of the shares of Common Stock held by the Existing Owners may not be sold, pledged, transferred or otherwise disposed of for 180 days following the consummation of this offering, without the prior written consent of the representative. Following the expiration of such lock-up restrictions, the Existing Owners, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A Common Stock, including any shares issued upon exchange of Bounty LLC Units. These restrictions also preclude any hedging collar or other transaction designed or reasonably expected to result in a disposition of shares of Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock. The representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these restrictions. The representative does not have any present intent or any understanding to release all or any portion of the securities subject to these restrictions.

Offering Price Determination

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was negotiated between the representative and us. In determining the initial public offering price of our Class A common stock, the representative considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Stabilization, Short Positions and Penalty Bids

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase shares of our Class A common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act (“Regulation M”) that are intended to stabilize, maintain or otherwise affect the price of the shares of our Class A common stock. The underwriter may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

We have applied to list our shares of Class A common stock on the NYSE under the symbol “BNTY.”

Stamp Taxes

If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of Class A common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of Class A common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by Raymond James & Associates, Inc., an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Participants in the directed share program shall be subject to a three month lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up restrictions described above. Any shares sold in the directed share program to our directors or executive officers shall be subject to the lock-up restrictions described above. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant Member State”), no common stock has been offered or will be offered pursuant to the offering to a public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Regulation:

•	to legal entities that are qualified investors as defined under the Prospectus Regulation;

•

by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining prior consent of the representative of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the securities will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the securities may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the securities with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this offering memorandum relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance

(Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of Bounty Minerals, Inc. as of December 31, 2022 and June 20, 2022, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bounty Minerals Holdings LLC as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Estimates of our reserves and related future net cash flows related to our properties as of December 31, 2022 and 2021 included herein and elsewhere in the registration statement were based upon reserve reports prepared by our independent petroleum engineers, CG&A. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

BOUNTY MINERALS, INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Introduction

Bounty Minerals, Inc. (“Bounty Minerals” or the “Company”), the issuer in this offering, is a holding company formed to own an interest in, and act as the sole managing member of, Bounty Minerals Holdings LLC (“Bounty LLC”). Our historical financial statements are those of Bounty LLC, our accounting predecessor for financial reporting purposes.

The unaudited pro forma consolidated financial statements of the Company reflect the historical results of the Company on a pro forma basis to give effect to the following transactions (collectively, the “Transactions”), which are described in further detail below, as if they had occurred on September 30, 2023, for pro forma balance sheet purposes, and on January 1, 2022, for pro forma statement of operations purposes:

•	the Corporate Reorganization as described under “Corporate Reorganization” elsewhere in this prospectus;

•

the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). The net proceeds from the sale of the shares of Class A common stock (based on an assumed initial public offering price of $                  per share) are expected to be $                  , net of underwriting discounts of $                  and other offering expenses payable by us of $                  ;

•	the recognition of share-based compensation expense totaling $6.1 million related to historical Bounty LLC Class B units; and

•	a provision for corporate income taxes at an effective rate of %, inclusive of federal, state and local income taxes.

The pro forma financial statements have been adjusted to include transaction accounting adjustments in accordance with GAAP, linking the effects of the Transactions to the historical consolidated financial statements of Bounty LLC.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of our predecessor as of September 30, 2023 and includes pro forma adjustments to give effect to the Transactions as if they had occurred on September 30, 2023. The unaudited pro forma statements of operations of the Company for the year ended December 31, 2022 and nine months ended September 30, 2023 are based on the historical consolidated statements of operations of Bounty LLC, giving effect to the Transactions as if they had occurred January 1, 2022.

Bounty Minerals is subject to U.S. federal and state income taxes as a corporation. Our predecessor, Bounty LLC, is treated as a flow-through entity for U.S. federal income tax purposes, and as such, is generally not subject to U.S. federal income tax at the entity level. The unaudited pro forma consolidated financial statements have been prepared as if the Company would have been subject to U.S. federal, state and local taxes and should be read in conjunction with “Corporate Reorganization” and with the audited historical financial statements and related notes of Bounty LLC included elsewhere in this prospectus.

The pro forma results are not necessarily indicative of financial results that would have been attained had the Transactions occurred on the date indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The transaction accounting adjustments are based on available information and certain assumptions that management believes are factually supportable. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the Transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma financial statement of operations and should not be relied upon as an indication of the future results the Company will have after the completion of the Transactions contemplated by these unaudited pro forma consolidated financial statements.

BOUNTY MINERALS, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2023

(Unaudited)

		Transaction Accounting Adjustments
	HISTORICAL BOUNTY MINERALS HOLDINGS LLC (PREDECESSOR)	Corporate Reorganization and Offering			Share-Based Compensation			PRO FORMA BOUNTY MINERALS, INC.
Assets
Current assets:
Cash and cash equivalents	$12,590		(c	)
Prepaid expenses	1,020
Accounts receivable	6,785

Total current assets	20,395
Furniture and equipment, net	49
Mineral interests, net of accumulated depletion	407,038
Operating lease right-of-use asset	199

Total assets	$427,681

Liabilities and Equity
Current liabilities:
Accounts payable	1,838
Contingent liability for title disputes	1,565
Current operating lease liability	202
Income tax payable	—		(b	)

Total current liabilities	3,605
Non-current operating lease liability	—
Deferred tax liability	—		(b	)
Members’ equity/stockholders’ equity:
Members’ equity	424,076		(a	)		(e	)
Class A common stock	—		(c	)
Additional paid-in capital	—		(a	)
			(c	)
Retained earnings	—		(a	)
Non-controlling interest	—		(a	)

Total liabilities and members’/stockholders’ equity	$427,681

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOUNTY MINERALS, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Unaudited)

		Transaction Accounting Adjustments
	HISTORICAL BOUNTY MINERALS HOLDINGS LLC (PREDECESSOR)	Corporate Reorganization and Offering			Share-Based Compensation			PRO FORMA BOUNTY MINERALS, INC.
Revenue:
Oil and gas royalty revenues	$40,199							$
Lease bonus	15,345

Total revenues	55,544

Expenses:
Royalty deductions	7,558
County and other taxes	783
Acquisition and land costs	16
Depletion and depreciation	8,894
Share-based compensation	—					(e	)
General and administrative	6,266
Loss on sale of minerals	—

Total expenses	23,517

Net income from operations	32,027
Other income:
Other income	355

Net income before income tax expense	32,382
Income tax expense	—		(b	)

Net income	$32,382

Less net income attributable to non-controlling interest
Net income attributable to stockholders
Net Income per Common Share (d)
Basic
Diluted
Weighted Average Common Shares outstanding (d)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOUNTY MINERALS, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Unaudited)

		Transaction Accounting Adjustments
	HISTORICAL BOUNTY MINERALS HOLDINGS LLC (PREDECESSOR)	Corporate Reorganization and Offering		Share-Based Compensation		PRO FORMA BOUNTY MINERALS, INC.
Revenue:
Oil and gas royalty revenues	$113,776					$
Lease bonus	26,286

Total revenues	140,062

Expenses:
Royalty deductions	9,732
County and other taxes	368
Acquisition and land costs	14
Depletion and depreciation	11,246

Share-based compensation	—				(e)
General and administrative	9,342
Loss on sale of minerals	4,072

Total expenses	34,774

Net income from operations	105,288
Other income:
Other income	1,315

Net income before income tax expense	106,603

Income tax expense	—		(b)

Net income	$106,603

Less net income attributable to non-controlling interest
Net income attributable to stockholders
Net Income per Common Share (d)
Basic
Diluted
Weighted Average Common Shares outstanding (d)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOUNTY MINERALS, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation, the Offering and Reorganization

The historical financial information is derived from the financial statements of Bounty LLC included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the Transactions had taken place on September 30, 2023. For purposes of the unaudited pro forma statements of operations, it is assumed the Transactions had taken place on January 1, 2022.

Following the closing of this offering, we anticipate incurring incremental general and administrative expenses as a result of operating as a publicly traded company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, Sarbanes-Oxley Act compliance expenses, expenses associated with listing our Class A common stock on the NYSE, independent auditor fees, independent reserve engineer fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses. These incremental general and administrative expenses are not reflected in the historical financial statements of our predecessor. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $              million per year. These direct, incremental general and administrative expenses are not reflected in the historical financial statements or in the unaudited pro forma financial statements.

Bounty Minerals, Inc. was incorporated as a Delaware corporation in June 2022. Following this offering, Bounty Minerals will be a holding company whose sole material asset will consist of a             % interest in Bounty LLC. Bounty LLC will continue to wholly own all of our operating assets. Following this offering, Bounty Minerals will be the sole managing member of Bounty LLC and will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business and will consolidate the financial results of Bounty LLC and its subsidiaries.

In connection with this Offering, we will engage in the following series of transactions, which, together with the Offering, are collectively referred to in this prospectus as our “corporate reorganization”:

•	all classes of the outstanding membership interests in Bounty LLC will be converted into Bounty LLC Units;

•	Bounty Minerals will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•	each Existing Owner will receive a number of shares of Class B common stock equal to the number of Bounty LLC Units held by such Existing Owner following this offering;

•

Bounty Minerals will contribute, directly or indirectly, the net proceeds of this offering to Bounty LLC in exchange for an additional number of Bounty LLC Units such that Bounty Minerals holds, directly or indirectly, a total number of Bounty LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

•	Bounty LLC intends to use a portion of the net proceeds to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	the Existing Owners will own all of our Class B common stock, representing % total voting power of our capital stock;

•	investors in this offering will own shares of our Class A common stock, or 100% of our Class A common stock, representing % total voting power of our capital stock;

•	Bounty Minerals will own an approximate % interest in Bounty LLC; and

•	the Existing Owners will own an approximate % interest in Bounty LLC.

If the underwriters’ option to purchase additional shares is exercised in full:

•	the Existing Owners will own all of our Class B common stock, representing % total voting power of our capital stock;

•	investors in this offering will own shares of our Class A common stock, or 100% of our Class A common stock, representing % total voting power of our capital stock;

•	Bounty Minerals will own an approximate % interest in Bounty LLC; and

•	the Existing Owners will own an approximate % interest in Bounty LLC.

2. Transaction Accounting Adjustments

The pro forma financial statements have been adjusted to reflect the Transactions as follows:

Corporate Reorganization

(a)	Reflects the issuance of shares of Class B common stock to our Existing Owners.

(b)

Reflects estimated income tax provision associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal and state income tax as a corporation using a rate of approximately            % for the year ended December 31, 2022. This rate is inclusive of U.S. federal and state taxes. The calculation of future net income tax expense is performed on a year-by-year basis by taking into account each year’s projected revenues, operating expenses, depreciation, depletion, and other factors in arriving at each year’s tax outflow. As such, the effective rate utilized in this calculation can differ from the blended statutory rate.

Offering Transactions

(c)

Reflects the issuance and sale of shares of Class A common stock at an assumed initial public offering price of $             per share, net of underwriting discounts and commissions of $             million in the aggregate, and additional estimated expenses payable by us related to the Offering of approximately $             million and the use of the net proceeds therefrom as follows:

•	the Company will contribute all of the net proceeds from the Offering to Bounty LLC in exchange for Bounty LLC Units; and

•

Bounty LLC will use the net proceeds from the Offering to purchase Bounty LLC Units, together with an equal number of shares of Class B common stock, from certain owners of Bounty LLC Units and to fund future acquisitions of mineral interests.

(d)	Reflects basic and diluted earnings per common share as shown below for the applicable period:

	September 30, 2023	December 31, 2022
BASIC

Net income

Net income attributable to non-controlling interests

Shares issued in the Offering

Basic earnings per share
DILUTED
Numerator:

Net income

Effect of dilutive securities

Diluted net income attributable to stockholders
Denominator:

Basic weighted average shares outstanding

Effect of dilutive securities

Diluted weighted average shares outstanding

Diluted earnings per share

Share-Based Compensation

(e)	Reflects share-based compensation expense related to historical Bounty LLC Class B units.

From 2012 to 2014, share-based compensation was paid in the form of Class B units to employees and non-employees who provided services to Bounty LLC. The Class B units awarded were subject to restrictions on transferability, customary forfeiture provisions, and time vesting provisions.

Two-thirds of the Class B units remained forfeitable as of September 30, 2023, and, as the service period for these units will be deemed complete upon this offering, the Company will recognize $6.1 million in share-based compensation expense.

3. Reserve and Related Financial Data (SMOG)—Unaudited

Standardized Measure of Discounted Future Net Cash Flows

The following pro forma standardized measure of discounted future net cash flows and changes applicable to Bounty LLC’s proved reserves reflect the effect of income taxes assuming Bounty LLC’s future earnings had been subject to federal and state income tax as a corporation. The future cash flows are discounted at ten percent per year and assume continuation of existing economic conditions.

Reserve estimates are inherently imprecise. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered, and estimates are expected to change as future information becomes available. Estimates, assumptions used, and any resulting net cash flow calculations do not necessarily reflect the Company’s expectations of actual revenues or present value of reserves.

Pro forma income tax expense is calculated using the estimated                 rate of                 %.

The pro forma standardized measure of discounted estimated future net cash flows was as follows as of December 31, 2022:

	BOUNTY MINERALS HOLDINGS LLC (PREDECESSOR)	CORPORATE REORGANIZATION	PRO FORMA
Future cash inflows	$1,326,549,888
Future production costs	(14,178,432)
Future income tax expense	—

Future net cash flows	1,312,371,456
10% annual discount	(644,589,888)

Standardized measure of discounted future net cash flows	$667,781,568

The change in the pro forma standardized measure of discounted estimated future net cash flows were as follows for 2022:

	BOUNTY MINERALS HOLDINGS LLC (PREDECESSOR)	CORPORATE REORGANIZATION	PRO FORMA
Standardized measure of discounted future net cash flows, beginning of the year	$302,267,584
Changes in the year resulting from:
Net change in prices and production costs	269,683,252
Oil, gas and NGL sales (net of royalty deductions and county and other taxes)	(103,644,698)
Extensions	236,355,806
Acquisition of reserves	—
Divestiture of reserves	(59,622)
Revisions of previous quantity estimates	(57,898,667)
Net change in taxes	—
Accretion of discount	30,226,758
Timing differences and other	(9,148,845)

Standardized measure of discounted future net cash flows, ending of the year	$667,781,568

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bounty Minerals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Bounty Minerals, Inc. (the Company) as of December 31, 2022 and June 20, 2022, and the related notes to the balance sheets (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and June 20, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Fort Worth, TX

March 10, 2023

BOUNTY MINERALS, INC.

Balance Sheet

	December 31, 2022	June 20, 2022
Assets
Total assets	$—	$—

Liabilities and Stockholders’ Equity
Total liabilities	—	—
Subscription receivable from Bounty Minerals Holdings LLC	(100)	(100)
Common stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding	100	100

Total stockholders’ equity	—	—
Total liabilities and stockholders’ equity	$—	$—

See accompanying notes.

BOUNTY MINERALS, INC.

NOTES TO BALANCE SHEET

1. Nature of Business

Nature of the Business

Bounty Minerals, Inc. (“Bounty Minerals”) was incorporated as a Delaware corporation in June 2022 as a holding company formed to own an interest in, and act as the sole managing member of, Bounty Minerals Holdings LLC (“Bounty LLC”). Bounty Minerals will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounts are maintained and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate statements of operations, cash flows, and changes in stockholder’s equity have not been presented because this entity has had no operations to date.

3. Stockholders’ Equity

The Company is authorized to issue 1,000 shares of common stock with a par value $0.01 per share. Bounty LLC has yet to fund its $100 initial capitalization as of December 31, 2022, and we have presented this as a subscription receivable.

BOUNTY MINERALS, INC.

Balance Sheet

	September 30, 2023 (unaudited)	December 31, 2022
Assets
Total assets	$—	$—

Liabilities and Stockholders’ Equity
Total liabilities	—	—
Subscription receivable from Bounty Minerals Holdings LLC	(100)	(100)
Common stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding	100	100

Total stockholders’ equity	—	—
Total liabilities and stockholders’ equity	$—	$—

See accompanying notes.

BOUNTY MINERALS, INC.

NOTES TO BALANCE SHEET

1. Nature of Business

Nature of the Business

Bounty Minerals, Inc. (“Bounty Minerals”) was incorporated as a Delaware corporation in June 2022 as a holding company formed to own an interest in, and act as the sole managing member of, Bounty Minerals Holdings LLC (“Bounty LLC”). Bounty Minerals will be responsible for all operational, management and administrative decisions relating to Bounty LLC’s business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounts are maintained and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate statements of operations, cash flows, and changes in stockholders’ equity have not been presented because this entity has had no operations to date.

3. Stockholders’ Equity

The Company is authorized to issue 1,000 shares of common stock with a par value $0.01 per share. Bounty LLC has yet to fund its $100 initial capitalization as of September 30, 2023, and we have presented this as a subscription receivable.

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of Bounty Minerals Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bounty Minerals Holdings LLC (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, members’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Fort Worth, TX

March 10, 2023

BOUNTY MINERALS HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$30,518	$13,556
Prepaid expenses	1,061	950
Accounts receivable	15,922	17,007

Total current assets	47,501	31,513
Furniture and equipment, net	35	37
Mineral interests, net of accumulated depletion	415,326	430,758
Operating lease right-of-use asset	367	—

Total assets	$463,229	$462,308

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	26,508	525
Contingent liability for title disputes	1,565	1,565
Current operating lease liability	223	—

Total current liabilities	28,296	2,090
Non-current operating lease liability	146	—
Members’ equity	434,787	460,218

Total liabilities and members’ equity	$463,229	$462,308

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2022	2021
Revenue:
Oil and gas royalty	$113,776	$69,218
Lease bonus	26,286	5,215

Total revenues	140,062	74,433
Expenses:
Royalty deductions	9,732	8,637
County and other taxes	368	411
Acquisition and land costs	14	1,686
Depletion and depreciation	11,246	12,788
General and administrative	9,342	5,915
Loss on sale of minerals	4,072	—

Total expenses	34,774	29,437

Income from operations	$105,288	$44,996
Other income (expense):
Other income	1,315	2

Net income	$106,603	$44,998

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(in thousands)

Total Members’ Equity
Balance at January 1, 2021	$457,720
Members’ distributions	(42,500)
Net income	44,998

Balance at December 31, 2021	$460,218
Members’ distributions	(107,034)
Members’ distributions accrued	(25,000)
Net income	106,603

Balance at December 31, 2022	$434,787

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2022	2021
Operating Activities:
Net income	$106,603	$44,998
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of right-of-use asset	231	—
Depletion and depreciation expense	11,246	12,788
Mineral conveyance for lease bonus	—	(1,424)
Loss on sale of minerals	4,072	—
Changes in operating assets/liabilities:
Accounts receivable	1,085	(11,953)
Prepaid expenses	(111)	(10)
Accounts payable and accrued liabilities	983	1,738
Operating lease liabilities	(229)	—

Net cash provided by operating activities	123,880	46,137
Investing Activities:
Purchases of furniture and equipment	(10)	(20)
Purchases of mineral interests	(6)	(323)
Proceeds from sale of mineral interests	132	—

Net cash provided by (used in) investing activities	116	(343)
Financing Activities:
Members’ distributions	(107,034)	(42,500)

Net cash used in financing activities	(107,034)	(42,500)
Net change in cash and cash equivalents	16,962	3,294
Cash and cash equivalents, beginning of period	13,556	10,262

Cash and cash equivalents, end of period	$30,518	$13,556

Non-cash Investing and Financing Activities:
Conveyance of mineral interests	$—	$1,424
Accrued members’ distributions	$25,000	$—
Additions to ROU asset:
New operating lease liabilities	$598	$—

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Note 1. Nature of Business and Basis of Accounting

Bounty Minerals Holdings LLC (the “Company” or “BMH”) was formed in 2012 with the objective of acquiring non-producing mineral interests. The Company currently owns mineral interests in the Appalachian basin which includes the states of Ohio, Pennsylvania and West Virginia. The Company’s corporate offices are located in Fort Worth, Texas.

As a limited liability company (“LLC”), the risk of loss for each individual member is limited to the amount of capital contributed to the LLC and, unless otherwise noted, the individual member’s liability for indebtedness of an LLC is limited to the member’s actual capital contributions.

Basis of Accounting

The accounts are maintained and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Bounty Minerals LLC, Bounty Minerals Management LLC, Bounty Minerals BlockerCo LLC and Bounty Minerals EmployeeCo LLC (“EmployeeCo”), each wholly owned subsidiaries of Bounty Minerals Holdings LLC. All intercompany accounts and transactions have been eliminated in the Company’s consolidated financial statements.

Note 2. Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Significant estimates with regard to these financial statements include revenue accruals, the estimation of proved oil and gas reserves, the impairment of long-lived assets, including mineral interests, and the estimate of the fair value of share-based compensation.

Cash and Cash Equivalents

The Company considers all cash and highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents. At December 31, 2022 and 2021, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Mineral Interests

The Company uses the successful efforts method to account for its mineral interests. Under this method, costs of acquiring properties are capitalized and recorded in mineral interests in the accompanying consolidated

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2. Summary of Significant Accounting Policies – continued

balance sheets. The Company is organized for the purposes of engaging in the acquisition of oil and natural gas mineral interests and leasing such mineral interests to exploration and production operators while retaining revenue interests. The Company is not obligated for costs relating to the exploration and development of mineral interests acquired.

The Company capitalizes all costs associated with successful mineral interest acquisitions. Costs associated with unsuccessful acquisitions are recorded to acquisition and land costs in the accompanying consolidated statements of operations, which also includes ongoing land and title maintenance costs on existing properties. There were no costs associated with unsuccessful acquisitions for the years ended December 31, 2022 or 2021.

On August 11, 2022, the Company sold its Anadarko basin mineral interests located in Oklahoma for cash proceeds of approximately $0.1 million and recognized a loss of $4.1 million, which is reflected in the accompanying consolidated statements of operations. The revenues and expenses related to the Anadarko basin mineral interests during 2022 and 2021 were de minimis. Following the sale of the Anadarko Basin mineral interests, the Company is now solely focused in the Appalachian basin.

As development work progresses on the Company’s mineral interests and the reserves on these properties are produced, capitalized costs attributed to the acquisitions become proved and are subject to depletion. The Company uses the units-of-production method for calculating depletion expense. Proved properties are reasonably aggregated and depleted based on a common geological structural feature.

Producing properties totaled $136.7 million and $120.1 million at December 31, 2022 and 2021, respectively. Nonproducing properties totaled $338.6 million and $359.5 million at December 31, 2022 and 2021, respectively.

The Company recognized $11.2 million and $12.8 million in depletion expense for the years ended December 31, 2022 and 2021, respectively. Accumulated depletion at December 31, 2022 and 2021 was $59.9 million and $48.9 million, respectively.

Furniture and Equipment

The Company capitalizes purchases of office furniture and equipment, certain leasehold improvements and computer hardware and software and presents these costs net of accumulated depreciation. Depreciation is calculated using the straight-line method over the expected useful lives ranging from three to five years. Depreciation expense totaled $13 thousand in 2022 and $14 thousand in 2021.

Accumulated depreciation was $1 million at both December 31, 2022 and 2021.

Impairment of Long-Lived Assets

The carrying value of the mineral interests is periodically evaluated for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated undiscounted future net cash flows of proved properties will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value. If changes in circumstances indicate that the carrying cost would not be recoverable from the expected undiscounted future cash flows resulting from the development of the related minerals, Bounty would recognize an impairment. The impairment loss would be valued as the amount by which the asset’s pre-tax carrying amount exceeds the forecasted royalty. Unproved properties are

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2. Summary of Significant Accounting Policies – continued

also assessed for impairment periodically when facts and circumstances indicate that the carrying value may not be recoverable, at which point an impairment loss is recognized to the extent the carrying value exceeds the estimated recoverable value.

The Company evaluates impairment of proved and unproved mineral interests separately. There was no impairment recognized for the years ended December 31, 2022 and 2021.

Revenue from Contracts with Customers

Accounting Standards Codification Topic (“ASC”) 606, Revenue from Contracts with Customers, requires that an entity recognize revenue at an amount that reflects the consideration to which it expects to be entitled in exchange for transferring goods or services to a customer. It requires the Company to identify performance obligations within its contracts and to allocate transaction prices to those obligations.

Oil and gas royalty revenue

Oil and gas royalty revenue represents the right to receive proceeds from sales of oil, natural gas and natural gas liquids at the wellhead or as the lease dictates. Oil and gas royalty revenue is recognized at the control point at which the product is produced and sold to the purchaser on behalf of Bounty and when payment is reasonably assured.

Certain performance obligations are established in the executed lease agreement (the “contract”), between Bounty and the operator. Bounty, as lessor, exclusively grants the operator, the lessee, access to drill and explore unto the leased premises in return for delivery of the proceeds of its proportionate share of the minerals.

The right to oil and gas royalty revenue originates with actual production and there are no further performance obligations. Due to the lag in payment from the operator for certain sales periods and limited third party information, some expected volumes and prices are estimated and recorded in accounts receivable in the accompanying consolidated balance sheets. Oil and natural gas prices are estimated using an adjusted market index and determined monthly. Any difference between estimated and actual revenue will be recognized when payment is received.

Bounty currently receives monthly revenue checks from approximately 94 oil and gas operators. The Company has customers concentrated within the same geographical area and industry, and the availability and prices of oil and natural gas affect the nature, amount, timing and uncertainty of any future revenue and cash flows. Royalty deductions on the consolidated statements of operations consist of the Company’s share of expenses for transportation, gathering, compression, processing and severance taxes.

During the twelve months ending December 31, 2022 and 2021 the disaggregated revenues from sales of oil, natural gas, NGLs and other royalty payments are as follows:

	For the Years Ended December 31,
	2022	2021
Disaggregated oil and gas royalty revenue (in thousands)
Oil sales	$9,204	$5,785
Natural gas sales	82,699	46,856
NGL sales	21,842	16,483
Other royalty	31	94

Total oil and gas royalty revenue	$113,776	$69,218

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2. Summary of Significant Accounting Policies – continued

Other royalty includes flat rate, shut-in and gas storage payments.

Lease bonus

Bounty earns lease bonus revenue for leasing its mineral interests to operators in exchange for an upfront lease bonus (and possibly, at a later date, extension) payment. The price is reflected as upfront consideration per net acre in the contract. Any optional lease extension payment is also agreed upon in the oil and gas lease and stated therein.

Once any agreed upon due diligence is performed, the lease is executed and payment is received, there are no additional performance obligations in connection with the lease bonus payment. Lease extension payments may be made at the option of the lessee before the lease terminates with no further action by the lessor.

Income Taxes

The Company is not a taxable entity for state or federal income tax purposes, and thus, no income tax expense has been recorded in the accompanying consolidated financial statements. The members are responsible for state and federal income taxes on their allocable share of the Company’s income.

The Company files tax returns in the United States federal jurisdiction and various state jurisdictions within the United States. At December 31, 2022, tax returns related to the periods ended December 31, 2016 through 2021 remain open to possible examination by the tax authorities. There are no tax returns currently under examination by any tax authorities. As of December 31, 2022, the Company has not incurred any penalties or interest under ASC Topic 740, Income Taxes.

ASC Topic 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company must determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The Company’s opinion is that there are no such uncertain tax positions at December 31, 2022 or 2021.

Share-Based Compensation

From 2012 to 2014, share-based compensation was paid in the form of Class B units to employees and non-employees who provide services to the Company (“Class B members”). There were no further units awarded after 2014. The Class B units awarded are subject to restrictions on transferability, customary forfeiture provisions, and time vesting provisions. There were no forfeitures during 2022 or 2021.

Share-based compensation expense is based on the estimated fair value of the awards in accordance with ASC Topic 718, Stock Compensation, which generally requires the Company to recognize expenses associated with the Class B units at their estimated grant date fair value. Certain forfeiture provisions related to one-third of the Class B units have lapsed; therefore, the service period for this portion of the awards was deemed to have been complete prior to 2021. Accordingly, all associated compensation expense related to these awards was recognized prior to 2021 and there was no further expense recognized in the years ended December 31, 2022 and 2021.

Two-thirds of the Class B units remain forfeitable as of December 31, 2022 and the service period will not be deemed complete until the Class A members’ unreturned contribution accounts have been reduced to zero, a

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2. Summary of Significant Accounting Policies – continued

change in control or qualified public offering has occurred or the relationship with the Class B member is terminated by the Company. As the Company cannot accurately predict when the service period for the remaining two-thirds of the Class B units will occur, no share-based compensation expense is expected to be recognized for these Class B units until the service period is known and is completed. The estimated unrecognized share-based compensation expense at December 31, 2022 is approximately $6.1 million.

The fair value of the Class B units was estimated using option pricing models which utilized multiple input variables that determined the probability of the Class B unitholders receiving distributions in the future. A volatility assumption based on the historic median volatilities of selected guideline companies and a risk-free rate based on the U.S. Treasury Yield Curve were used.

Recently Issued Accounting Standards Not Yet Adopted

ASU 2016-13 Financial Instruments—Credit Losses is effective for all private companies for fiscal years beginning after December 15, 2022. The update involves measurement of credit losses for most financial assets and certain other instruments not measured at fair value through net income. The Company plans to adopt the standard as of January 1, 2023.

We are currently evaluating the impact that the adoption of this update will have on our consolidated financial statements and disclosures.

Note 3. Members’ Equity

The Company has issued Class A and B units. The Class A units were issued in consideration for defined capital commitments. Class B units were issued for no consideration to members who were actively involved in the operations of the Company, some of whom were also Class A members.

As of December 31, 2022 and 2021, the Company had 100,000 Class A units outstanding and 100,000 Class B units outstanding. Per the terms of the Company’s LLC agreement, all available cash and other property, including equity securities, will be distributed to the members as follows: (First), 100% to the Class A members, in proportion to, and to the extent of, each Class A member’s unreturned contribution account until the unreturned contribution account of each Class A member has been reduced to zero, then (Second), 85% to the Class A members (pro rata in accordance with their respective class sharing percentage) and 15% to the Class B members (pro rata in accordance with their respective class sharing percentage).

Profits and losses are determined and allocated with respect to each fiscal year of the Company as of the end of such fiscal year. Profits and losses are allocated among the members in a manner such that the adjusted capital account of each member is, as nearly as possible, equal (proportionately) to the distributions that would be made to such member if the Company were dissolved.

Note 4. Acquisitions

During 2021, the Company entered into purchase agreements to acquire mineral interests from third parties in 49 acres in three states: Ohio, Pennsylvania and West Virginia. The Company invested $0.3 million which includes the cash purchase price for the mineral interests and transaction costs directly attributable to the acquisitions. There were no acquisitions in 2022.

The Company entered into an agreement in May 2021 with an operator in Appalachia wherein the operator conveyed approximately 316 net acres located in Monongalia County, West Virginia to Bounty that served as the

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4. Acquisitions – continued

bonus consideration owed to Bounty for the lease of approximately 775 net acres in Monongalia and Wetzel counties in West Virginia and Greene County, Pennsylvania. The fair market value of the minerals conveyed to Bounty totaled $1.4 million and is recognized in mineral interests in the accompanying consolidated balance sheets and in lease bonus in the accompanying consolidated statements of operations for the year ended December 31, 2021.

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The fair value of the conveyed mineral interests was derived using the income approach based upon an internal estimate of expected future net cash flows including future production on the conveyed mineral interests, prices, and discount rates, which are considered Level 3 inputs under US GAAP. Level 3 inputs are those inputs used to measure fair value that are unobservable and supported by little or no market activity and may reflect the use of significant management judgment.

Note 5. Leases

ASC Topic 842, Leases, requires lessees to record leases as right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. The Company adopted the standard as of January 1, 2022.

The Company elected to apply the transition guidance under ASU 2018-11, “Leases (Topic 842) Targeted Improvements,” in which ASC 842 is applied at the adoption date, while the comparative periods will continue to be reported in accordance with historic accounting under ASC 840. This standard does not apply to leases to explore for or use minerals, oil or gas resources, including the right to explore for those natural resources and rights to use the land in which those natural resources are contained.

ASC 842 allowed for the election of certain practical expedients at adoption to ease the burden of implementation. At implementation, the Company elected to (i) maintain the historical lease classification for leases prior to January 1, 2022, (ii) use historical practices in assessing the lease term of existing contracts at adoption, (iii) combine lease and non-lease components of a contract as a single lease and (iv) not record short-term leases in the consolidated balance sheet, all in accordance with ASC Topic 842.

The Company enters into leasing transactions as a lessee and determines if an arrangement is a lease at inception of the arrangement and classifies any lease as an operating lease or a finance lease, depending on the lease classification guidance. We currently do not have any finance leases.

Our operating lease is reflected as an operating lease ROU asset, current operating lease liability and non-current operating lease liability on our consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5. Leases – continued

The table below presents the maturity of the Company’s lease liabilities as of December 31, 2022.

Year	Commitment (in thousands)
2023	234
2024	159

Total lease payments	$393

Less imputed interest	$(24)

Total lease liabilities	$369

Note 6. Related Party Transactions

During 2021, the Company purchased $0.3 million of mineral interests including title costs, of which $26 thousand was paid through The Caffey Group (“Caffey”), a holder of Class B units that acted as an agent in the purchase of these interests. Certain Caffey employees hold Class A units through Union Appalachian Minerals, LLC and additional Class B units through Liberty Appalachian Minerals, LLC. There were no capitalized brokerage fees paid to Caffey in 2022 or 2021. Expensed brokerage fees paid to Caffey were $1 thousand and $84 thousand in 2022 and 2021, respectively, for maintenance on existing leases.

Included in accounts payable as of December 31, 2022 and 2021 were $0 and $1 thousand, respectively, owed to Caffey.

Note 7. Commitments and Contingencies

Contingencies

The Company is subject to various proceedings and claims that arise in the ordinary course of business. While these matters involve inherent uncertainty, the Company believes these matters, individually and in the aggregate, will not have a material adverse impact on the financial position, results of operations or cash flows of the Company.

The Company is currently involved in certain litigation related to title disputes and recognized a contingent loss at December 31, 2021 based on the conclusion that a loss is probable. The loss is estimated at the net book value of the disputed acreage, which totals $1.6 million. The loss is included in acquisition and land costs in the accompanying consolidated statements of operations for the year ended December 31, 2021. The discovery stage is scheduled to end in April 2023 and, as the loss is still probable as of December 31, 2022, it continues to be recognized as a contingent liability in the accompanying consolidated balance sheets.

Note 8. Subsequent Events

The Company has evaluated subsequent events through March 10, 2023, the date the financial statements were available to be issued.

On January 5, 2023, the Company made a cash distribution of $25 million to members. The Board declared the distribution in December 2022 and this amount is included in members’ equity and accounts payable in the accompanying consolidated balance sheets.

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9. Reserve and Related Financial Data (SMOG) – Unaudited

Oil and Natural Gas Reserves

In accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities, proved reserves are those quantities of oil and natural gas, which can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. To estimate economically recoverable proved reserves and related future net cash flows, we considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data that cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Reserve estimates are inherently imprecise. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered.

Our estimated net proved reserves as of December 31, 2022 and December 31, 2021 have been prepared by CG&A, our independent petroleum engineering firm, in accordance with the rules and regulations of the SEC. All of our proved reserves are located in the United States.

	Crude Oil (Mbbl)	Natural Gas (Mmcf)	NGL (Mbbl)	Total (Mmcfe)
Proved reserve quantities, December 31, 2020	554	91,283	3,416	115,103
Sales of minerals-in-place	—	—	—	—
Extensions and discoveries	248	46,601	1,759	58,641
Acquisitions	1	1,084	65	1,484
Revisions of previous estimates	160	28,365	1,032	35,520
Production	(101)	(13,587)	(503)	(17,209)

Proved reserve quantities, December 31, 2021	863	153,746	5,769	193,539
Sales of minerals-in-place	1	12	1	22
Extensions and discoveries	311	52,727	2,885	71,902
Acquisitions	—	—	—	—
Revisions of previous estimates	(202)	(34,402)	(233)	(37,015)
Production	(106)	(12,870)	(559)	(16,861)

Proved reserve quantities, December 31, 2022	867	159,213	7,862	211,588
Proved developed reserve quantities:
December 31, 2020	386	65,492	2,460	82,572
December 31, 2021	490	81,961	3,874	108,145
December 31, 2022	459	88,633	4,322	117,318
Proved undeveloped reserve quantities:
December 31, 2020	168	25,791	955	32,531
December 31, 2021	374	71,786	1,894	85,394
December 31, 2022	409	70,580	3,540	94,270

Changes in proved reserves that occurred during 2022 were primarily due to:

•	the divestment of mineral interests in Oklahoma of less than 0.023 Bcfe of proved reserves;

•

well additions, extensions and discoveries of approximately 71.9 Bcfe. 19.16 Bcfe was added from 156 gross wells converted to proved developed and proved developed not producing due to continuous activity on our mineral interests. 10.69 Bcfe was added as proved undeveloped over 47 gross locations

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9. Reserve and Related Financial Data (SMOG) – Unaudited – continued

due to increased operator activity and 42.05 Bcfe due to reclass of 227 gross well locations to proved undeveloped due to addition of forced pooling in WV;

•

negative revision of 37.02 Bcfe. 5.89 Bcfe decrease due to 44 gross locations being reclassified to non-proved due to unit configuration (operator updates to existing units and development of new units) and 31.13 Bcfe due to reclass of 158 gross well locations to non-proved due to addition of forced pooling in WV.

Changes in proved reserves that occurred during 2021 were primarily due to:

•	the acquisition of additional mineral interests adding 1.48 Bcfe of proved reserves;

•

well additions, extensions and discoveries of approximately 58.64 Bcfe. 26.43 Bcfe was added from 158 gross wells converted to proved developed and proved developed not producing due to continuous activity on our mineral interests. 32.21 Bcfe was added as proved undeveloped over 181 gross locations due to increased operator activity;

•

positive revision of 35.52 Bcfe. 41.02 Bcfe increase due to increased life for 54 gross proved developed wells, and 157 gross proved undeveloped locations running economic at updated SEC pricing, offset by a negative revision of 5.5 Bcfe due to reclass of 39 gross horizontal locations to non-proved due to unit configuration (operator updates to existing units and development of new units).

Between publication of the December 31, 2021 and December 31, 2022 reserves reports, the State of West Virginia passed legislation allowing for unitization. Certain undrilled locations in West Virginia not known to be within an existing unit, while meeting the technical requirements under Rule 4-10(a)(22) of Regulation S-X, were disqualified as proved reserves due to lack of unitization/pooling. As a result of this legislation, some of these locations have now been re-classified as proved undeveloped (“PUD”). Specifically, the West Virginia locations affected target the Marcellus and Upper Devonian reservoirs. West Virginia has seen increased development activity since the unitization legislation became law. However, to maintain consistency in our PUD booking strategy (i.e., limiting proved undeveloped reserves to approximately two years’ worth of development activity), we have limited proved undeveloped reserves by moving other technical PUD locations (outside of West Virginia) into non-proved reserves to offset the influx of West Virginia PUDs as we believe the development timing for these locations has changed.

Standardized Measure of Discounted Future Net Cash Flows

The following standardized measure of discounted future net cash flows and changes therein relating to estimated proved reserves have been calculated based on guidelines prescribed in ASC Topic 932, Extractive Industries – Oil and Gas. Assumptions used to compute the standardized measure, including the standard discount rate of ten percent, are prescribed by the FASB and SEC.

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9. Reserve and Related Financial Data (SMOG) – Unaudited – continued

These assumptions and any resulting net cash flow calculations do not necessarily reflect the Company’s expectations of actual revenues or present value of reserves.

	For the Years Ended December 31,
	2022	2021
Future cash inflows	$1,326,549,888	$601,617,536
Future production costs	(14,178,432)	(7,268,800)
Future income tax expense	—	—

Future net cash flows	1,312,371,456	594,348,736
10% annual discount	(644,589,888)	(292,081,152)

Standardized measure of discounted future net cash flows	$667,781,568	$302,267,584

Standardized measure of discounted future net cash flows, beginning of the year	$302,267,584	$83,251,904
Changes in the year resulting from:
Net change in prices and production costs	269,683,252	102,967,424
Oil, gas and NGL sales (net of royalty deductions and county and other taxes)	(103,644,698)	(60,076,000)
Extensions	236,355,806	100,817,361
Acquisition of reserves	—	1,164,389
Divestiture of reserves	(59,622)	—
Revisions of previous quantity estimates	(57,898,667)	63,275,832
Net change in taxes	—	—
Accretion of discount	30,226,758	8,325,190
Timing differences and other	(9,148,845)	2,541,484

Standardized measure of discounted future net cash flows, ending of the year	$667,781,568	$302,267,584

BOUNTY MINERALS HOLDINGS LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands)

	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$12,590	$30,518
Prepaid expenses	1,020	1,061
Accounts receivable	6,785	15,922

Total current assets	20,395	47,501

Furniture and equipment, net	49	35
Mineral interests, net of accumulated depletion	407,038	415,326
Operating lease right-of-use asset	199	367

Total assets	$427,681	$463,229

Liabilities and Members’ Equity

Current liabilities:
Accounts payable	1,838	26,508
Contingent liability for title disputes	1,565	1,565
Current operating lease liability	202	223

Total current liabilities	3,605	28,296

Non-current operating lease liability	—	146

Members’ equity	424,076	434,787

Total liabilities and members’ equity	$427,681	$463,229

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue:
Oil and gas royalty	$11,605	$32,989	$40,199	$83,227
Lease bonus	3,463	7,102	15,345	20,471

Total revenues	15,068	40,091	55,544	103,698

Expenses:
Royalty deductions	2,517	2,533	7,558	6,851
County and other taxes	606	41	783	332
Acquisition and land costs	—	1	16	3
Depletion and depreciation	3,065	3,311	8,894	9,295
General and administrative	2,050	2,437	6,266	6,454
Loss on sale of minerals	—	4,072	—	4,072

Total expenses	8,238	12,395	23,517	27,007
Income from operations	6,830	27,696	32,027	76,691
Other income (expense):
Other income	102	110	355	1,135

Total other income, net	102	110	355	1,135

Net income	$6,932	$27,806	$32,382	$77,826

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(Unaudited)

(in thousands)

Total Members’ Equity
Balance at January 1, 2022	$460,218
Members’ distributions	(71,581)
Net income	77,826

Balance at September 30, 2022	$466,463

Balance at January 1, 2023	$434,787
Members’ distributions	(43,093)
Net income	32,382

Balance at September 30, 2023	$424,076

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2023	2022
Operating Activities:
Net income	$32,382	$77,826
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of right-of-use asset	168	174
Depletion and depreciation expense	8,894	9,295
Loss on sales of minerals	—	4,072
Changes in operating assets/liabilities:
Accounts receivable	9,136	(7,229)
Prepaid expenses	41	(333)
Accounts payable and accrued liabilities	318	1,398
Operating lease liabilities	(167)	(172)

Net cash provided by operating activities	50,772	85,031

Investing Activities:
Purchases of furniture and equipment	(26)	(10)
Purchases of mineral interests	(581)	(6)
Proceeds from sale of mineral interests	—	133

Net cash provided by (used in) investing activities	(607)	117

Financing Activities:
Members’ distributions	(68,093)	(71,581)

Net cash used in financing activities	(68,093)	(71,581)

Net change in cash and cash equivalents	(17,928)	13,567
Cash and cash equivalents, beginning of period	30,518	13,556

Cash and cash equivalents, end of period	$12,590	$27,123

Non-cash Investing and Financing Activities:
Accrual for purchases of mineral interests	$19	$—
Additions to ROU asset:
New operating lease liabilities	$—	$598

See accompanying notes.

BOUNTY MINERALS HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Nature of Business and Basis of Accounting

Nature of the Business

Bounty Minerals Holdings LLC (the “Company” or “BMH”) was formed in 2012 with the objective of acquiring non-producing mineral interests. The Company currently owns mineral interests in the Appalachian basin which includes the states of Ohio, Pennsylvania and West Virginia. The Company’s corporate offices are located in Fort Worth, Texas.

Basis of Accounting

The accounts are maintained and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), except that they do not include all of the notes required for financial statements prepared in conformity with U.S. GAAP. Accordingly, the accompanying unaudited interim financial statements should be read in conjunction with our audited financial statements. The unaudited interim financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair representation. The results of operations for the three and nine months ended September 30, 2023 are not necessarily indicative of the results expected for the entire fiscal year ending December 31, 2023. BMH operates in one segment: oil and natural gas exploration and production.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Bounty Minerals LLC, Bounty Minerals Management LLC, Bounty Minerals BlockerCo LLC and Bounty Minerals EmployeeCo LLC (“EmployeeCo”), each wholly owned subsidiaries of Bounty Minerals Holdings LLC. All intercompany accounts and transactions have been eliminated in the Company’s consolidated interim financial statements.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Significant estimates with regard to these financial statements include revenue accruals, the estimation of proved oil and gas reserves, the impairment of long-lived assets, including mineral interests, and the estimate of the fair value of share-based compensation.

Significant Accounting Policies

Significant accounting policies are disclosed in the Company’s audited consolidated financial statements and notes for the year ended December 31, 2022. The Company adopted ASC Topic 842, Leases as of January 1, 2022. See further discussion in Note 5. Leases.

There have been no other changes in accounting policies or the application of such policies during the nine months ended September 30, 2023.

Mineral Interests

The Company uses the successful efforts method to account for its mineral interests. Under this method, costs of acquiring properties are capitalized and recorded in mineral interests in the accompanying condensed consolidated

Note 2. Summary of Significant Accounting Policies – continued

balance sheets. The Company is organized for the purposes of engaging in the acquisition of oil and natural gas mineral interests and leasing such mineral interests to exploration and production operators while retaining revenue interests. The Company is not obligated for costs relating to the exploration and development of mineral interests acquired.

On August 11, 2022, the Company sold its Anadarko basin mineral interests located in Oklahoma. These minerals were purchased in 2012 and 2013 and were immaterial to operations. The net book value of the properties is $4.2 million, resulting in a loss of approximately $4 million, which is recognized in the accompanying consolidated statements of operations for 2022. The Company is now solely focused in the Appalachian basin.

The Company uses the units-of-production method for calculating depletion expense. Proved properties are reasonably aggregated and depleted based on a common geological structural feature.

The Company recognized $8.9 million and $9.2 million in depletion expense for the nine months ended September 30, 2023 and 2022, respectively. The Company recognized $3.1 million and $3.3 million in depletion expense for the three months ended September 30, 2023 and 2022, respectively. Accumulated depletion at September 30, 2023 and December 31, 2022 is $68.8 million and $59.9 million, respectively.

Revenue from Contracts with Customers

Accounting Standards Codification Topic (“ASC”) 606, Revenue from Contracts with Customers, requires that an entity recognize revenue at an amount that reflects the consideration to which it expects to be entitled in exchange for transferring goods or services to a customer. It requires the Company to identify performance obligations within its contracts and to allocate transaction prices to those obligations.

Oil and gas royalty revenue

Oil and gas royalty revenue represents the right to receive proceeds from sales of oil, natural gas and natural gas liquids at the wellhead or as the lease dictates. Oil and gas royalty revenue is recognized at the control point at which the product is produced and sold to the purchaser on behalf of Bounty and when payment is reasonably assured.

Certain performance obligations are established in the executed lease agreement (the “contract”), between Bounty and the operator. Bounty, as lessor, exclusively grants the operator, the lessee, access to drill and explore unto the leased premises in return for delivery of the proceeds of its proportionate share of the minerals. The price received is reflected on the royalty revenue check remittance. As the right to oil and gas royalty revenue does not originate until actual production, there are no further performance obligations. However, due to the lag in payment from the operator for certain sales periods and limited third party information, some expected volumes and prices are estimated and recorded in accounts receivable in the accompanying condensed consolidated balance sheets. Oil and natural gas prices are estimated using an adjusted market index and determined monthly. Any difference between estimated and actual revenue will be recognized when payment is received.

Bounty currently receives monthly revenue checks from approximately 80 oil and gas operators. The Company has customers concentrated within the same geographical area and industry, and the availability and prices of oil and natural gas affect the nature, amount, timing and uncertainty of any future revenue and cash flows.

Royalty deductions on the condensed consolidated statements of operations consist of the Company’s share of expenses for transportation, gathering, compression, processing and severance taxes.

Note 2. Summary of Significant Accounting Policies – continued

During the three and nine months ending September 30, 2023 and 2022 the disaggregated revenues from sales of oil, natural gas, NGLs and other royalty payments are as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	(In thousands)		(In thousands)
	2023	2022	2023	2022
Disaggregated oil and gas royalty revenue:
Natural gas sales	$5,842	$25,982	$22,923	$59,534
NGL sales	3,504	5,147	11,022	16,553
Oil sales	2,226	1,853	6,203	7,118
Other royalty	33	7	51	22

Total oil and gas royalty revenue	$11,605	$32,989	$40,199	$83,227

Other royalty includes flat rate, shut-in and gas storage payments.

Lease bonus

In addition to receiving royalty revenue, Bounty also leases its mineral interests to operators in exchange for an upfront lease bonus (and possibly, at a later date, extension) payment. The price is reflected as upfront consideration per net acre in the contract. Any optional lease extension payment is also agreed upon in the oil and gas lease and stated therein.

Once any agreed upon due diligence is performed, the lease is executed and payment is received, there are no additional performance obligations by the lessor or lessee for the lease bonus payment. Lease extension payments may be made at the option of the lessee before the lease terminates with no further action by the lessor.

Income Taxes

The Company is not a taxable entity for state or federal income tax purposes, and thus, no income tax expense has been recorded in the accompanying condensed consolidated financial statements. The members are responsible for state and federal income taxes on their allocable share of the Company’s income.

Share-Based Compensation

From 2012 to 2014, share-based compensation was paid in the form of Class B units to employees and non-employees who provide services to the Company (“Class B members”). There were no further units awarded after 2014. The Class B units awarded are subject to restrictions on transferability, customary forfeiture provisions, and time vesting provisions. There were no forfeitures during 2023 or 2022.

Share-based compensation expense is based on the estimated fair value of the awards in accordance with ASC Topic 718, Stock Compensation, which requires the Company to recognize expenses associated with the Class B units at their estimated grant date fair value.

Two-thirds of the Class B units remain forfeitable as of September 30, 2023 and the service period will not be deemed complete until the Class A members’ unreturned contribution accounts have been reduced to zero, a change in control or qualified public offering has occurred or the relationship with the Class B member is terminated by the Company. As the Company cannot accurately predict when the service period for the remaining two-thirds of the Class B units will occur, no share-based compensation expense is expected to be recognized for these Class B units until the service period is known and is completed. Compensation expense for the forfeitable units was measured as of January 1, 2020, the adoption date of ASU 2018-07. The estimated unrecognized share-based compensation expense at September 30, 2023 is approximately $6.1 million.

Note 2. Summary of Significant Accounting Policies – continued

The fair value of the Class B units was estimated using option pricing models which utilized multiple input variables that determined the probability of the Class B unitholders receiving distributions in the future. A volatility assumption based on the historic median volatilities of selected guideline companies and a risk-free rate based on the U.S. Treasury Yield Curve were used.

Note 3. Members’ Equity

The Company has issued Class A and B units. The Class A units were issued in consideration for defined capital commitments. Class B units were issued for no consideration to members who were actively involved in the operations of the Company, some of whom were also Class A members.

As of September 30, 2023, the Company had 100,000 Class A units outstanding and 100,000 Class B units outstanding. Per the terms of the Company’s LLC agreement, all available cash and other property, including equity securities, will be distributed to the members as follows: (First), 100% to the Class A members, in proportion to, and to the extent of, each Class A member’s unreturned contribution account until the unreturned contribution account of each Class A member has been reduced to zero, then (Second), 85% to the Class A members (pro rata in accordance with their respective class sharing percentage) and 15% to the Class B members (pro rata in accordance with their respective class sharing percentage).

Profits and losses are determined and allocated with respect to each fiscal year of the Company as of the end of such fiscal year. Profits and losses are allocated among the members in a manner such that the adjusted capital account of each member is, as nearly as possible, equal (proportionately) to the distributions that would be made to such member if the Company were dissolved.

Note 4. Acquisitions

During the nine months ended September 30, 2023, the Company entered into purchase agreements to acquire mineral interests from third parties in 59 acres in West Virginia and Ohio. The Company invested $0.6 million, which includes the cash purchase price for the mineral interests and transaction costs directly attributable to the acquisitions. There were no acquisitions for the nine months ended September 30, 2022.

Note 5. Leases

ASC Topic 842, Leases, requires lessees to record leases as right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. The Company adopted the standard as of January 1, 2022.

The Company elected to apply the transition guidance under ASU 2018-11, “Leases (Topic 842) Targeted Improvements,” in which ASC 842 is applied at the adoption date, while the comparative periods will continue to be reported in accordance with historic accounting under ASC 840. This standard does not apply to leases to explore for or use minerals, oil or gas resources, including the right to explore for those natural resources and rights to use the land in which those natural resources are contained.

ASC 842 allowed for the election of certain practical expedients at adoption to ease the burden of implementation. At implementation, the Company elected to (i) maintain the historical lease classification for leases prior to January 1, 2022, (ii) use historical practices in assessing the lease term of existing contracts at adoption, (iii) combine lease and non-lease components of a contract as a single lease and (iv) not record short-term leases in the consolidated balance sheet, all in accordance with ASC Topic 842.

Note 5. Leases – continued

The Company enters into leasing transactions as a lessee and determines if an arrangement is a lease at inception of the arrangement and classifies any lease as an operating lease or a finance lease, depending on the lease classification guidance. We currently do not have any finance leases.

Our operating lease is reflected as an operating lease ROU asset, current operating lease liability and non-current operating lease liability on our condensed consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The table below presents the maturity of the Company’s lease liabilities as of September 30, 2023.

Year	Commitment in thousands
2023 Remaining	59
2024	159

Total lease payments	$218

Less imputed interest	$(15)

Total lease liabilities	$202

Note 6. Commitments and Contingencies

Contingencies

The Company is subject to various proceedings and claims that arise in the ordinary course of business. While these matters involve inherent uncertainty, the Company believes these matters, individually and in the aggregate, will not have a material adverse impact on the financial position, results of operations or cash flows of the Company.

The Company is currently involved in certain litigation related to title disputes and recognized a contingent loss in the year ended December 31, 2021, based on the conclusion that a loss is probable. The loss is estimated at the net book value of the disputed acreage, which totals $1.6 million. Litigation is still ongoing and, as the loss is still probable as of September 30, 2023, it continues to be recognized as a contingent liability in the accompanying condensed consolidated balance sheets.

Note 7. Subsequent Events

The Company has evaluated subsequent events through November 17, 2023, the date the financial statements were available to be issued.

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

3P. The sum of all proven, probable and possible reserves.

Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an analogous reservoir refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) same geological formation (but not necessarily in pressure communication with the reservoir of interest); (ii) same environment of deposition; (iii) similar geological structure; and (iv) same drive mechanism. For a complete definition of analogous reservoir, refer to the SEC’s Regulation S-X, Rule 4-10(a)(2).

Basin. A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

Boe. One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Boe/d. One Boe per day.

British thermal unit or Btu. The quantity of heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion. Installation of permanent equipment for production of natural gas, NGLs or oil or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

Condensate. A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing natural gas, NGLs and oil. For a complete definition of development costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(7).

Development project. The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Drilling spacing unit or DSU. Areas designated in a spacing order or unit designation as a unit and within which operators drill wellbores to develop our oil and natural gas rights.

Dry hole or dry well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

DUCs. Gross drilled but uncompleted horizontal wells.

Economically producible. The term economically producible, as it relates to a resource, means a resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. For a complete definition of economically producible, refer to the SEC’s Regulation S-X, Rule 4-10(a)(10).

Estimated ultimate recovery. The sum of reserves remaining as of a given date and cumulative production as of that date.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. For a complete definition of field, refer to the SEC’s Regulation S-X, Rule 4-10(a)(15).

Formation. A layer of rock that has distinct characteristics that differs from nearby rock.

Gross acres. The total acres or wells, as the case may be, in which a mineral or royalty interest is owned.

Gross well. A well in which a mineral interest is owned.

Held by production. Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of natural gas, NGLs or oil.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

MBbl. One thousand barrels of crude oil, condensate or NGLs.

Mcf. One thousand cubic feet of natural gas.

Mcfe. One thousand cubic feet of natural gas equivalent, determined by using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate of natural gas liquids.

Mcf/d. One Mcf per day.

Mcfe/d. One Mcfe per day.

MMBbl. One million barrels of crude oil, condensate or NGLs.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of natural gas.

MTPA. One million tons per annum of LNG.

Net mineral acres. The total gross acres in which an owner owns a mineral or royalty interest without giving effect to the incorporation of such acreage into a larger DSU. For example, an owner who owns a 25%, or 1/4th, royalty interest in 100 acres has 100 net mineral acres.

Net production. Production on our properties calculated net to our royalty interests.

Net revenue interest. The net royalty, overriding royalty, production payment and net profits interests in a particular tract or well.

Net well. Represents a 100% net revenue interest in a single gross well, calculated by multiplying the number of gross wells in which a mineral interest is owned by the interest in such wells. An owner with a 1.0% interest in 100 wells would own one gross well (100 multiplied by 1.0% = 1).

NGLs. Natural gas liquids. Hydrocarbons found in natural gas that may be extracted as liquefied petroleum gas and natural gasoline.

NRAs (1/8 Basis) or net royalty acres (1/8 Basis). The hypothetical number of acres in which an owner owns a standardized 12.5%, or 1/8th, royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would hypothetically own 200 NRAs on a 1/8th basis (100 multiplied by 25% divided by 12.5%).

NRAs (Actual 100% Basis) or net royalty acres (Actual or 100% Basis). The actual number of acres in which an owner owns a standardized 100% royalty interest based on the actual number of net mineral acres in which such owner has an interest and the average royalty interest such owner has in such net mineral acres. For example, an owner who has a 25%, or 1/4th, royalty interest in 100 net mineral acres would own 25 NRAs on an actual or a 100% basis (100 multiplied by 25%).

NYMEX. The New York Mercantile Exchange.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well or lease.

Play. A geographic area with hydrocarbon potential.

Possible reserves. Reserves that are less certain to be recovered than probable reserves.

Probable reserves. Reserves that are less certain to be recovered than proved reserves but that, together with proved reserves, are as likely as not to be recovered.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect. A specific geographic area that, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area. The part of a property to which proved reserves have been specifically attributed.

Proved developed reserves. Reserves that can be expected to be recovered through (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Those quantities of natural gas, NGLs and oil that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that such locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time.

Realized price. The cash market price less all expected quality, transportation and demand adjustments.

Reasonable certainty. A high degree of confidence that quantities will be recovered. For a complete definition of reasonable certainty, refer to the SEC’s Regulation S-X, Rule 4-10(a)(24).

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resources. Quantities of natural gas, NGLs and oil estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Spacing. The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

Spot market price. The cash market price without reduction for expected quality, transportation and demand adjustments.

Success rate. The percentage of wells drilled that produce hydrocarbons in commercial quantities.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas, NGLs or oil regardless of whether such acreage contains proved reserves.

Unit. The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

Weighted Average Royalty. The weighted average of our royalty interests is used to approximate the average net royalty acres for our mineral interests. Calculated as the sum of the products of net mineral acres and royalty percentage, divided by the total royalty percentage.

Wellbore. The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

Working interest. The right granted to the lessee of a property to develop, produce and own natural gas, NGLs, oil or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Bounty Minerals, Inc.

Class A Common Stock

Preliminary Prospectus

RAYMOND JAMES	STIFEL

STEPHENS INC.

                    , 2024

Until                , 2024 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the shares of Class A common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$11,020.00

FINRA filing fee		15,500.00

NYSE listing fee			*

Accounting fees and expenses			*

Legal fees and expenses			*

Printing and engraving expenses			*

Transfer agent and registrar fees			*

Miscellaneous			*

Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Section 145 of the DGCL, our amended and restated bylaws that will be in effect upon completion of this offering provide that:

•	we shall indemnify our directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions, and that we may indemnify other officers, employees or other agents;

•	we shall advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our non-executive directors or officers, as applicable, against certain liabilities that may arise by reason of their status or service as non-executive directors or officers, as applicable, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

On June 20, 2022, the registrant issued 1,000 shares of common stock, par value $0.01 per share, to Bounty LLC for aggregate consideration of $100.00.

The offer, sale and issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipient of securities in this transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof. No underwriters were involved in the above transaction.

Item 16. Exhibits

(a) Exhibits

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*3.1	Certificate of Incorporation of Bounty Minerals, Inc.

*3.2	Form of Amended and Restated Certificate of Incorporation of Bounty Minerals, Inc.

*3.3	Bylaws of Bounty Minerals, Inc.

*3.4	Form of Amended and Restated Bylaws of Bounty Minerals, Inc.

*4.1	Form of Class A Common Stock Certificate

*4.2	Form of Registration Rights Agreement

*5.1	Form of Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered

*10.1†	Form of Bounty Minerals, Inc. Long-Term Incentive Plan

*10.2	Form of Amended and Restated Limited Liability Company Agreement of Bounty Minerals Holdings LLC

*10.3†	Form of Indemnification Agreement between Bounty Minerals, Inc. and each of the directors and officers thereof

*21.1	Subsidiaries of Bounty Minerals, Inc.

23.1	Consent of Ernst & Young LLP (Bounty Minerals, Inc. and Bounty Minerals Holdings LLC)

23.2	Consent of Cawley, Gillespie & Associates, Inc.

*23.3	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*99.1	Cawley, Gillespie & Associates, Inc. Summary of Reserves of Bounty Resources, LLC at December 31, 2021

99.2	Cawley, Gillespie & Associates, Inc. Summary of Reserves of Bounty Resources, LLC at December 31, 2022

*99.3	Consent of Jennifer Dempsey, Director Nominee

*99.4	Consent of Courtney Bass, Director Nominee

*99.5	Consent of John C. Goff, Director Nominee

*99.6	Consent of Ricky Brown, Director Nominee

*99.7	Consent of Billy Rosenthal, Director Nominee

*99.8	Consent of James A. Winne III, Director Nominee

*107	Calculation of Filing Fee Table

*	Previously Filed.
†	Compensatory plan or arrangement.

(b)

Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on November 17, 2023.

BOUNTY MINERALS, INC.

By:	/s/ I. Jon Brumley
Name:	I. Jon Brumley
Title:	Executive Chairman

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons and in the capacities indicated on November 17, 2023.

Signature	Title

/s/ I. Jon Brumley I. Jon Brumley	Executive Chairman

/s/ Tracie Palmer Tracie Palmer	Chief Executive Officer and President (Principal Executive Officer)

* Kathy Van Zandt	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Tracie Palmer

Tracie Palmer
Attorney-in-fact